Exhibit 99.1

2022

NOTICE OF MEETING, PROXY STATEMENT AND INFORMATION CIRCULAR

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

If you have questions or require assistance to vote your shares, contact:

Laurel Hill Advisory Group

Front Cover Theme

Our front cover photo was taken at one of Vermilion’s field offices in southern France. It represents the seeds of our international expansion in 1997, which was a major pillar of our free cash flow-generating business model, and our commitment to Environmental, Social and Governance (“ESG”) matters of importance. Vermilion prioritizes health, safety and the environment in all of our operations – and we take this even further. Partnering with our stakeholders to enrich the lives of the people in the communities where we live and work is fundamental in our approach to what we do every day, and has been a focus for more than two decades.

This photo also represents our conservative approach to executing our business model, as we did with subsequent international expansions. This provides a focus on our core business principles, which are (i) maintaining a strong balance sheet with low leverage; (ii) managing a total payout ratio of less than 100%; (iii) consistently delivering results that meet or exceed expectations; (iv) protecting equity to minimize dilution; and (v) maintaining a strong corporate culture. These principles were implemented when Vermilion started paying a distribution as an energy trust in 2003, and still shepherd us to providing long-term value creation for our stakeholders.

About Vermilion

Vermilion is a publicly traded, widely held, international energy producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development.

VERMILION IS A DIVERSIFIED ENERGY PRODUCER WITH ASSETS IN POLITICALLY STABLE COUNTRIES

Vermilion's Operations

Our core business involves the acquisition, exploration, development and optimization of light oil and liquids-rich natural gas conventional resource plays in North America and conventional natural gas and oil opportunities in Europe and Australia, with an emerging focus on developing renewable energy projects closely related to our core competencies.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Through the rest of this document we refer to Vermilion Energy Inc. as “we”, “our”, “us”, “Vermilion” and/or the “Company”.

North American Assets

Canada

Vermilion’s Canadian production and assets are focused in West Pembina near Drayton Valley, Alberta and in southeast Saskatchewan and southwest Manitoba.

United States of America

Vermilion entered the U.S. in 2014, acquiring 53,000 net acres of land in the Turner Sand play in the Powder River Basin of northeastern Wyoming. Encouraging initial results prompted Vermilion to consolidate its working interest in the Turner Sand project area to 100% through the acquisition of the remaining 30% interest in 2015. We subsequently acquired additional lands in May 2016 and August 2018, and completed a strategic acquisition in 2021 to further consolidate our land base. The Company now holds approximately 131,000 net acres of land in this promising light oil play.

International Assets

France

France represented Vermilion’s first international expansion when we entered the country in 1997. Today, Vermilion is France’s largest oil producer, constituting approximately two-thirds of the domestic oil production. Located in the Aquitaine and Paris Basins, our assets are characterized by large original oil in place conventional fields with high working interests and a low base decline rate. Since our initial entry into France, we have completed three additional acquisitions, making significant investments in the country for the benefit of our stakeholders.

The Netherlands

Vermilion entered the Netherlands in 2004 and today we are the second-largest onshore natural gas producer in the country. Our producing assets are located in the northwest part of the country with a regional office in Harlingen. Our European headquarters is located in Amsterdam. Vermilion has tripled its undeveloped land base in the Netherlands since the beginning of 2012 and we now hold approximately 800,000 net acres of undeveloped land within the Netherlands.

Germany

Vermilion entered Germany in 2014 through the acquisition of a non-operated 25% interest in a four-partner consortium. Since then, we have bolstered our presence in the country with the execution of a significant farm-in agreement in 2015, the addition of further licenses, and the 2016 acquisition of operated producing properties. Additionally, in 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Germany is the largest gas market in Europe and has a long history of oil and natural gas development.

Ireland

Vermilion holds a 20% operated interest in the Corrib natural gas field, offshore Ireland. Production at Corrib commenced on December 30, 2015. In 2021, Vermilion announced an agreement to consolidate an incremental 36.5% interest in Corrib, which will increase our working interest to 56.5%. The Corrib field constitutes 100% of Ireland's natural gas production.

Central and Eastern Europe

Vermilion's establishment of early entry positions in Croatia, Hungary and Slovakia represents an extension of our European growth strategy. We have approximately 2 million acres of undeveloped land across these three countries and are focused on underinvested basins prospective for both oil and gas that can benefit from new technology.

Australia

Vermilion entered Australia in 2005 by acquiring a 60% operated interest in the Wandoo field, located approximately 80 km off the northwest shelf of Australia. In 2007, we acquired the remaining 40% interest. Production is from two operated off-shore platforms, one of which (Wandoo B) is permanently staffed.

Table of Contents

Shareholder and Voting Information
Invitation to Shareholders.........................................................	1
General and Voting Information................................................	2
Registered and Beneficial Shareholder Voting.........................	4
Business Highlights...................................................................	5
Letter to Shareholders...............................................................	9
Leadership Changes.................................................................	11
Board Governance Policies and Compensation Highlights.......	12
Executive Compensation Policies and Highlights.....................	14
Meeting Matters
Annual Business.......................................................................	16
Special Business.......................................................................	17
Treasury Reserve-Equity Compensation Plans........................	23
Director Nominees and Compensation
Director Nominee Biographies..................................................	25
Director Compensation.............................................................	34
Summary Compensation Table.................................................	36
Equity Ownership......................................................................	38
Corporate Governance
Governance Philosophy............................................................	40
Diversity Policy..........................................................................	40
Nomination of Directors.............................................................	41
Board Tenure............................................................................	41
Other Public Company Directorships........................................	41
Board Assessments..................................................................	42
Skills and Experience................................................................	43
Continuing Education................................................................	44
Director Orientation...................................................................	46
Independence and Board Committees......................................	46
Expectations of Board Members...............................................	46
Meeting Attendance..................................................................	47
Sessions Without Management................................................	48
Retirement Guideline................................................................	48
Terms of Reference..................................................................	48
Code of Business Conduct and Ethics......................................	49
Risk Oversight...........................................................................	50
Board Committees....................................................................	50
Sustainability and Climate-Related Governance.......................	51
Board and Committees
Board and Committee Highlights..............................................	53
Board of Directors.....................................................................	54
Audit Committee........................................................................	56
Governance and Human Resources Committee......................	57
Health, Safety and Environment Committee.............................	59
Independent Reserves Committee............................................	60
Sustainability Committee...........................................................	61
Stakeholder Engagement and Communication with the Board...................................................................................	62
Letter to Shareholders from the Governance and Human Resources Committee...............................................................	64

Peer Group and Performance Graph
Peer Group................................................................................	65
Annualized Total Shareholder Return.......................................	66
Performance Graph...................................................................	67
Compensation Discussion and Analysis
Compensation Discussion and Analysis Overview...................	68
Compensation Philosophy........................................................	68
Annual Compensation Process.................................................	69
Elements of Compensation.......................................................	71
Executive Compensation and Corporate Performance Results
2021 NEO Compensation Decisions.........................................	79
Short-term Incentive Scorecard Results...................................	83
Long-term Incentive Scorecard Results....................................	85
Summary Compensation Table.................................................	90
Realized Pay.............................................................................	93
Cost of Management Ratios......................................................	94
Equity Ownership Policy...........................................................	95
Trading in Vermilion Securities.................................................	96
Anti-Hedging Policy...................................................................	96
Clawback Policy (Recoupment of Incentive Compensation).....	96
Succession Planning.................................................................	97
Termination and Change of Control Benefits............................	98
Schedules and Other Information
Schedule “A” - Terms of Reference for the Board....................	100
Schedule “B” - Summary of the Omnibus Incentive Plan.........	103
Schedule “C” - Advisory Statements........................................	107
Schedule “D” - Virtual Meeting Guide......................................	110
Corporate Information...........................................................…	Inside back cover

Invitation to Shareholders

On behalf of Vermilion's Board of Directors, management and employees, it is our pleasure to invite you to attend our annual general meeting (the “Meeting”). Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, Director nominees, our governance practices, and our Director and executive compensation. It will help you understand the Board’s role and responsibilities and explains our compensation in detail.

Notice of Meeting
Date and Time:	Wednesday, May 11, 2022 at 3:00 pm MDT
Place:	Virtual-only Meeting accessed at https://web.lumiagm.com/299274697 (password is vermilion2022)
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 22, 2022
Meeting Matters:	1. receiving our financial statements and the respective auditor's report for the year ended December 31, 2021;
2. fixing the number of Directors to be elected at the Meeting at nine Directors;
3. electing the Directors for the next year;
4. appointing Deloitte LLP as auditors;
5. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular; and
6. approval of the Omnibus Incentive Plan.

Virtual Meeting

To help mitigate health and safety risks to the community, shareholders, employees and other stakeholders, our Meeting will be held in a virtual-only format. Technology is re-shaping many traditional business practices. Using technology to allow virtual participation is a way to make the Meeting more relevant, accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting – regardless of their geographic location.

Registered Shareholders

Before the Meeting, you have the option of voting by proxy on the internet, by telephone / smartphone, or by mail. You can also vote in person (virtually) at the Meeting, or you can use your proxy form to appoint another person to attend the virtual Meeting and act on your behalf.

Non-Registered (Beneficial) Shareholders

You must vote using your voting instruction form, which allows you to vote by proxy on the internet, by telephone / smartphone, or by mail. To vote in person (virtually) at the Meeting, you must appoint yourself as a proxyholder.

If you vote by proxy on the internet, by telephone / smartphone, or by mail in advance of the Meeting, your vote will be counted regardless if you attend the virtual Meeting. Please refer to your proxy form or voting instruction form, as applicable, and to the “Registered and Beneficial Shareholder Voting” section on page 4 of this document. Vermilion may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Beneficial shareholders who have not objected to Vermilion knowing who they are may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently vote directly over the phone.

Your vote is important to us. If you have questions about the Meeting matters, the voting instruction form or require assistance completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

We appreciate your confidence in Vermilion and look forward to your participation in the virtual Meeting. A recording of the Meeting will be available on our website at vermilionenergy.com following the Meeting.

Sincerely,

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo

Executive Chairman

Vermilion Energy Inc. ■ Page 1 ■ 2022 Management Proxy Circular

General and Voting Information

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by management of Vermilion for use at the annual general meeting of the holders of Common Shares of the Company to be held virtually on May 11, 2022 at 3:00 p.m. (Calgary time), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

The Company has retained Laurel Hill as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of $35,000 for advisory and proxy solicitation services, in addition to certain out-of-pocket expenses. The costs of the solicitation will be borne solely by the Company.

Record Date

The record date for the Meeting is close of business on March 22, 2022. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting; however, if shares were transferred after the record date the transferee may be entitled to vote such common shares if proper notification and documentation is sent to our transfer agent, Odyssey Trust Company, at least 10 days prior to the Meeting date.

Date of Information

The information contained in this Circular is as of March 15, 2022, unless otherwise noted.

Mailing of Circular

The Meeting Materials and Notice-and-Access Notification will be mailed on April 8, 2022 to shareholders of record on March 22, 2022.

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No Director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.

We will provide Meeting Materials (defined in the next section) to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Notice-and-Access Notification

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management’s discussion and analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.

In relation to the Meeting, registered shareholders and beneficial shareholders who have requested to receive a paper copy will receive a paper copy of the Circular and a form of proxy whereas all other beneficial shareholders will receive a voting instruction form and a Notice-and-Access Notification which will include a link to the Circular and the 2021 Annual Report which includes our year-end 2021 audited financial statements and related management's discussion and analysis (“Meeting Materials”). Non-objecting beneficial owners (“NOBOs”) of Common Shares will have their Meeting Materials delivered directly by the Company with the assistance of Broadridge, and the Company intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares. Contact information is obtained in accordance with applicable securities regulatory requirements. By choosing to send Meeting Materials to NOBOs directly, the Company has assumed responsibility for (i) delivering these materials, and (ii) executing proper voting instructions. Beneficial owners are asked to please return their voting instructions as specified in the request for voting instructions.

A paper copy of the financial information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

Vermilion Energy Inc. ■ Page 2 ■ 2022 Management Proxy Circular

Interactive Circular

We are pleased to continue to provide our shareholders with an interactive format for reviewing our Circular. This online platform makes it easy for shareholders to access the content in an intuitive and easy-to-navigate framework. Presenting content online is a cost-effective and environmentally friendly alternative to printing.

To access our interactive Circular, please visit our website at vermilionenergy.com (under the heading “Invest With Us” subheading “Annual General Meeting”).

Interests in Meeting Business and Material Transactions

None of Vermilion's Directors, officers, nominees for election as a Director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

The Board receives annual updates from the Audit Committee on related third-party transactions. No insider of Vermilion has or had, during 2021, a material interest in a material transaction or proposed related third-party material transaction affecting Vermilion.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Common Shares Outstanding

At the close of business on March 15, 2022, 162,313,871 Common Shares were issued and outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the Directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxyholder will vote that way. If you do not indicate how you want to vote, your proxyholder will decide for you.

If you sign and date the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of Directors to be elected at the Meeting at nine Directors	FOR
Electing management nominees as Directors	FOR
Appointing Deloitte LLP as auditors	FOR
Advisory vote on executive compensation	FOR
Approval of the Omnibus Incentive Plan	FOR

Quorum

We can only conduct business at the Meeting if we have a quorum – being at least two people present (being a registered shareholder or duly appointed proxyholder) and representing in aggregate not less than 25% of the total outstanding Common Shares. People participating electronically in the Meeting are deemed to be present at the Meeting.

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Voting Questions

If you have any questions regarding Meeting matters, or require assistance voting, please contact Laurel Hill at:

)	1.877.452.7184 (toll free - North America)
)	1.416.304.0211 (outside North America)
*	assistance@laurelhill.com

Vermilion Energy Inc. ■ Page 3 ■ 2022 Management Proxy Circular

Registered Shareholder Voting

You are a registered shareholder if your Common Shares are in your name and you have a physical certificate in your possession.

Our Meeting will be held as a virtual only shareholder meeting. Only registered shareholders and duly appointed proxyholders will be able to vote electronically at the Meeting. The password for use at the Meeting is vermilion2022.

Voting Options

Before the Meeting you can vote by:

3	By proxy (see below)
)	By telephone (see enclosed proxy form)
:	By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

Voting during the Meeting will be conducted electronically through a virtual meeting platform. It is the responsibility of each participant to maintain an internet connection for the duration of the Meeting. If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open, unless you want to revoke your previously submitted voting instructions.

See Schedule “D” - Virtual Meeting Guide for detailed information on how to attend the Meeting.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it in the envelope provided so that it arrives by 3:00 pm MDT on May 9, 2022 or if the Meeting is postponed or adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene. You will also need to register your proxyholder at vermilion@odysseytrust.com.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on by delivering a written statement that you want to revoke your proxy to our Corporate Secretary on or before May 10, 2022 (or the last business day before the Meeting if it is adjourned or postponed). A registered shareholder who wishes to revoke previously submitted votes can revoke their votes at the Meeting by logging in with their unique control number and voting at the Meeting again.

Beneficial Shareholder Voting

You are a beneficial shareholder if your Common Shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution.

Voting Options

Before the Meeting you can vote by:

3	By voting instruction form (see below)
)	By telephone (see enclosed voting instruction form)
:	By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Only registered shareholders and duly appointed proxyholders will be able to vote electronically in the Meeting. If you are a beneficial shareholder and want to vote at the Meeting you will need to first appoint yourself as a proxyholder by printing your name in the space provided on the enclosed form of proxy, completing the rest of the form, signing it and returning it. As a proxyholder you will be given a unique control number to access the Meeting.

See Schedule “D” - Virtual Meeting Guide for detailed information on how to attend the Meeting.

Voting by Proxy

You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxyholder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose yourself or another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. You will also need to register yourself (or a third party) as proxyholder at vermilion@odysseytrust.com. After you register, our transfer agent Odyssey Trust Company will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third-party) as your proxyholder.

Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxyholder may vote at the Meeting, unless you properly revoke your proxy and follow the instructions to enable you to participate in the Meeting.

Return your completed form in the envelope provided so that it arrives by 3:00 pm MDT on May 6, 2022 or if the Meeting is postponed or adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 3:00 pm MDT on May 9, 2022. This will give your nominee time to submit the revocation to us.

Vermilion Energy Inc. ■ Page 4 ■ 2022 Management Proxy Circular

Business Highlights

Annual Production

•	We delivered average annual production of 85,408 boe/d in 2021, which was at the top end of our upwardly revised guidance range of 84,500 to 85,500 boe/d.

Fund Flows from Operations and Exploration and Development Expenditures

•	In 2021, we generated $920 million of fund flows from operations (“FFO”)[1] and $834 million in cash flow from operating activities.
•	Cash flow used in investing activities totaled $470 million and included exploration and development (“E&D”) capital expenditures[1] of $375 million, which was in line with our Company guidance.
•	This resulted in a payout ratio[1] of 44% inclusive of reclamation and abandonment expenditures.

Significant Free Cash Flow

•	Our high margin, low decline assets generate significant free cash flow (“FCF”)[1].
•	We generated $545 million of FCF in 2021, representing a year-over-year increase of 304%. FCF on a per share basis was $3.38, an increase of 296% year-over-year.
•	From 2017 through 2021, we have generated an aggregate of approximately $1.7 billion in FCF.

Free Cash Flow and Free Cash Flow Per Share
600
450
300
150
0
Annual ($MM)
4.00
3.00
2.00
1.00
0.00
C$/Share
2017
2018
2019
2020
2021
FCF
FCF/Share

Debt Reduction

•	In 2021, our number one financial priority was to reduce debt. With the help of a strong commodity price environment and our disciplined approach to allocating capital, we not only achieved our objectives but were able to do so at an accelerated pace.
•	We reduced long-term debt by $282 million and net debt[1] by $365 million.
•	We exited the year with a net debt to trailing funds flow ratio of 1.8 times, less than half what it was at the start of the year.
•	These reductions were achieved while also investing $131 million in strategic acquisitions.

Debt and Net Debt to Trailing FFO Ratio
2,500
2,000
1,500
1,000
500
0
$MM
5.0
4.0
3.0
2.0
1.0
Net Debt to Trailing FFO (times)
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Q4-2021
Net Debt
Long-Term Debt
Net Debt to Trailing FFO

Strategic Consolidating Acquisitions

•	We announced the strategic acquisition of an additional 36.5% working interest in our operated Corrib project in Ireland, which will add 7,700 boe/d of premium European natural gas production, significantly enhancing our free cash flow profile and ability to return capital to shareholders.
•	We completed a strategic acquisition of 1,500 boe/d of light oil production including 20,000 net acres of contiguous land in the Powder River Basin, which expands and optimizes our existing Turner inventory while providing longer-term resource potential from the emerging Niobrara and Parkman formations.

Note:

1.	See Advisory in Schedule “C”.

Vermilion Energy Inc. ■ Page 5 ■ 2022 Management Proxy Circular

Continued Focus on Improving Operational Efficiencies

•	We generated significant FFO and FCF during the year, not only due to higher commodity prices but also as a result of a more level-loaded capital program, compared to prior years.
•	This more level-loaded E&D capital profile delivered more efficient operational results and a more optimized production base.
•	We realized a 20% reduction in our U.S. drilling costs which is the result of a number of initiatives including executing the program in the spring (versus winter) and using an experienced drilling crew that worked on our Canadian winter drilling campaign.

E&D Capital Profile
250
200
150
100
50
0
$MM
Q1-2020
Q2-2020
Q3-2020
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Q4-2021
E&D Capital
Quarterly Average

Reserves
•	Total proved plus probable reserves increased 3% from the prior year to 481 mmboe[1]. The increase is primarily due to strategic acquisitions and positive economic revisions resulting from stronger commodity prices. Including acquisitions, we replaced 146% of production on a proved plus probable basis and increased our total proved plus probable reserve life index to 15.4 years.
•	Including acquisitions, we added total proved plus probable reserves in 2021 at an FD&A2 cost (including future development costs) of $10.91/boe, bringing our three-year average total proved plus probable FD&A cost (including future development costs) down to $13.82/boe, compared to $15.37/boe from the prior three-year average. Our low FD&A costs combined with our top decile operating netbacks drive strong recycle ratios, resulting in a 2021 total proved plus probable FD&A Operating Recycle Ratio[2] of 4.1 times and a three-year average total proved plus probable FD&A Operating Recycle Ratio[1] of 2.1 times.

Conservative Balance Sheet

•	We have sufficient liquidity to execute our business plan.

Current Credit Capacity C$2.5 Billion as at December 31, 2021

$0.4
$1.3
$0.8
Bank Debt
Undrawn Capacity
US$ Senior Notes
Moody's: B3
S&P: B+
Fitch: BB-

Notes:

1.	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”) in a report dated February 11, 2022 with an effective date of December 31, 2021 (the “2021 GLJ Reserves Report”).
2.	See Advisory in Schedule “C”.

Vermilion Energy Inc. ■ Page 6 ■ 2022 Management Proxy Circular

Vermilion's International Advantage

•	Focused in three core areas: North America, Europe and Australia, with stable, well-developed fiscal and regulatory regimes.
•	Global asset portfolio provides commodity diversification and premium pricing, driving top decile netbacks.
•	Provides unique high Internal Rate of Return (“IRR”) acquisition opportunities.
•	Diversification helps manage risk, provides capital allocation flexibility and reduces market volatility.
•	Combination of high margin, low decline assets with strong capital efficiencies translates to strong free cash flow.
Commodity Exposures	Vermilion	North American Industry	International Industry
North American Natural Gas	✓	✓
European Natural Gas	✓		✓
WTI Crude Oil	✓	✓
Brent Crude Oil	✓		✓

Commodity Mix

•	Commodity and geographic diversification reduces volatility.

2022 Guidance

•	We have established a disciplined and balanced E&D capital budget of $425 million for 2022.
•	The level of capital investment is expected to deliver production of 83,000 to 85,000 boe/d, before taking into account the Corrib acquisition.
•	Our disciplined approach to allocating capital, combined with the Corrib acquisition, significantly enhances our FCF profile to facilitate the reinstatement of a quarterly dividend, further reduction of net debt and ability to return capital to shareholders.

Vermilion Energy Inc. ■ Page 7 ■ 2022 Management Proxy Circular

Emissions Intensity per BOE

•	Vermilion announced two emission-related targets in 2021:
•	A commitment to net zero emissions in our own operations, including Scope 1 and Scope 2 emissions[1], by 2050. We are transparent that this is an aspirational goal, and that we will build the plan to achieve this target over time.
•	As a first step, we set a shorter-term target to reduce Scope 1 emissions intensity from our operations by 15% - 20% by 2025, using a baseline year of 2019. We intend to set new targets every five years at minimum, building on this foundation while exploring broader options, including the potential to reduce Scope 3 emissions[1].
•	Our related performance can be seen below. The 2018 increase in emissions was associated with the acquisition of southeast Saskatchewan assets. When we acquire assets, we seek to reduce emissions over time through superior operations, as we did in 2014 to 2017 following the acquisition of previous Saskatchewan assets. Our Scope 1 and 2 emissions intensity and our methane emissions intensity decreased in 2019 and 2020.
•	Fiscal year 2021 environmental reporting will be available in mid-2022 at http://sustainability.vermilionenergy.com.

Emissions Intensity
Scope 1&2 tCO2e
0.040
0.035
0.030
0.025
0.020
0.015
2014
2015
2016
2017
2018
2019
2020
tCO2e per BOE

Methane Intensity
tCO2e
0.012
0.010
0.008
0.006
0.004
0.002
0.000
2014
2015
2016
2017
2018
2019
2020
tCO2e per BOE

Note:

1.	Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources); Scope 2 (Indirect, from purchased energy sources); and Scope 3, indirect emissions within our value chain; all in tonnes of carbon dioxide equivalent per barrel of oil equivalent. Intensity figures reflect operated throughout production.

Vermilion Energy Inc. ■ Page 8 ■ 2022 Management Proxy Circular

Letter to Shareholders

Dear Shareholders,

The Annual General Meeting of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) shareholders is being held on May 11, 2022 at 3:00 pm (Mountain time). Our Meeting will be held as a virtual-only shareholder meeting.

To participate in the Meeting, please access https://web.lumiagm.com/299274697. The password for use at the Meeting is vermilion2022. For additional information on how to access the Virtual Meeting, please refer to the Virtual Meeting Guide in Schedule "D" or on our website at: https://vermilionenergy.com/2022agm.

Highlights

In 2021, we delivered production near the upper end of our guidance range and generated record FFO which enabled us to significantly reduce our debt position and leverage ratios. We also completed our leadership transition including the internal promotion of several key individuals and the appointment of Dion Hatcher as President, effective January 1, 2022. With this new leadership team in place, and a much stronger balance sheet, Vermilion is in a position to move forward with its long-term strategy of creating value for our stakeholders.

Balance Sheet

We entered 2021 with an over-leveraged balance sheet at 4 times net debt to trailing funds flow, and our number one financial priority of net debt reduction was reemphasized. With this goal in focus, we announced a modest capital budget aimed at preserving liquidity, maximizing free cash flow and reducing debt while positioning the Company for long-term success. With the help of a strong commodity pricing environment and our disciplined approach to allocating capital, we not only achieved our objectives but were able to do so at an accelerated pace. We reduced our net debt by $365 million in 2021 and exited the year with a net debt to trailing funds flow ratio of 1.8 times, less than half of what it was at the start of the year. In addition to accelerating debt reduction, in 2021 we also announced an inventory consolidation deal in the U.S. and a high return, low risk European gas acquisition to consolidate our operated natural gas asset in Ireland, which will significantly enhance our free cash flow profile and ability to return capital to investors.

Financial and Operational Results

For the full year 2021, we delivered average annual production of 85,408 boe/d which was at the top end of our upwardly revised guidance range of 84,500 to 85,500 boe/d. We generated record FFO of $920 million and record FCF of $545 million, representing a year-over-year increase of 83% and 304%, respectively. The majority of FCF was used to reduce debt and fund several strategic consolidating acquisitions which will add value over the long-term. Net earnings were $1.1 billion which benefited from the reversal of asset impairment charges from prior years due to the recovery in commodity prices.

During the final quarter of the year, we delivered strong financial and operating results while continuing to reduce debt. All of the global commodity benchmarks that we have exposure to increased in the fourth quarter as supply and demand fundamentals strengthened. European natural gas prices were exceptionally strong, increasing approximately 88% compared to the previous quarter. The TTF benchmark averaged approximately $39/mmbtu during the fourth quarter and reached close to $80/mmbtu towards the end of December 2021 due to colder weather, supply constraints and geopolitical tension in the region. Our internationally diversified portfolio provides exposure to global commodity prices which continues to be a key strategic advantage for Vermilion. As a result of the strong commodity prices and strong operational results that delivered stable production of 84,417 boe/d, we reported record FFO of $322 million in Q4 2021, representing a 23% increase over the prior quarter and a 138% increase over Q4 2020. We generated $176 million of FCF in Q4 2021 which was primarily used to reduce debt. Our net earnings increased to $327 million in Q4 2021, representing a $474 million increase compared to the prior quarter.

Vermilion Energy Inc. ■ Page 9 ■ 2022 Management Proxy Circular

Following the announcement in November 2021 of our agreement to consolidate an incremental 36.5% interest in Corrib, the price for European gas has increased significantly. Including the deal contingent hedges put in place shortly after the deal was announced, we now forecast 2022 FCF from the acquired Corrib interest of approximately $500 million1, which represents over 80% of the estimated purchase price, including the anticipated contingent payment. The increase in European natural gas prices combined with the deal contingent hedges, now implies an anticipated payback period of less than two years and an IRR in excess of 50%, compared to 41% at the time of announcement. This acquisition serves as another example of the unique high IRR acquisition opportunities we have access to in Europe, owing to our long and successful operating history in the region. With an effective date of January 1, 2022, all interim FCF generated from the acquired interest in Corrib is being accrued to Vermilion and will be netted off the purchase price at the time the deal closes, which we continue to anticipate during the second half of 2022.

Sustainability

Vermilion continued to deliver superior ESG performance based on rankings by third party rating agencies in 2021. We ranked at the top of our peer group in 2021 in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global’s Upstream Oil and Gas and Integrated category). Vermilion maintained our rating of “AA” on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. We received a “B” in 2021 for both CDP Climate and CDP Water submissions, a combined performance that places the Company tied for the top decile of oil and gas companies globally. In August 2021, we released our 2021 Sustainability Report, marking the Company's 8th year of ESG reporting.

Outlook

We are off to a strong start in 2022 and we will continue to prioritize debt reduction until we achieve our next target level of $1.2 billion of net debt. Based on recent strip forward commodity prices, we expect to reach this targeted debt level in the second half of 2022. During 2022 we will continue to evaluate the return of capital to our shareholders which may include an increase to our quarterly dividend, share buybacks, a special dividend, or any combination thereof. This is truly an exciting time for Vermilion and our shareholders, and we look forward to providing updates as the year progresses.

We thank you for your trust and support,

(Signed “Lorenzo Donadeo”)	(Signed “Dion Hatcher”)

Lorenzo Donadeo	Dion Hatcher
Executive Chairman	President

Note:
1.	Based on strip pricing as of March 2, 2022: Brent US$99.68/bbl; WTI US$93.06/bbl; LSB = WTI less US$4.22/bbl; TTF $58.44/mmbtu; NBP $57.47/mmbtu; AECO $4.72/mmbtu; CAD/USD 1.27; CAD/EUR 1.42 and CAD/AUD 0.92.

Vermilion Energy Inc. ■ Page 10 ■ 2022 Management Proxy Circular

Leadership Changes

Board of Director Changes

Mr. Donadeo will retire from the role of Executive Chairman of Vermilion's Board of Directors, effective September 1, 2022. Mr. Donadeo cofounded Vermilion in 1994 and has been a dedicated member of the senior leadership and Board of Directors for the last 28 years. He retired as Chief Executive Officer in 2016 and became Chair of the Board at that time. In May, 2020 he returned as Executive Chairman to facilitate an orderly senior management transition and help Vermilion realign to its core business principles. Mr. Donadeo's contributions over the last two years resulted in a significantly strengthened balance sheet. Vermilion is currently generating record levels of free cash flow that will allow us to provide strong returns to our shareholders over the next several years.

Mr. Macdonald is not standing for re-election to our Board after over 20 years of dedicated service to Vermilion. Mr. Macdonald has been instrumental in Vermilion's long-term success with a focus on long-term value creation and a strong commitment to providing a safe work environment for all of Vermilion's employees and contractors. Most recently in his role of Lead Director, Mr. Macdonald provided independent thought and best practices to ensure decisions were made in consideration of the interests of all stakeholders.

As part of our planned Board succession, Mr. Robert Michaleski will be appointed Lead Director effective May 12, 2022 replacing Mr. Macdonald and will assume the role of independent Chair of the Board following Mr. Donadeo's departure on September 1, 2022. Mr. Michaleski has 41 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina's transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America's leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion, when he retired in 2013. For full details on Mr. Michaleski's biography, please see page 26. His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.

Executive Officer Changes

In September 2021, we announced the appointment of Dion Hatcher as President, effective January 1, 2022. Mr. Hatcher replaced Curtis Hicks, who stepped down as President on December 31, 2021; continuing as an advisor to the Company until April 1, 2022.

From 2003 to 2018, Mr. Hicks was Executive Vice President and Chief Financial Officer of Vermilion. During this time, Vermilion was recognized as one of the premier Canadian oil and gas companies with a strong financial structure backstopping disciplined capital allocation. He was a key contributor to Vermilion's success and culture during his tenure.

In 2020, Mr. Hicks re-joined the Company during challenging market conditions with a goal to realign the Company with its core business principles, while also mentoring internal candidates for the role of President. His strong leadership and mentoring skills have been instrumental to Vermilion successfully navigating the downturn as well as assisting in the transition to an effective, deliberate and thoughtful internal succession plan.

Vermilion’s financial position significantly improved since Mr. Hicks returned to Vermilion. Between April 1, 2020 and December 31, 2021, Vermilion’s long-term debt and net debt were reduced by approximately $342 million and $550 million respectively, and its market capitalization grew from $0.7 billion to $2.6 billion. We recognize that Mr. Hicks interrupted his retirement to help Vermilion during an unprecedented time and we are grateful for his contribution to our Company.

Mr. Hatcher has over 25 years of industry experience and has spent the last 15 years in a variety of leadership roles at Vermilion. Most recently, he held the position of Vice President, North America from November 13, 2020 to December 31, 2021, and Vice President of the Canada Business Unit for five years prior to that. In his most recent role, he was responsible for the profitability and operations of North America, representing 67% of Vermilion's total production. His experience spans corporate strategy, oil and gas operations, mergers, acquisitions and divestitures, health, safety, and the environment, and sustainability. Mr. Hatcher is fully aligned on the strategic direction and business principles that will guide the Company moving forward, with debt reduction remaining a near-term focus.

Mr. Hatcher has been an integral part of the Company's Executive Committee, which is used to effectively execute the CEO function, reviewing and approving key organizational, financial, operational, and strategic decisions for the Company. Mr. Hatcher will lead the Executive Committee. Additional members include, Lars Glemser, Vice President and Chief Financial Officer, Darcy Kerwin, Vice President, International and HSE, Bryce Kremnica, Vice President, North America, Gerard Schut, Vice President, European Operations and Jenson Tan, Vice President, Business Development. The Executive Committee structure has proven to be an effective leadership development and mentorship tool and is a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team. Mr. Hatcher's promotion to President reflects Vermilion's executive development and succession program and the Company's commitment to promote from within to develop internal succession candidates and maintain business continuity.

Vermilion Energy Inc. ■ Page 11 ■ 2022 Management Proxy Circular

Board Governance Policies and Compensation Highlights

Independent Board with Significant Breadth and Depth

•	Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual Director self-assessments.
•	Our Board members have significant relevant experience in all facets of our business.

For full details on the Board skills matrix, see page 43.

Director Nominees Tenure

•	67% of the Board has less than five years tenure.

•	We annually review Board size and composition to ensure we have the appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company. In 2021, we appointed three new Board members.

Representation of Women

•	We recognize the importance of gender diversity. In 2021, the Board Diversity Policy was amended to include a clear commitment to maintain 30% of women on our Board.
•	Currently, we have three women Director nominees, representing 33% of the Board of Directors, with one woman chairing our Governance and Human Resources (“GHR”) Committee.
•	In 2021, Vermilion became a member of the 30% Club, joining their campaign to increase gender diversity on Boards.
•	We plan to continue a mentoring program, focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles.

Vermilion Energy Inc. ■ Page 12 ■ 2022 Management Proxy Circular

Individual Voting and Majority Voting

•	You vote for each Director individually. At least 50% of the votes cast must be in favour of that Director’s election or that Director will be required to submit a resignation for consideration by the Board.
•	2021 average support for our Directors was 95%.

2021 Board Compensation

•	Board of Director compensation is payable in Deferred Share Units (“DSUs”), Vermilion shares, cash or combination thereof.
•	All Directors receive at least 25% of their annual retainer in DSUs if they meet their share ownership requirement, and at least 50% if they do not meet their share ownership requirement.
•	Directors may elect to receive up to 100% of their total compensation in the form of DSUs.
•	In 2021, 66% of total Director compensation was paid in DSUs.

Share Ownership Requirements

•	Effective January 1, 2022, the Share Ownership Policy was amended to reinstate our prior practice of calculating share ownership using the current market price instead of the acquisition price.
•	Director share ownership requirement is 3 times the annual retainer. Board members have five years from their appointment date or from the compensation change introduced in 2019, to comply with the Share Ownership Policy requirements.
•	If a Director is not in compliance, the Director has 30 calendar days to comply.
•	In accordance with the 2021 compensation program, all Director nominees meet their respective share ownership requirements.

Board Annual Performance Evaluations

•	Annual assessments are done via a questionnaire; summaries are compiled and provided to the GHR Committee by external legal counsel.
•	The annual assessments evaluate the effectiveness of the Board as a whole, each committee and individual Directors through self and peer evaluations.
•	The results of the evaluation are analyzed by the GHR Committee and recommendations for improved effectiveness are provided to the Board for implementation.

Meeting Attendance

•	99% average Directors’ meeting attendance in 2021.

In-Camera Sessions

•	The Board and committees have in-camera sessions without management at all regularly scheduled meetings.

Independence and Alignment with Shareholders

•	In accordance with securities laws applicable to Canadian public companies and to U.S. foreign private issuers, eight of the nine Board nominees (89%) are independent, with the exception of Mr. Donadeo, our Executive Chairman, as the only non-independent Director.
•	The Lead Director position was established when the Chair of the Board became a non-independent Director. We will continue to have a Lead Director position until September 1, 2022, at which time Mr. Michaleski will become the independent Chair of the Board.
•	100% of the members of all our committees are independent.

External Recognition

•	Globe and Mail’s Annual Board Games - In 2021, Vermilion’s governance practices resulted in a rank of 3rd amongst our peer group, and 7th amongst Canadian oil and gas companies.
•	Canadian Coalition for Good Governance (“CCGG”) - Recognized year-after-year for best practices for proxy disclosure in the area of executive compensation relating to executive benefits and perquisites.
•	Institutional Shareholder Services (“ISS”) - Recognized as a leader in managing risk in our industry with a decile rating of “1” for Environmental and “2” for Social practices. A decile score of “1” indicates lower risk, while “10” indicates higher risk.

Vermilion Energy Inc. ■ Page 13 ■ 2022 Management Proxy Circular

Executive Compensation Policies and Highlights

Our executive compensation program is designed to reward performance and to reflect the size, scope, and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median. A combination of superior individual and corporate performance can result in pay that is above median, subject to Company affordability.

Talent with global exposure and familiarity with our business is of paramount importance to Vermilion’s continued success; therefore, attraction and retention coupled with overall Company performance are key considerations when determining executive compensation.

We are committed to ensuring that our compensation programs reward executives for the achievement of defined performance metrics (“pay-for-performance”), which aligns the interests of our executives with the interests of our shareholders.

Our short-term and long-term corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”) include operational, financial performance, health, safety, environment, sustainability and strategic measures. We disclose the rationale for the metrics chosen, pre-established targets, achieved results, and the final overall score linked to our compensation program. For full details on STIP and LTIP scorecard results, see pages 83 and 85.

Vermilion Energy Inc. ■ Page 14 ■ 2022 Management Proxy Circular

Anti-Hedging Policy

•	Prohibits all Directors and officers from engaging in any arrangements that are designed to hedge their equity securities market value risk.

Clawback Policy

•	Requires repayment of any incentive pay where executive(s) or officer(s) engage in intentional misconduct that causes financial restatement.

Robust Ownership Policy

•	President, 5 times base salary.
•	Executive Chairman, 8 times base salary — exceeds the industry average ownership requirements.
•	President and Executive Chairman, post-resignation or retirement holding period of 2 times annual base salary for a period of 12 months.
•	Vice Presidents, 1 times base salary.
•	Share ownership determined based on the current market price.

Double Trigger Executive Agreements

•	President's executive agreement is double trigger.
•	Starting in 2018, executive agreements are double trigger.
•	Executive agreements signed before 2018 are grandfathered with single trigger. Currently, only one executive agreement is in place that contains a single trigger provision; all other executive agreements have a double trigger.

Compensation Risk

•	We assess governance-related risk for our executive compensation by:
•	Stress-testing to provide possible payouts under various market conditions when we are seeking approval of compensation programs.
•	Back-testing to determine whether amounts recommended for payout under our compensation programs are aligned with corporate performance and cash affordability and/or are within the limits of our security-based compensation plans as approved by shareholders.

2021 Named Executive Officers (“NEOs”) Compensation Decisions

•	Base salaries were kept flat to 2020 levels for all executives, with the exception of Mr. Hatcher and Mr. Glemser who received a salary increase of 4.8% and 3.4%, respectively. The increases were provided to align their base salaries closer to market median.
•	Short-term Incentive Plan (“STIP”) awards were higher due to a higher STIP multiple in 2021 tied to our corporate performance score of 120.5% resulting in STIP multiplier of 151.4% of target.
•	Long-term Incentive Plan (“LTIP”) awards were kept flat to 2020 annual LTIP values, with the exception of Mr. Hatcher and Mr. Glemser whose LTIP awards were 93% and 67% higher compared to 2020. The higher LTIP included a transitional grant for Mr. Hatcher and a year-end market adjustment LTIP award for Mr. Glemser. See details in the Compensation Discussion and Analysis (“CDA”) section starting on page 68.
•	In 2021, the variable compensation for our President and other NEOs was 89% and 84%, respectively.
•	President and Executive Chairman's short and long-term awards are 100% based on corporate performance.

The table below summarizes the 2021 compensation awarded to our NEOs, also referred to as “executives” in this document: the President, Executive Chairman, Vice President and Chief Financial Officer, Vice President, North America and Vice President, Business Development.

NEOs	Base Salary ($)	Short-term Incentive Award ($)	Long-term Incentive Award ($)	Total Compensation ($)
Curtis Hicks[1]	$425,000	$643,450	$2,650,006	$3,718,456
Lorenzo Donadeo	$200,000	$302,800	$2,150,004	$2,652,804
Lars Glemser	$325,000	$367,000	$1,130,005	$1,822,005
Dion Hatcher	$300,000	$301,000	$890,724	$1,491,724
Jenson Tan	$310,000	$273,000	$675,001	$1,258,001

Note:

1.	Mr. Hicks retired from the Company effective December 31, 2021. His long-term incentive award ($2,650,006) was cancelled. Mr. Hicks's actual 2021 compensation excluding the cancelled long-term incentive award was $1,068,450.

Vermilion Energy Inc. ■ Page 15 ■ 2022 Management Proxy Circular

Annual Business

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2021 and the respective auditor’s report are included in the 2021 Annual Report. The Annual Report is filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, and is available on Vermilion’s website at vermilionenergy.com. Copies are available, free of charge, upon request by shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one Director and a maximum of 15 Directors. The by-laws of Vermilion provide that the number of Directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of Directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be fixed at nine. Unless otherwise directed, it is the intention of management to vote proxies in favour of fixing the number of Directors to be elected at nine.

Election of Directors

Each Director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Dr. Timothy R. Marchant
Robert B. Michaleski	William B. Roby
James J. Kleckner Jr.	Manjit K. Sharma
Carin S. Knickel	Judy A. Steele
Stephen P. Larke

We feel these nominees are well qualified to be Directors of Vermilion and each one has confirmed that they are eligible and willing to serve if elected (see pages 25 to 33 for more information on the nominees).

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Voting Policy

The Board adopted a Majority Voting Policy because we believe it reflects good corporate governance. Unless there is a contested election, a Director who receives more “withhold” than “for” votes will offer to resign. The GHR Committee will then review the matter and recommend to the Board whether to accept the resignation. The Director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the Director continuing on the Board. A copy of the policy is available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2022. Deloitte LLP were first appointed as Vermilion’s auditors in 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Vermilion Energy Inc. ■ Page 16 ■ 2022 Management Proxy Circular

Special Business

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the ninth year we are holding a ‘Say on Pay’ advisory vote, with 42% support in 2021 and an eight-year average of 85%. Over the last year, we have engaged with our shareholders to understand their concerns regarding executive compensation, and we have made a number of changes to address the concerns raised. See details on changes made to our executive compensation program in the “Response to Shareholder Feedback Regarding Executive Compensation” section.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled “Executive Compensation and Corporate Performance Results” in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation as disclosed in the Management Proxy Circular of Vermilion dated March 15, 2022.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Response to Shareholder Feedback Regarding Executive Compensation

At the 2021 Annual General Meeting (“AGM”) Vermilion sought an advisory vote from its shareholders regarding NEO’s compensation for fiscal year 2020. The vote was 42% for and 58% against.

As detailed below, circumstances in 2020 had a dramatic impact on Vermilion. The COVID-19 pandemic and the OPEC+ oil price war significantly impaired the oil and gas sector. Vermilion’s debt levels made it more vulnerable to cash flow challenges than its peers, increasing its risk and necessitating suspension of its dividend, with dramatic negative impacts on share price and Total Shareholder Return (“TSR”). The Company addressed its situation, making significant leadership changes including the termination of employment and replacement of its former President and CEO. This resulted in higher reported compensation due to contractual severance payments and corporate new-hire awards to new executives, all against a backdrop of depressed shareholder returns. These payments do not reflect ongoing compensation levels for the executive group, but did result in an anomalous situation for 2020 that Vermilion believes affected the 'Say on Pay' vote.

It is also important to note that the 2021 voting year was challenged, with only 25% of eligible shares voted at the AGM, the lowest number since Vermilion’s incorporation. To provide context, the vote of 58% against represents 15% of total shareholders.

The low voter turnout in 2021 may have been attributable to Vermilion’s shareholder mix at the time, with approximately 75% comprising non-institutional shareholders who do not typically vote. The remaining shareholders are institutional.

In 2021, ISS advised institutional shareholders to vote against Vermilion’s compensation practices primarily due to lack of alignment between corporate performance and total compensation. Glass Lewis’s pay-for-performance analysis also indicated a pay-for-performance disconnect; however, Glass Lewis also acknowledged that the disconnect was impacted by the 2020 transition and macroeconomic factors. As a result, their recommendation was that shareholders cautiously support the proposal.

The 2021 vote on executive compensation was advisory, and the results were not binding upon the Board. However, the Board took the results into account, as appropriate, when considering future compensation policies, procedures and decisions. In order to understand shareholder perspectives on our executive compensation program, we engaged with ISS, Glass Lewis and our top shareholders. We have reached out to approximately 78% of our largest institutional shareholders, representing about 23% of our total shares outstanding, gathering feedback to guide our response to their concerns.

Vermilion Energy Inc. ■ Page 17 ■ 2022 Management Proxy Circular

In light of the low turnout last year, we have retained Laurel Hill to assist with the solicitation of proxies in connection with the 2022 AGM, and to help expand our shareholder outreach with the objective to discuss our compensation programs and respond to any questions or concerns.

Response to Failed 'Say-on-Pay'

We recognize the ISS point of view and we have analyzed their comments at length and discussed with ISS directly all concerns they noted in their commentary. While we understand the rationale for the vote against recommendation, we do believe that in 2020 we faced a unique set of circumstances that, combined with the broader context of what was happening from an economic and industry perspective, supported the decisions we made with regards to executive compensation. The majority of shareholders we consulted with recognized the quantum of pay was high in 2020, but also acknowledged that the unique circumstances we experienced and other macroeconomic factors resulted in the pay-for-performance misalignment and that this misalignment was not a reflection of our executive compensation program.

In the following section, we provide general context impacting the energy sector, changes we have made since 2020, and a detailed summary of top concerns raised by our shareholders and ISS. We believe that the changes we have made to date, including the lower compensation for our new President, will demonstrate that our programs are well designed to align corporate performance with shareholder experience.

Context

The oil and gas industry experienced significant market turmoil and volatility in 2020 and 2021 as a result of the global pandemic coupled with the OPEC+ price war. In late 2019 and early 2020, after two years of disappointing results, Vermilion’s Board undertook a number of difficult decisions including the following:

•	We suspended our dividend, which disproportionately impacted our share price relative to our peers.
•	We terminated the employment of our former President and CEO and Executive Vice President and COO resulting in payments of contractual severance obligations.
•	We recruited two former executives back to the business, specifically the former President and CEO and the former Executive Vice President and CFO. Both had proven track records, having led Vermilion through a 13-year period where the business significantly outperformed its peers.

Compensation Program Changes Since 2020

Starting in 2020, the GHR Committee made a number of significant compensation program improvements that strengthened the alignment of pay with performance, including:

•	Utilizing a new external peer group for executive pay that resulted in a 37% reduction in targeted median pay for the President position. Compensation for the incoming President (Mr. Hicks) was awarded at the 36th percentile of the new peer group.
•	Effective January 1, 2022, the new President’s (Mr. Hatcher) compensation is targeted at the 25th percentile of our peer group. We believe that the 25th percentile is an appropriate starting point to target compensation for a new incumbent.
•	Recognizing the shifting focus in the energy industry from production growth to profitability and a strong balance sheet, we reviewed and redesigned our STIP and LTIP scorecards with these priorities in mind. The balanced STIP scorecard measures include critical operating metrics incorporated in our annual budget. The LTIP scorecard includes long-term return and relative TSR metrics which align with the shareholder experience. We believe that the newly designed scorecards provide a fair basis for evaluation of corporate performance in that they tie closely with our strategic goals, including quantitative and qualitative factors, and reward delivery of superior long-term value creation for all of our stakeholders. The revised scorecards include measures that provide a direct link between individual performance contributions and impact to the Company’s overall success while improving shareholder alignment.

The first year of implementation of these Board decisions and new corporate compensation programs was 2020, when the oil and gas industry was facing unprecedented turmoil. The changes that the Board made in leadership of the Company and the resulting contractual compensation payouts to the departing CEO resulted in summary compensation table anomalies that did not reflect the normal ongoing level of executive compensation. Beyond this 2020 anomaly, our decision to target the new President's compensation at the 25th percentile of the revised relevant peer group, coupled with the new short and long-term incentive scorecards design, aligns executive compensation to corporate performance and, therefore, shareholder experience. The President position will remain the highest paid position in the Company.

Vermilion Energy Inc. ■ Page 18 ■ 2022 Management Proxy Circular

The following table includes a summary of top concerns raised by ISS and other shareholders and the actions taken to address these concerns.

Area of Focus	Action Taken / Comments
Disconnect between pay and performance when compared to our peer group

With regard to Company performance, the impact of the double black swan scenario of the COVID-19 pandemic and the OPEC+ oil price war significantly impaired the oil and gas sector. However, given that Vermilion's debt levels were slightly more elevated compared to our peers, and our production is oil-weighted, our debt to cash flow and our relative TSR was more negatively impacted.

Additionally, as a result of this turbulent business environment and its financial impact, Vermilion suspended its dividend in early 2020 which resulted in a much more significant decline in share price compared to our peers, impacting our overall TSR performance versus our peers.

Consequently, given the poorer operating performance, the Company made significant executive leadership changes, including the termination of employment of our former President and CEO and Executive Vice President and COO. This resulted in higher reported compensation due to contractual severance payments for the departing executives and corporate new-hire awards to new executives. Most importantly, these payments do not reflect ongoing compensation levels for the executive group. The payments are the result of leadership changes in 2020.

See points below for detailed explanation of compensation (past, present and future).

Combined compensation $19.9 million: • Severance payment • New-hire grants	According to ISS, total compensation paid to our former CEO, incoming President and the incoming Executive Chairman ($19.9 million) is one of the factors that contributed to pay-for-performance disconnect. The total compensation paid in 2020 was high; however, it is not reflective of our annual compensation program. The $19.9 million in payments included a one-time severance payment to the former President and CEO (contractual obligation) and new hire-grants for the new executives (the President and the Executive Chairman), vesting over three years. See rationale for the severance payment and new-hire grants below. We respect ISS viewpoints, but 2020 was a unique year and these payments were under extraordinary circumstances.
Severance Payment: Insufficient disclosure of severance payment of $4.8 million to former CEO	Disclosure of the severance payment made to the former President and CEO was reported under “All Other Compensation” (in compliance with the summary compensation table disclosure requirement) and entitlements upon termination were qualitatively discussed under the “Termination and Change of Control Benefits” section. We understand the ISS perspective regarding the need for further discussion of the elements of the payment accompanying the severance amount. The $4.8 million severance payment aligned with the terms of the executive agreement and was comprised of two times annual salary, two times the annual bonus, all share awards that would have vested during the severance period, and the amount equal to the cost of benefits for the severance period. Going forward, we intend to include disclosure of elements of executive severance payments accompanying the payment amount (in addition to a qualitative discussion) reflective of the ISS perspective.

Vermilion Energy Inc. ■ Page 19 ■ 2022 Management Proxy Circular

Area of Focus	Action Taken / Comments
New-hire Grants: The President and Executive Chairman received new-hire grants worth $7.7 million and $6.2 million, respectively

New-hire awards are granted to employees, including executive officers at the time employment commences, and such awards vest in installments over a three-year period beginning on the one-year anniversary.

We operate in a competitive talent market and the company-wide new-hire grant program is essential in helping us attract, retain and motivate high quality employees and executives. This program provides our employees an immediate ownership stake in the Company; therefore, motivating superior individual performance in order to produce the best corporate performance, which directly aligns their interests with the long-term interests of our shareholders. To further align executive pay with shareholder experience, all executive grants are 100% performance-based.

The President, Mr. Hicks, received a $7.7 million new-hire grant with $2.4 million vesting in 2021 and $2.65 million vesting in each of 2022 and 2023. Mr. Hicks’s annual grant was targeted at $2.65 million. As Mr. Hicks has recently retired, all share awards vesting after April 1, 2022 were cancelled effective December 31, 2021.

Our Executive Chairman, Mr. Donadeo, received a $6.2 million new-hire grant with $1.97 million vesting in 2021 and $2.15 million vesting in each of 2022 and 2023. Mr. Donadeo’s annual grant was targeted at $2.15 million. Mr. Donadeo did not and will not receive any additional grants that would vest from 2021 to 2023. See table below.

According to shareholders we engaged with, the sign-on share awards are acceptable. If we did not provide new-hire grants to the new executives, their 2020 and 2021 realized pay would have been extremely low by industry standards. See table below.

To help us mitigate the use of new-hire grants to executives, starting in 2020, the Board intensified its focus on succession planning by devoting significant time on its agenda to reviewing and discussing the succession plans for the President and other key positions at the senior executive level across the Company. The appointment of Mr. Hatcher as President was a result of the leadership development and succession planning process.

Mr. Hatcher’s 2022 annual compensation was approved by the Board at a target of $2,650,000, which is at the 25th percentile of our peer group. This is deemed appropriate for a new top executive of the Company.

As Mr. Hatcher was an employee of the Company, he is not eligible for a new-hire grant. He will receive a promotional grant on April 1, 2022 in the amount of $634,286. Detailed information on approved compensation for Mr. Hatcher is summarized on page 87.

We believe we have heard our shareholders’ and ISS’s concerns and have taken significant steps to address them and improve our compensation programs and disclosure. We are committed to continuing to assess and improve our executive compensation program to ensure it is aligned with shareholders’ interests. We look forward to an ongoing dialogue with our shareholders and encourage you to continue to reach out to us with questions or concerns related to our pay programs.

Vermilion Energy Inc. ■ Page 20 ■ 2022 Management Proxy Circular

Security-Based Compensation Arrangements – Entitlements

Omnibus Incentive Plan

Approval of Omnibus Incentive Plan

The Omnibus Incentive Plan (the “Plan”) has been approved by our Board and is subject to shareholder approval at the Meeting. The principal purposes of the Plan include providing a competitive long-term incentive program to attract and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, Directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. A summary of the Plan is set forth in Schedule “B” of this Circular and a full copy of the Plan is available on SEDAR at www.sedar.com under Vermilion's profile (filed on April 8, 2022, under “Other Securityholders Documents”).

The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

The number of Common Shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to Common Shares issued from treasury, Incentives may be settled with cash or Common Shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

The Plan provides that (a) no one participant may be granted any Incentives which, together with all Incentives then held by such participant, would entitle such participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (b) the number of Common Shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively (collectively, the “Insider Participation Limit”).

Subject to shareholder approval of the Plan at the Meeting, Plan participants will be eligible to receive Incentives pursuant to and in accordance with the Plan and will no longer receive grants of Share Awards pursuant to the Vermilion Incentive Plan (“VIP”), grants of DSUs pursuant to the Company's deferred share unit plan (“DSU Plan”), bonus payments pursuant to the Company's employee bonus plan (“Bonus Plan”) or employer contributions pursuant to the Company's employee share savings plan (“Employee Savings Plan”, and together with the VIP, DSU Plan and Bonus Plan, collectively the “Legacy Plans”). The Legacy Plans will continue to govern outstanding awards for so long as such awards remain outstanding. The Plan will govern all future Incentives. No incentives are outstanding under the Plan, or will be granted, paid or made available under the Plan prior to the Meeting.

Share Awards

Share Awards may be granted to officers, employees and consultants of the Company and its affiliates subject to the treasury reserve limit and the Insider Participation Limit. The number of shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date, or in thirds each year over three years for new-hire or promotion-based grants. Share Awards granted to employees (including NEOs) are subject to 'double trigger' vesting provisions in the event of a change of control requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason.

DSUs

DSUs may be granted to non-employee Directors and other specified non-employee service providers of the Company and its affiliates subject to the treasury reserve limit and the Insider Participation Limit. Non-employee Directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee Director's annual remuneration and meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and meeting fees elected to be received in DSUs). Any discretionary grant to a non-employee Director under any compensation plan of the Company or any affiliate shall, in respect of shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee Director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee Director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee Director pursuant to the Plan.

A non-employee Director is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and meeting fees to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market (or a combination thereof), with a minimum 50% of the non-employee Director's annual remuneration required to be received in the form of DSUs if that Director is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements, and a minimum 25% of the non-employee Director's annual remuneration required to be received in the form of DSUs if those share ownership requirements have been met.

Vermilion Energy Inc. ■ Page 21 ■ 2022 Management Proxy Circular

Employee Bonuses

Employee Bonuses may be paid to employees of the Company or its affiliates. Following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An Employee Bonus may be paid in cash, Common Shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and shares as determined by the Board in its sole discretion.

Employee Savings

Employees enrolled in employee savings pursuant to the Plan may elect to contribute a minimum of 1%, to a maximum of 7%, of the employee's base earnings to the Plan, and the Company will make an Employer Contribution equal to 0.33 times the amount of the employee's personal contribution. An employee may make excess savings contributions up to a maximum of the employee's base earnings, however excess contributions do not receive a corresponding Employer Contribution. Unless otherwise directed in writing by the Board, the administrative agent under the Plan shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the administrative agent to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of Common Shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). All Common Shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions are at all times vested to the particular employee participant.

Vermilion believes Incentives and the Plan align the interests of the Board and our employees with those of our shareholders, as it provides an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing all Vermilion’s compensation arrangements within a 3.5% rolling reserve.

The Plan constitutes a security-based compensation arrangement, which under TSX rules requires approval (when instituted) by a majority of the Board and shareholders. At the Meeting, shareholders will be asked to approve the Plan and all unallocated entitlements under the Plan. If a majority of the Common Shares represented at the Meeting are voted against approval of the Plan, the Company will be entitled to grant Incentives under the Plan, and any Incentives granted under the Plan may be settled with cash or market-purchased Common Shares without further shareholder approval but would require shareholder approval in order to be settled with Common Shares issued from treasury. No Incentives are outstanding under the Plan, or will be granted, paid or made available under the Plan prior to the Meeting.

Our Board has approved the Plan. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The Omnibus Incentive Plan, substantially as described in the Management Proxy Circular of Vermilion dated March 15, 2022, be and is hereby approved.
2.	All unallocated entitlements under the Omnibus Incentive Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until no later than May 11, 2025.
3.	Any one or more Directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgments, certificates, filings and other documents (including under applicable laws, regulatory policies or stock exchange rules) and to perform and do all such other acts and things, as any such Director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

We recommend that you vote FOR the approval of the Plan and all unallocated entitlements under the Plan. The people named in the enclosed proxy will vote FOR the approval of the Plan and all unallocated entitlements under the Plan unless you tell them to vote against it.

Vermilion Energy Inc. ■ Page 22 ■ 2022 Management Proxy Circular

Treasury Reserve (Equity Compensation Plans)

The following information regarding the treasury reserve and LTIP awards is provided as at December 31, 2021.

Authorized Treasury Reserve[1] (Percentage of Outstanding Shares)	Issued and Outstanding Awards[2] (Percent of Outstanding Shares)	Excess Treasury Reserve[3] (Percent of Outstanding Shares)
5,679,135 (3.50%)	6,792,371 (4.19%)	0 (0.00%)
Notes:
1.	The number of shares authorized for issue from treasury under Vermilion’s equity compensation plans is equal to 3.5% of the issued and outstanding Common Shares from time-to-time.
2.	Represents the number of shares based on outstanding issued and outstanding LTIP awards (net of cancellations and assuming a performance multiplier of 1 times) to be settled in the future. See “Securities Authorized for Issue Under Equity Compensation Plans – December 31, 2021” (on page 24) for further information regarding outstanding LTIP awards.
3.	Calculated by subtracting the issued and outstanding awards to be settled in the future (2) from the authorized treasury reserve (1). Where the excess treasury reserve is zero, excess LTIP awards are settled with market-purchased shares, or cash, or a combination thereof.

The Company has the option to settle LTIP awards with treasury-issued shares, market-purchased shares, cash or a combination thereof. The Company manages the issuance of shares from treasury to ensure that treasury share issuances do not exceed the 3.5% 'rolling-reserve' limit under our equity compensation plans. As at December 31, 2021, the number of issued and outstanding LTIP awards exceeds the 3.5% rolling reserve. Any LTIP awards in excess of the 3.5% rolling reserve limit will be settled with cash, market-purchased shares or combination thereof, but will not be settled with treasury-issued shares to ensure the Company abides by the 3.5% treasury reserve issuance maximum at any given time.

Burn Rate

Burn rate shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted in a given year by the weighted average of issued and outstanding Company shares.

The following table summarizes Vermilion’s annual and three-year average burn rate as at December 31 of the applicable year.

Year	Share Awards Granted[1] (#)	DSUs Granted[2] (#)	Bonus Plan Shares[3] (#)	Savings Plan Shares[4] (#)	Basic Weighted Average of Issued and Outstanding as at December 31 (#)	Burn Rate
						Share Awards Granted	DSUs Granted	Bonus Plan Shares	Savings Plan Shares	Total
2021	2,745,290	161,575	428,890	482,129	161,171,854	1.70%	0.10%	0.27%	0.30%	2.37%
2020	5,120,495	180,719	n/a	414,614	157,907,715	3.24%	0.11%	n/a	0.26%	3.62%
2019	1,193,357	72,192	234,583	317,844	154,735,519	0.77%	0.05%	0.15%	0.21%	1.17%
Average Three-Year Burn Rate						1.91%	0.09%	0.21%	0.26%	2.39%

Notes:

1.	Number of share awards and compensation awards on the award date, which does not include cancellations or the value of reinvested dividends and assumes a performance factor of 1 times.
2.	Number of DSUs on the award date, which does not include the value of reinvested dividends.
3.	Shares issued under the Bonus Plan in the year noted. In 2020, the bonus was paid in cash.
4.	Shares issued under the Savings Plan in the year noted.

Vermilion Energy Inc. ■ Page 23 ■ 2022 Management Proxy Circular

Securities Authorized for Issue under Equity Compensation Plans – December 31, 2021

The treasury reserve is managed to ensure treasury share issuances do not exceed the 3.5% treasury reserve limit at any given time.

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans[1,2] (#)
All rights approved by shareholders
Rolling Reserve (3.5%) 162,260,989 *3.5%			5,679,135
Vermilion Incentive Plan	6,403,476	13.11[3]
Deferred Share Unit Plan	388,895	9.30[4]
Unallocated Share Awards (Available for Future Issuance Under All Plans)			0
Plans subject to annual maximums
• Deferred Share Unit Plan[5] (300,000 annual maximum)			273,150 (300,000 - 26,850)
• Bonus Plan[6] (500,000 annual maximum)	n/a	n/a	71,110 (500,000 - 428,890)
• Savings Plan[7] (500,000 annual maximum)	n/a	n/a	17,871 (500,000 - 482,129)

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding Common Shares from time-to-time, subject to caps of 500,000 Common Shares per year under each of the Bonus Plan and Savings Plan, and 300,000 Common Shares per year under the DSU Plan. This represents a total of 5,679,135 Common Shares as at December 31, 2021.
2.	0 Common Shares remain available for future issuance under all plans based on a 3.5% rolling reserve.
3.	Average price of the share awards on the date of grant.
4.	Average price on the TSX on the payment dates. U.S. Directors receive compensation in U.S. currency and the average price on the NYSE on the payment dates was $7.41.
5.	273,150 is calculated as follows: maximum reserved (300,000) less number of shares issued (26,850) in a calendar year.
6.	71,110 is calculated as follows: maximum reserved (500,000) less number of shares issued (428,890) in a calendar year.
7.	17,871 is calculated as follows: maximum reserved (500,000) less number of shares issued (482,129) in a calendar year.

Vermilion Energy Inc. ■ Page 24 ■ 2022 Management Proxy Circular

Director Nominee Biographies

Below are brief biographies of the Director nominees, including summaries of their experience and qualifications together with their current membership and directorship at other public companies.

Lorenzo Donadeo

Calgary, Alberta, Canada

Age 66

Non-Independent Executive Chairman

Director (since 1994)

Retiring September 1, 2022

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Global Chief Executive Officer / Senior Officer

•           Managing / Leading Growth

•           Oil and Gas Operations

•           Reserve Evaluation

•           Environment, Social and Governance

Mr. Donadeo has over 40 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, and Trinidad and Tobago.

Mr. Donadeo was one of the founders of Vermilion Energy in 1994 and currently serves as Executive Chairman (since 2020). Previously, he served as Chair of the Board from 2016 to 2020, Chief Executive Officer from 2014 to 2016, and President and Chief Executive Officer from 2003 to 2014. From 1994 to 2002, he served as Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1997, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct and Ethics, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company. Currently, he is the Managing Director of Casadona Group, a private investment company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Executive Chairman	8/8	100%

Meets Share Ownership (8 times annual retainer)		Share Ownership Multiple
Yes		410.7 times

Equity-at-Risk[1]	2021 Compensation
Mr. Donadeo does not receive any compensation as a director of Vermilion.

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
None	n/a	n/a	None
Note:
1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.

Vermilion Energy Inc. ■ Page 25 ■ 2022 Management Proxy Circular

Robert B. Michaleski

Calgary, Alberta, Canada

Age 68

Independent Director (since 2016)

Lead Director - May 12, 2022

Chair of the Board - September 1, 2022

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Managing / Leading Growth

•           Oil and Gas Operations

•           Governance / Board

•           Financial Literacy / Financial Experience

•           Risk Management

•           Human Resources and Compensation

•           Environment, Social and Governance

Mr. Michaleski has 41 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services companies with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020. He is currently a Director of Essential Energy Services Ltd. (since 2012), and a Director of Coril Holdings Ltd. (since 2003). His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.

Mr. Michaleski has a Bachelor of Commerce degree (with Honours) from the University of Manitoba, as well as a Chartered Accountant designation.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit	Chair	4/4	100%
Governance and Human Resources	Member	6/6	100%

Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
Yes		5.1 times

Equity-at-Risk[1]	2021 Compensation

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
Essential Energy Services (Since 2012)	• Audit • Governance and Compensation, Chair	TSX	None

Note:
1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.

Vermilion Energy Inc. ■ Page 26 ■ 2022 Management Proxy Circular

James J. Kleckner Jr.

Edwards, Colorado, USA

Age 64

Independent Director (since 2021)

Skills and Experience:

•           Global Chief Executive Officer / Senior Officer

•           Risk Management

•           Oil and Gas Operations

•           Environment, Social and Governance

Mr. Kleckner has more than 35 years of experience in various executive and senior leadership roles. He was most recently Chief Executive Officer of Jagged Peak Energy with a focus on production and development in the Permian Basin, and held a number of executive positions with Anadarko Petroleum Corporation and Kerr McGee Corporation. He has extensive operational and technical experience in U.S. onshore resource plays and international oil and gas operations. During his career, he held leadership roles responsible for a full range of exploration, development, production and operational priorities, including mergers and acquisitions, health, safety and environment, community and government relations, and enterprise risk management. Mr. Kleckner currently serves as a member of the Board of Directors for Great Western Petroleum, a private company. Previously, he served as a member of the Board of Directors of Jagged Peak Energy, Parsley Energy Inc., and two private companies: Delonex Energy Limited and Hawkwood Energy LLC. He has served on the Industry and Advisory Board of the School of Energy Research at the University of Wyoming, the Petroleum Engineering Advisory Board at the Colorado School of Mines, the Executive Board for the Colorado Oil and Gas Association, and the Executive Board for the Independent Petroleum Association of Mountain States.

Mr. Kleckner has a Bachelor of Petroleum Engineering from the Colorado School of Mines.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

Appointed to the Board on October 18, 2021		Position	Meetings	Attendance
	Board of Directors	Member	2/2	100%
	Health, Safety and Environment	Member	1/1	100%
	Independent Reserves	Member	1/1	100%

	Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
	Has until October 18, 2026		0.3 times

Equity-at-Risk[1]	2021 Compensation[2,3]

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
None	n/a	n/a	None

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.
2.	Mr. Kleckner was appointed to the Board on October 18, 2021 and received a pro-rated retainer and meeting fees in 2021.
3.	U.S. Directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792

Vermilion Energy Inc. ■ Page 27 ■ 2022 Management Proxy Circular

Carin S. Knickel

Golden, Colorado, USA

Age 65

Independent Director (since 2018)

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Global Chief Executive Officer / Senior Officer

•           Managing / Leading Growth

•           Oil and Gas Operations

•           Governance / Board

•           Human Resources and Compensation

•           Environment, Social and Governance

Ms. Knickel has over 40 years of experience in human resources, business strategy and development, and crude oil and natural gas marketing. She also currently serves on the Board of Hudbay Minerals Inc. (since 2015). Ms. Knickel serves on Hudbay Board’s Compensation and HR Committee since 2015 (Chair since 2018); Corporate Governance and Nominating Committee since 2018; and she served on the Environment, Health, Safety and Sustainability Committee (2015 to 2018), which provided oversight on a wide range of sustainability issues, including community and Indigenous Peoples engagement and development. Ms. Knickel served on Whiting Petroleum Board’s Compensation Committee (2015 to 2019) and chaired the Sustainability Committee beginning in 2019, and also served on the National MS Society - Colorado/Wyoming Chapter (2014 to 2019). Prior to joining these Boards, Ms. Knickel worked at ConocoPhillips for 33 years, where she held a variety of senior leadership positions globally across several business lines, most recently as the Corporate Vice President of Global Human Resources.

Ms. Knickel has a Bachelor of Science degree in Business, Marketing from the University of Colorado at Boulder as well as a Master of Science (Sloan Fellowship, Management) from the Massachusetts Institute of Technology.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Governance and Human Resources	Chair	6/6	100%
Health, Safety and Environment	Member	4/4	100%
Sustainability	Member	4/4	100%

Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
Yes		8.7 times

Equity-at-Risk[1]	2021 Compensation[2]

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
Hudbay Minerals Inc. (Since 2015)	• Compensation and Human Resources, Chair • Corporate Governance and Nominating	TSX, NYSE	None

Notes:
1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.
2.	U.S. Directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792 (USD/CAD).

Vermilion Energy Inc. ■ Page 28 ■ 2022 Management Proxy Circular

Stephen P. Larke

Calgary, Alberta, Canada

Age 50

Independent Director (since 2017)

Skills and Experience:

•           Managing / Leading Growth

•           Governance / Board

•           Financial Literacy

•           Human Resources and Compensation

•           Environment, Social and Governance

Mr. Larke has over 20 years of experience in energy capital markets, including research, sales, trading and equity finance, and currently serves on the Boards of Headwater Exploration (since 2020) and Topaz Energy (since 2019). He is formerly an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Calgary-based Peters & Co. from 2005 to 2015, and he was Vice-President and Director with TD Newcrest from 1997 to 2005. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.

Mr. Larke has a Bachelor of Commerce degree (with Distinction) from the University of Calgary, as well as a Chartered Financial Analyst designation.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit	Member	4/4	100%
Governance and Human Resources	Member	6/6	100%
Sustainability	Member[1]	4/4	100%

Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
Yes		5.4 times

Equity-at-Risk[2]	2021 Compensation

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
Headwater Exploration Inc. (Since 2020)	• Corporate Governance and Sustainability, Chair	TSX	None
Topaz Energy Corp. (Since 2019)	• Lead Director • Governance, Compensation and Sustainability, Chair	TSX

Notes:

1.	Mr. Larke was appointed Chair of the Sustainability Committee effective January 1, 2022.
2.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.

Vermilion Energy Inc. ■ Page 29 ■ 2022 Management Proxy Circular

Dr. Timothy R. Marchant

Calgary, Alberta, Canada

Age 71

Independent Director (since 2010)

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Global Chief Executive Officer / Senior Officer

•           Managing / Leading Growth

•           Governance / Board

•           Government Relations

•           Environment, Social and Governance

Dr. Marchant has 40 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations. Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on Board environment, social and governance strategies for the Institute of Corporate Directors Education Program. Dr. Marchant serves as a Director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and a Director of TransGlobe Energy Corporation (since 2020). He was a Director of Cub Energy Inc. from 2013 to 2020. He was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant holds a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Health, Safety and Environment	Chair	4/4	100%
Independent Reserves	Member	4/4	100%
Sustainability	Chair[1]	4/4	100%

Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
Yes		13.6 times
Equity-at-Risk[2]	2021 Compensation

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
Cub Energy Inc. (Since 2021)	• Board, Chairman • Audit, Chair	TSX Venture	None
TransGlobe Energy Corporation (Since 2020)	• Compensation, Human Resources and Governance • Reserves, Health, Safety, Environment and Social Responsibility	TSX, Nasdaq, AIM
Valeura Energy Inc. (Since 2015)	• Board, Chairman • Governance and Compensation • Reserves and HSE	TSX, LSE
Notes:
1.	Effective January 1, 2022, Dr. Marchant stepped down as the Chair of the Sustainability Committee.
2.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.

Vermilion Energy Inc. ■ Page 30 ■ 2022 Management Proxy Circular

William B. Roby

Katy, Texas, USA

Age 62

Independent Director (since 2017)

Skills and Experience:

•           Global Chief Executive Officer / Senior Officer

•           Managing / Leading Growth

•           Oil and Gas Operations

•           Financial Literacy

•           Reserve Evaluation

•           Health, Safety and Environment

•           Environment, Social and Governance

Mr. Roby has more than 40 years of experience in various senior management and executive positions. In these roles, he held leadership responsibility for a full range of exploration, production and operational priorities, including international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples. His significant expertise in CO2 sequestration and injection has been called upon by both federal and state governments in the U.S. He currently serves as the Chief Executive Officer of Shepherd Energy, LLC (since 2015). He is currently a Director of California Resources Corp. (since 2020). From 2000 to 2013, he held a number of U.S. and international management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston-based oil and gas company with production in excess of 50,000 boe/d. Prior to Occidental, he was Operations Vice President of Altura, a joint venture between Shell and Amoco in the Permian Basin which combined the two largest Permian operators into one entity making Altura the largest Permian operator.

Mr. Roby has a Bachelor of Science degree in Mechanical Engineering from Louisiana State University.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Health, Safety and Environment	Member	4/4	100%
Independent Reserves	Chair	4/4	100%
Sustainability	Member	4/4	100%

Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
Yes		5.6 times
Equity-at-Risk[1]	2021 Compensation[2]

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
California Resources Corporation (Since 2020)	• Audit • Compensation • Sustainability, Chair	NYSE	None

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.
2.	U.S. Directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792 (USD/CAD).

Vermilion Energy Inc. ■ Page 31 ■ 2022 Management Proxy Circular

Manjit K. Sharma

Toronto, Ontario, Canada

Age 56

Independent Director (since 2021)

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Global Chief Executive Officer / Senior Officer

•           Financial Literacy

•           Financial Experience

•           Environment, Social and Governance

Ms. Sharma has more than 30 years of depth and experience navigating a wide range of operational matters in a variety of industries, with a comprehensive background in finance, real estate, procurement, and business development. Ms. Sharma has been nominated to stand for election of Finning International Inc.'s Board of Directors on May 10, 2022. Most recently, she served as Chief Financial Officer of WSP Canada, and previously with GE Canada for over 20 years, in a variety of senior management roles, including Chief Financial Officer, with responsibilities that spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion. Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, and is a member of the GE Canada Pension Trust Committee. She previously served as a Director of BGO’s Prime Canadian Property Fund and served on the Board of GE Canada Company. Ms. Sharma was also recognized as one of Canada’s Top 100 Most Powerful Women in 2019.

Ms. Sharma has a Bachelor of Commerce (Honours) from the University of Toronto, as well as a Fellow Chartered Professional Accountant designation and has completed the Institute of Corporate Directors Education Program.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

Appointed to the Board on July 19, 2021		Position	Meetings	Attendance
	Board of Directors	Member	4/4	100%
	Audit	Member	2/2	100%
	Health, Safety and Environment	Member	2/2	100%

	Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
	Has until July 19, 2026		1.5 times

Equity-at-Risk[1]	2021 Compensation[2]

Other Public Boards[3]	Committee Membership	Stock Exchange	Public Board Interlocks
Finning International Inc. (Since 2022)	n/a	TSX	None

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.
2.	Ms. Sharma was appointed to the Board on July 19, 2021 and received a pro-rated retainer and meeting fees in 2021.
3.	Ms. Sharma was nominated to Finning International Inc.'s Board of Directors at the next annual meeting of shareholders on May 10, 2022.

Vermilion Energy Inc. ■ Page 32 ■ 2022 Management Proxy Circular

Judy A. Steele

Halifax, Nova Scotia, Canada

Age 62

Independent Director (since 2021)

Skills and Experience:

•           Chief Executive Officer / Senior Officer

•           Governance / Board

•           Financial Literacy

•           Financial Experience

•           Environment, Social and Governance

Ms. Steele has more than 20 years of experience in various energy businesses including hydro, wind, biomass and natural gas fired electrical generating facilities. Currently, Ms. Steele is the President & Chief Operating Officer of Emera Energy Inc., where she is responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development. She is a member of the Emera Inc. Corporate Leadership Team and Emera’s Sustainability Management Committee and Leadership Safety Advisory Council. Prior to her current role, Ms. Steele held a variety of executive and senior management positions within Emera Inc. She is a Fellow Chartered Professional Accountant and spent over ten years with Ernst & Young prior to joining Emera. Ms. Steele is currently a Board member of Canadian Blood Services and a Governor of St. Francis Xavier University. She previously served as a Director and Chair of the Audit Committee for the Halifax Port Authority and was National Chair of the Canadian Breast Cancer Foundation.

Ms. Steele has a Bachelor of Public Relations from Mount Saint Vincent University.

2021 Voting Results	Board and Committee Membership	2021 Meeting Attendance

Appointed to the Board on July 19, 2021		Position	Meetings	Attendance
	Board of Directors	Member	4/4	100%
	Governance and Human Resources	Member	3/3	100%
	Sustainability	Member	2/2	100%

	Meets Share Ownership (3 times annual retainer)		Share Ownership Multiple
	Has until July 19, 2026		1.7 times

Equity-at-Risk[1]	2021 Compensation[2]

Other Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
None	n/a	n/a	None

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Calculated based on the total number of shares on March 15, 2022 multiplied by $25.61 (the TSX closing price on March 15, 2022), in accordance with the Share Ownership Policy as approved on March 4, 2022.
2.	Ms. Steele was appointed to the Board on July 19, 2021 and received a pro-rated retainer and meetings fees in 2021.

Vermilion Energy Inc. ■ Page 33 ■ 2022 Management Proxy Circular

Director Compensation

The GHR Committee is responsible for reviewing and approving compensation paid to Vermilion’s Directors and executive officers. Compensation is determined in light of current market conditions and competitive practices, having regard to our pay-for-performance compensation philosophy.

The Board approved 25% reduction in Director compensation was in effect from January 1, 2020 to July 1, 2021. Effective July 1, 2021, the Board compensation was reinstated to its original level for the remainder of the year.

Compensation Structure

Each year, the GHR Committee reviews the compensation paid to Directors against industry practices for energy exploration and production companies that are like us in terms of our business model, size, operations and scope. The peer group used to measure Directors’ compensation is the same group used to measure corporate performance; a full listing of our corporate performance peer group can be found on page 65.

The total Director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of Director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board. Retainers are targeted at the median of the market.

Recommendations are then made to the Board. Changes to retainers (if any) are approved by the Board of Directors.

Annual Retainers and Flat Meeting Fees

Vermilion's Directors receive an annual retainer and a flat annual meeting fee payable in DSUs, Vermilion shares, cash or combination thereof.

All Directors receive at least 25% of their annual retainer in DSUs if they meet their share ownership requirement, and at least 50% if they do not meet their share ownership requirement.

Directors may elect to receive up to 100% of their total compensation in the form of DSUs.

The annual retainer is paid quarterly in arrears. Canadian and U.S. Directors receive the same nominal face value in their respective currency of residence, to ensure we remain competitive and are able to attract and retain qualified Directors across North America. The pricing to determine the number of DSUs is based on the applicable volume weighted average price (“VWAP”) prior to the grant date, and Common Shares are purchased through the TSX for Canadian resident Directors and the NYSE for U.S. resident Directors (for Directors that elect to receive shares purchased on the secondary market as payment of their annual retainer or meeting fees).

The legacy DSU Plan will continue to govern DSU grants made pursuant to that plan and the Omnibus Incentive plan will govern future grants of DSUs.

Directors also receive reimbursement for out-of-pocket expenses to attend meetings.

Vermilion Energy Inc. ■ Page 34 ■ 2022 Management Proxy Circular

The table below illustrates the Director compensation structure from 2019 to 2021.

Type of Retainer or Fee	2021[1] ($)	2020 ($) Structure with 25% Reduction	2019 ($)
Board Member Retainer	$219,625[4,5]	$188,250[4,5]	$251,000[4,5]
Board Chair Retainer[2,3]	$122,500[4,5]	$105,000[4,5]	$140,000[4,5]
Lead Director Retainer[2]	$50,313[4,5]	$43,125[4,5]	$57,500[4,5]
Audit Committee Chair Retainer[2]	$13,125[4,5]	$11,250[4,5]	$15,000[4,5]
Other Committee Chair Retainer[2]	$8,750[4,5]	$7,500[4,5]	$10,000[4,5]
Board and Committee Meeting Fees	$21,875[5,6]	$18,750[5,6]	$1,500[5]

Notes:

1.	The 25% reduction to retainers and meeting fees introduced in 2020 was reinstated effective July 1, 2021.
2.	Board Chair, Lead Director and committee Chair retainers are in addition to the Board member retainer.
3.	Effective May 25, 2020, Mr. Donadeo was appointed Executive Chairman and has not received any compensation as a Director since his appointment date.
4.	Effective January 1, 2019, annual retainers are subject to a mandatory minimum 50% DSUs payment if Directors do not meet their share ownership requirement, and at least 25% if they do meet their share ownership requirement.
5.	U.S. Directors receive the same nominal value in U.S. currency.
6.	Effective January 1, 2020, Directors receive an annual flat meeting fee retainer in the amount of $25,000 payable quarterly in arrears in DSUs, Vermilion shares, cash, or combination thereof.

The table below lists the components in which each non-employee Director’s annual retainer was delivered for the year ending December 31, 2021.

Director	Value of Retainer[1] ($)	2021 Retainer Elections			Value of Meeting Fees[1] ($)	2021 Meeting Fees Elections
		DSUs (%)	Shares (%)	Cash (%)		DSUs (%)	Shares (%)	Cash (%)
Macdonald	$269,938	100%	—	—	$21,875	—	—	100%
Kleckner[2]	$65,437	75%	—	25%	$6,518	75%	—	25%
Knickel	$292,137	100%	—	—	$27,983	100%	—	—
Larke	$219,625	25%	—	75%	$21,875	—	—	100%
Leiker[3,4]	$84,999	25%	—	75%	$7,841	—	—	100%
Marchant	$237,125	100%	—	—	$21,875	—	—	100%
Michaleski	$232,750	25%	—	75%	$21,875	—	—	100%
Roby	$292,137	55%	—	45%	$27,983	—	—	100%
Sharma[5]	$113,223	100%	—	—	$11,277	—	—	100%
Steele[5]	$113,223	100%	—	—	$11,277	100%	—	—
Williams[6]	$125,329	50%	50%	—	$12,483	—	—	100%

Notes:

1.	U.S. Directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792 (USD/CAD).
2.	Mr. Kleckner was appointed to the Board on October 18, 2021.
3.	Mr. Leiker's value of retainer includes a committee Chair retainer for his guidance and oversight of Vermilion's new venture working team initiative.
4.	Mr. Leiker did not stand for re-election to Vermilion's Board of Directors in 2021.
5.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021.
6.	Ms. Williams retired from the Board on August 30, 2021.

Vermilion Energy Inc. ■ Page 35 ■ 2022 Management Proxy Circular

Summary Compensation Table

The summary compensation table below sets out the compensation received by our Directors in 2021.

•	66% of total Director compensation was paid in DSUs.
Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	All Other Compensation ($)	Total Compensation ($)	Portion Taken As
							DSUs ($)	Shares ($)	Cash ($)
Donadeo[2]	—	—	—	—	—	—	—	—	—
Macdonald[3]	$219,625	$50,313	$21,875	$291,813	—	$291,813	$269,938	—	$21,875
Kleckner[4,5]	$65,437	—	$6,518	$71,955	—	$71,955	$53,966	—	$17,989
Knickel[5]	$280,944	$11,193	$27,983	$320,120	—	$320,120	$320,120	—	—
Larke	$219,625	—	$21,875	$241,500	—	$241,500	$54,906	—	$186,594
Leiker[5,6,7]	$81,863	—	$7,841	$89,704	$3,137	$92,840	$21,250	—	$71,591
Marchant	$219,625	$17,500	$21,875	$259,000	—	$259,000	$237,125	—	$21,875
Michaleski	$219,625	$13,125	$21,875	$254,625	—	$254,625	$58,188	—	$196,438
Roby[5]	$280,944	$11,193	$27,983	$320,120	—	$320,120	$160,676	—	$159,444
Sharma[8]	$113,223	—	$11,277	$124,500	—	$124,500	$113,223	—	$11,277
Steele[8]	$113,223	—	$11,277	$124,500	—	$124,500	$124,500	—	—
Williams[9]	$125,329	—	$12,483	$137,813	—	$137,813	$62,665	$62,665	$12,483
Total	$1,939,464	$103,324	$192,861	$2,235,649	$3,137	$2,238,785	$1,476,555	$62,665	$699,565

Notes:

1.	Values include Lead Director and committee Chair retainers where applicable.
2.	Mr. Donadeo (our Executive Chairman) does not receive any compensation as a Director of Vermilion.
3.	Mr. Macdonald is not standing for re-election to Vermilion's Board of Directors in 2022.
4.	Mr. Kleckner was appointed to the Board on October 18, 2021 and received a pro-rated retainer and meeting fees in 2021.
5.	U.S. Directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792 (USD/CAD).
6.	Mr. Leiker's all other compensation is an amount equivalent to a committee Chair retainer for his guidance and oversight of Vermilion's new ventures working team initiatives.
7.	Mr. Leiker did not stand for re-election to Vermilion's Board of Directors in 2021.
8.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021 and received a pro-rated retainer and meeting fees in 2021.
9.	Ms. Williams retired from the Board on August 30, 2021.

Vermilion Energy Inc. ■ Page 36 ■ 2022 Management Proxy Circular

The table below displays the number of DSUs and shares delivered in lieu of cash retainers in 2021.

Director	Q1 2021		Q2 2021		Q3 2021		Q4 2021		Total
	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2,4] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)
Macdonald	6,218	—	6,218	—	6,218	—	10,364	—	29,019	—
Kleckner[5]	—	—	—	—	—	—	4,205	—	4,205	—
Knickel	7,241	—	7,241	—	7,241	—	12,068	—	33,791	—
Larke	1,265	—	1,265	—	1,265	—	2,108	—	5,903	—
Leiker	1,652	—	508	—	—	—	—	—	2,160	—
Marchant	5,463	—	5,463	—	5,463	—	9,104	—	25,492	—
Michaleski	1,340	—	1,340	—	1,340	—	2,234	—	6,255	—
Roby	3,634	—	3,634	—	3,634	—	6,057	—	16,961	—
Sharma[6]	—	—	—	—	6,593	—	8,196	—	14,789	—
Steele[6]	—	—	—	—	7,249	—	9,013	—	16,262	—
Williams	2,530	1,397	2,530	1,192	1,677	684	—	—	6,737	3,273
Total	29,343	1,397	28,200	1,192	40,681	684	63,351	—	161,574	3,273
Notes:
1.	DSUs and shares are paid quarterly in arrears.
2.	Pursuant to the DSU Plan, the number of DSUs granted is calculated by dividing the quarterly retainer and meeting fees value by the five-day VWAP for the five days preceding April 1, 2021 of $9.30202 on the TSX (for Canadian Directors) and $7.40575 on the NYSE (for U.S. Directors).
3.	Shares are purchased on the open market on the payment date.
4.	Q4 DSU grant includes the quarterly grant plus the pro-rated adjustment to reflect reinstatement of Board of Director pay effective July 1, 2022.
5.	Mr. Kleckner was appointed to the Board on October 18, 2021 and received a pro-rated retainer and meeting fees in 2021. Pursuant to the DSU Plan, the number of DSUs granted is calculated by dividing the quarterly retainer and meetings fees value by the five-day VWAP for the five days preceding November 19, 2021 of $10.03166 on the NYSE.
6.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021 and received a pro-rated retainer and meeting fees in 2021. Pursuant to the DSU Plan, the number of DSUs granted is calculated by dividing the quarterly retainer and meeting fees value by the five-day VWAP for the five days preceding August 25, 2021 of $7.65577 on the TSX.

More information on individual DSUs can be found in the Outstanding Equity-Based Awards and Value Table below.

Outstanding Equity-Based Awards and Value Table

The table below lists DSUs made to Directors that remain outstanding as at December 31, 2021.

	DSUs
Director	Number of DSUs[1] (#)	Dec 31/21 Value[2] ($)
Donadeo[3]	7,911	$125,785
Macdonald	63,750	$1,013,625
Kleckner	4,205	$66,860
Knickel	96,588	$1,535,749
Larke	16,598	$263,908
Marchant	71,684	$1,139,776
Michaleski	30,279	$481,436
Roby	48,351	$768,781
Sharma	14,789	$235,145
Steele	16,262	$258,566
Notes:
1.	Number of DSUs on the award date and does not include the value of reinvested dividends. The number of DSUs and share awards in this table is rounded to the nearest share.
2.	The value of DSUs as at December 31, 2021 was based on the closing price of shares on the TSX of $15.90 and does not include the value of reinvested dividends.
3.	Mr. Donadeo received DSUs in his capacity as a non-employee Director prior to his role as Executive Chairman.

Vermilion Energy Inc. ■ Page 37 ■ 2022 Management Proxy Circular

Share Awards Vested During 2021

The table below lists Directors share awards that vested in 2021. Effective January 1, 2019, non-employee Directors no longer participated in the share awards program and accordingly 2021 was the last year Directors had an outstanding grant eligible to vest.

Director	Award Date	Vesting Date	Award Price[1] ($)	Number Vested[2] (#)	Award Date Value[3] ($)	Vesting Date Value[4] ($)
Donadeo[5]	April 1, 2018	April 1, 2021	$40.71135	7,731	$150,836	$71,912
Macdonald	April 1, 2018	April 1, 2021	$40.71135	6,973	$136,057	$64,867
Kleckner[6]	—	—	—	—	—	—
Knickel	August 9, 2018	October 1, 2021	$43.47362	5,703	$121,291	$67,251
Larke	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821
Leiker	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821
Marchant	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821
Michaleski	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821
Roby	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821
Sharma[7]	—	—	—	—	—	—
Steele[7]	—	—	—	—	—	—
Williams	April 1, 2018	April 1, 2021	$40.71135	6,216	$121,279	$57,821

Notes:

1.	Number of share awards granted are determined using an award price with five decimals.
2.	Number vested is calculated by multiplying the number of share awards granted (including reinvested dividends) by the performance multiple and rounded to the nearest share.
3.	Value of share awards on the award date, which does not include the value of reinvested dividends, multiplied by the award price rounded to five decimals.
4.	Vesting date value is calculated by multiplying the number of share awards vested by the vesting price of $9.30202 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2021) and $11.79259 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of October 1, 2021).
5.	Represents share awards received as Chair of the Board.
6.	Mr. Kleckner was appointed to the Board on October 18, 2021; no share awards vested in 2021.
7.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021; no share awards vested in 2021.

Equity Ownership

The Share Ownership Policy requires non-executive Directors to hold three times their annual retainer.

Effective January 1, 2022, the Share Ownership Policy was amended to reinstate our old practice of calculating the share ownership requirement using the current market price instead of the greater of acquisition price or current market price.

Vermilion’s Directors have five years from the date of their election or appointment as a Director or as a Chair of the Board, respectively, to meet share ownership requirements. Directors must receive 50% of their annual retainer in the form of DSUs until the target share ownership is met, and a mandatory 25% DSU payment once their target share ownership is met. We concur with the CCGG policy that DSUs are an appropriate form of equity-based compensation, and mandatory DSU payments in lieu of cash directly aligns the interests of Directors and shareholders.

Vermilion Energy Inc. ■ Page 38 ■ 2022 Management Proxy Circular

The following table sets out the changes to the number and value of Common Shares and DSUs held by each non-employee Director from March 15, 2021 to March 15, 2022.

Director Nominees	Year	Shares and Share Equivalents			Value[3] ($)	Total Equity-at-Risk
		Shares[1] (#)	DSUs[2] (#)	Total (#)		Share Ownership Multiple (Requirement: 3 times Annual Retainer)	Meets Share Ownership in 2022[3,4]
Macdonald	2022	71,226	63,750	134,976	$3,456,735	11.2 times	Yes
	2021	67,600	34,731	102,331	$581,240
	Change	3,626	29,019	32,645	$2,875,495
Kleckner[5,6]	2022	—	4,205	4,205	$107,690	0.3 times	New Director has until October 18, 2026
	2021	—	—	—	—
	Change	—	4,205	4,205	$107,690
Knickel[6]	2022	17,204	96,588	113,792	$2,914,213	8.7 times	Yes
	2021	13,098	62,797	75,895	$431,084
	Change	4,106	33,791	37,897	$2,483,129
Larke	2022	37,988	16,598	54,586	$1,397,947	5.4 times	Yes
	2021	34,861	10,696	45,557	$258,764
	Change	3,127	5,902	9,029	$1,139,183
Marchant	2022	66,807	71,684	138,491	$3,546,755	13.6 times	Yes
	2021	63,575	46,192	109,767	$623,477
	Change	3,232	25,492	28,724	$2,923,278
Michaleski	2022	22,512	30,279	52,791	$1,351,978	5.1 times	Yes
	2021	19,374	24,024	43,398	$246,501
	Change	3,138	6,255	9,393	$1,105,477
Roby[6]	2022	24,267	48,351	72,618	$1,859,747	5.6 times	Yes
	2021	10,285	31,391	41,676	$236,720
	Change	13,982	16,960	30,942	$1,623,027
Sharma[7]	2022	—	14,789	14,789	$378,746	1.5 times	New Director has until July 19, 2026
	2021	—	—	—	—
	Change	—	14,789	14,789	$378,746
Steele[7]	2022	—	16,262	16,262	$416,470	1.7 times	New Director has until July 19, 2026
	2021	—	—	—	—
	Change	—	16,262	16,262	$416,470

Notes:

1.	Shares that are settled and not subject to holding periods.
2.	DSUs represent number of Common Shares payable at the time of the retirement or resignation from the Board.
3.	Common Shares and DSUs are counted towards share ownership requirement. Value calculated based on the total number of shares on March 15 multiplied by the TSX closing price ($25.61 on March 15, 2022; $10.68 on March 15, 2021).
4.	Effective January 1, 2019, the Director compensation structure was revised and Directors have five years from the date of the compensation change to comply with the share ownership requirements.
5.	Mr. Kleckner was appointed to the Board on October 18, 2021 and did not hold any shares on March 15, 2021.
6.	Mr. Kleckner, Ms. Knickel and Mr. Roby receive annual retainers in U.S. dollars. For the purposes of the share ownership calculations, annual retainer value and share equivalent values have been converted to Canadian dollars using the exchange rate on December 31, 2021 of 1.2792 (USD/CAD).
7.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021 and did not hold any shares on March 15, 2021.

Vermilion Energy Inc. ■ Page 39 ■ 2022 Management Proxy Circular

Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our shareholders and promotes effective decision-making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian company with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators, and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. SEC, which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the U.S., we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for Vermilion as a non-U.S. issuer; however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S.-based issuers listed on the NYSE. Except for those areas highlighted in a summary document available on the governance page of our corporate website at vermilionenergy.com (under the heading “About Us” subheading “Governance”), we remain in compliance with the NYSE corporate governance standards in all significant respects. Annually, we review the summary of significant differences to ensure our compliance is up-to-date.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. We consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards, and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the GHR Committee, which is composed entirely of independent Directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

We also note that our governance approach aligns with Sustainable Development Goals (“SDGs”) 16.6, to develop effective, accountable and transparent institutions, and its associated business disclosure recommendations.

Diversity Policy

Vermilion is committed to diversity on its Board. The Board Diversity Policy embraces a broad concept of diversity, encompassing factors including age, race, gender, personal attributes, skills, training, educational background and life experience.

We recognize the importance of equitable gender representation. Our Diversity Policy addresses gender diversity, which includes a candidate selection step in our recruitment process for Board positions. The candidate selection step requires reasonable efforts to ensure at least 50% of the candidates are women. Our intent is to broaden each search process to ensure qualified candidates of both genders are available for consideration.

In 2021, the Board Diversity Policy was amended to include a clear commitment to maintain Board gender diversity at 30%.

The GHR Committee is responsible for annually reviewing the Board Diversity Policy and assessing its effectiveness in promoting a diverse Board. A copy of the policy is available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

For 2022, three of nine (33%) of the Board nominees for election are women.

Vermilion remains committed to all workplace practices that support and recognize the distinct needs of our female employees. We will continue to develop our mentoring program, with a focus on identifying high-potential female employees, developing their management skills and preparing them for senior leadership roles.

While we have not established a formal target and date for compliance regarding gender composition of executive positions, we continue to prioritize building a pipeline of competent women in our Company.

Vermilion Energy Inc. ■ Page 40 ■ 2022 Management Proxy Circular

Nomination of Directors

The GHR Committee, whose members are all independent, is responsible for nominating new Directors considering the size of the Board, current and desired skills mix, and the performance evaluations of the Board and its members. Our goal is to continuously develop a top-performing Board with diverse skills and deep expertise that add value to the business through governance oversight.

Our Director search process includes:

•	reviewing the skills matrix, including the supplemental sustainability matrix, and identifying the desirable skill areas for a new Director;
•	forming a committee to assist the GHR Committee in administering the search process;
•	engaging a search firm to assist with identifying a broad slate of candidates;
•	making reasonable efforts to ensure at least 50% of the candidates are women;
•	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
•	reviewing a full list of candidates, including recommendations from the search firm, members of management and current Directors, to prioritize a short list;
•	obtaining feedback from current Directors on short-listed candidates;
•	arranging meetings with the Executive Chairman, the Lead Director, committee Chairs and the President and the top candidates to determine interest and availability; and
•	recommending the chosen candidates to the Board.

Board Tenure

•	Vermilion does not have a term limit for Directors. Director experience is a valuable asset for stakeholders and we believe it is important to have Directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means we would lose the contributions of longer serving Directors who have developed a deeper knowledge and understanding of Vermilion over time.
•	We also value new perspectives as demonstrated by our tenure record. 67% of Director nominees have a tenure less than five years.
•	Our tenure profile balances experience, diversity and the effectiveness of our Board renewal practice.

Other Public Company Directorships

Director	Other Public Company Directorships
Donadeo	None
Michaleski	Essential Energy Services
Kleckner	None
Knickel	Hudbay Minerals Inc.
Larke	Headwater Exploration Inc. Topaz Energy Corp.
Marchant	Cub Energy Inc. TransGlobe Energy Corporation Valeura Energy
Roby	California Resources Corporation
Sharma	Finning International Inc.
Steele	None

There are no Board interlocks among the 2022 Director nominees.

The Board’s approach to Board interlocks is aligned to CCGG principles limiting the number of the same public companies that Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.

No Director nominee is, at the date of the Circular, or has been within 10 years before the date of the Circular, a Director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ms. Knickel who was, from 2015 to 2020, a Board member of Whiting Petroleum Corporation which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

In addition, as of the date of the Circular, no Director or proposed Director of the Company has, within the 10 years before the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or (ii) had penalties or sanctions imposed on them by a court or regulatory authority.

Vermilion Energy Inc. ■ Page 41 ■ 2022 Management Proxy Circular

Board Assessments

The GHR Committee ensures that each member of the Board and the committees are assessed annually in light of their relevant terms of reference. The assessments are done by way of a questionnaire process conducted by external legal counsel.

To review the Board composition and to update the Board skills matrix annually, we complete a number of different evaluations:

•	Directors complete a questionnaire rating the effectiveness of the Board and each committee on which they serve;
•	Directors complete an individual survey rating their own effectiveness; and
•	Directors complete a confidential peer assessment evaluating the contributions of their peers in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the GHR Committee and the Board, which decide whether any changes are needed to the Board’s processes, composition or committee structure. The skills matrix is updated based on completed questionnaires. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2021 indicated that all individuals and groups were effectively fulfilling their responsibilities.

Vermilion Energy Inc. ■ Page 42 ■ 2022 Management Proxy Circular

Skills and Experience

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual Director self-assessments, including with respect to sustainability skills and experience. The results are then evaluated for individual Directors and for the Board as a whole. The skills matrix helps us identify gaps in skills and is used when we search for new Directors.

The GHR Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and skills to ensure the Board is performing well. The Board completed a discussion on the results with the objective of continuously improving Board effectiveness. We also maintain a Sustainability Skills Matrix for the Board, which can be found in our Sustainability Report (sustainability.vermilionenergy.com).

Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas, which were updated to reflect additional sustainability-specific areas, including climate-related issues. The matrix below illustrates the skill set of our Board based on:

✓ senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and

✓ some familiarity and specific experience.

Skills and Experience Description	Donadeo	Kleckner	Knickel	Larke	Marchant	Michaleski	Roby	Sharma	Steele
Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Heath, Safety and Environment – General experience with, or executive responsibility for, or knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors) that provides a good understanding of the requirements of good corporate governance.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Ability to critically read and analyze financial statements.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources and Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability (ESG) – Management or executive experience with, or knowledge of, risks and opportunities related to a broad range of environment impacts, including climate-related issues such as emissions reduction, regulatory frameworks and renewable energy, and social impacts such as human rights, labour rights, community development and investment, and overall stakeholder engagement and communications.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	✓	✓	✓	✓	✓	✓	✓	✓	✓

Vermilion Energy Inc. ■ Page 43 ■ 2022 Management Proxy Circular

Continuing Education

We keep our Directors up-to-date in several ways:

•	we present reports at the quarterly Board meetings that provide Directors with information on matters that may impact our organization, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;
•	quarterly reporting is supplemented by special issues updates and/or guest speakers as they may arise; and
•	Directors participate in site visits to see our operations first hand from time-to-time.

2021 Continuing Education

Directors are encouraged to attend, enroll or participate in relevant courses and/or seminars. Directors are responsible for ensuring that they maintain the skills and knowledge necessary to meet their obligations to the Company. Individual Directors attend seminars and presentations and read publications from public accounting firms, law firms, oil and gas research analysts, governance entities and various chapters of the Institute of Corporate Directors. During 2021, the Board’s continuing education included the following:

•	quarterly reports on operational and financial performance, accounting, technology and innovation, marketing, business development, sustainability and ESG influences in investment markets and the energy transition, human resources and corporate governance best practices and policy updates;
•	guest speakers and external advisors to provide additional external perspective;
•	thought leadership papers on ESG topics such as oversight frameworks for Boards, decarbonization pathways for oil and gas companies, and managing the energy transition, from expert sources such as McKinsey, State Street and Kimmeridge Energy; and
•	educational programs, presentations and events as outlined in the following table.

Topic	Presented / Hosted By	Date	Attended / Presented By
2021 Oil & Gas Outlook	PwC	June	Ms. Carin Knickel
Accelerating the Net Zero Transition: Can CCUS Support Keep Pace?	Energy Week 2021, University of Alberta / University of Texas at Austin / Tecnologico de Monterrey	September	Dr. Timothy Marchant
Anticipating the Future	Bennett Jones World Cup Business Forum	November	Ms. Manjit Sharma
Canada, Climate and International Trade Post-COP 26	The Canadian Club	November	Ms. Manjit Sharma
Canada's Successful Path to 2050	Petronas International Energy Series, University of Calgary	January	Dr. Timothy Marchant
Carbon Capture & Storage	Society of Petroleum Engineers	May	Mr. Stephen Larke
Considerations for Proxy Season & Preparing for Annual Meeting	Latham & Watkins	January	Ms. Carin Knickel
Corporate Culture in Practice	Latham & Watkins	October	Ms. Carin Knickel
Corporate Directors Designation	Rotman Directors Education Program (DEP)	October	Ms. Manjit Sharma
Corporate Governance Outlook: Top Issues for 2021	KPMG	January	Ms. Carin Knickel
Corporate Governance, Shareholder Activism and Hostile M&A	Norton Rose Fulbright	February	Dr. Timothy Marchant
Cyber Resiliency	Financial Executives International Canada	June	Ms. Manjit Sharma
Decisive Decade for Climate Change	Economist	September	Mr. Larry Macdonald

Vermilion Energy Inc. ■ Page 44 ■ 2022 Management Proxy Circular

Topic	Presented / Hosted By	Date	Attended / Presented By
Designing & Administering Executive & Director Compensation in Challenging Environment	Latham & Watkins	February	Ms. Carin Knickel
Ecosystems - Functions/Impacts	University of Calgary	Q3	Mr. Stephen Larke
Elevating Board Performance - Refreshment and Succession Planning	Institute of Corporate Directors	May	Ms. Carin Knickel
Employee Stock Options	Hugessen Consulting Inc	June	Ms. Carin Knickel
Environmental Management	University of Calgary	Q3	Mr. Stephen Larke
Environmental, Social and Governance Update	Hugessen Consulting Inc	June	Ms. Carin Knickel
ESG Meets Energy	Financial Times UK	May	Dr. Timothy Marchant
ESG Strategy - Approaches for Business Leaders	The Globe and Mail	May	Dr. Timothy Marchant
Ethics & Cybersecurity Training	Accenture	January, May, November	Mr. William Roby
Executing ESG Priorities	Torys LLP	April	Dr. Timothy Marchant
Financing the Energy Transition	BMO	May	Dr. Timothy Marchant
Future of FOOD	Economist	October	Mr. Larry Macdonald
How Great Companies Deliver Both Purpose and Profit	Torys LLP	February	Dr. Timothy Marchant
Innovating for Social Equity: The Responsibility of Business Community	University of Chicago Rustady Center	February	Ms. Carin Knickel
Insurance	Gallagher Energy Risk Services	April	Mr. Lorenzo Donadeo
Ireland-Canada Business Summit 2021	Ireland Canada Business Association	May	Dr. Timothy Marchant
Managing ESG Disputes	Torys LLP	March	Dr. Timothy Marchant
Pension Governance	Willis Towers Watson	March	Ms. Manjit Sharma
Reshaping Energy Value Proposition	Peters & Co.	June	Mr. Stephen Larke
Resource Sector of the Future	Alberta Chamber of Resources	February	Dr. Timothy Marchant
Strategic Insights of C-suite Leaders on Operationalizing ESG - Roadmap for Success	McCarthy Tetrault	November	Ms. Manjit Sharma
Sustainability Linked Financing	TD Securities	August	Mr. Lorenzo Donadeo
Sustainable Finance	Cambridge University	Q2	Mr. Stephen Larke
Sustainable Finance and ESG	MNP and The Globe and Mail	March	Dr. Timothy Marchant
Technology Trends	Deloitte	March	Mr. Lorenzo Donadeo
The Untold Story of Cyberweapons Market	Chartered Professional Accountants of Ontario	March	Ms. Manjit Sharma
Virtual Short Course - Board Oversight of Corporate Culture	Institute of Corporate Directors	March	Ms. Carin Knickel
Women Leading the World Through the Pandemic	Institute of Corporate Directors	March	Ms. Manjit Sharma

Vermilion Energy Inc. ■ Page 45 ■ 2022 Management Proxy Circular

Director Orientation

Whenever a new Director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new Director prior to his/her first full Board meeting:

•	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of Directors, the role of the Board and its committees, and the expected contributions of individual Directors;
•	providing a review of our industry sector, including analysts’ perspectives and reports on Vermilion;
•	inviting the new Director to attend a full set of meetings for all of the committees;
•	arranging meetings and discussions with the President and each of the executives to review our current operations;
•	holding a face-to-face meeting with the Executive Chairman and/or Lead Director to review and answer questions about the terms of reference for Board members, which includes the Code of Business Conduct and Ethics, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of Directors of publicly listed companies; and
•	once a new Director is appointed to one or more committees, the Director meets with the Chair of each relevant committee to review its terms of reference and responsibilities.

Independence and Board Committees

The Board of Directors is responsible for determining whether or not each Director is independent. In connection with our NYSE listing, Vermilion adopted categorical Director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having Directors complete questionnaires annually, the Board of Directors is able to review its Directors against these standards, considering all relevant facts and circumstances, and is able to determine if Directors and committee members meet these requirements.

The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of GHR Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the GHR Committee.

Vermilion's Board has never had an Executive Committee – a small committee of Directors that can make decisions without the rest of the Board.

Expectations of Board Members

Each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each Director will:

•	attend each meeting and prepare for these meetings by reading the reports and background materials provided;
•	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
•	assist in external communications at the request of management of Vermilion;
•	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no Director may serve on the Board of any other energy company if that company operates within the Company’s core areas including conventional and unconventional production;
•	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in Director orientation and continuing education opportunities;
•	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
•	participate on committees and become knowledgeable about each committee’s purpose.

Vermilion Energy Inc. ■ Page 46 ■ 2022 Management Proxy Circular

Meeting Attendance

In 2021, the average Board and committee attendance rate was 99%.

To increase their knowledge of each committee’s purpose, Directors are invited to attend committee meetings (of which they are not members) on a voluntary basis. In 2021, the majority of Directors voluntarily attended all committee meetings.

The table below includes only the mandatory meeting attendance.

Director	Year Appointed	Committees					Board[1]	Committees						Totals
		AC	GHR	HSE	IR	SC		AC	GHR	HSE	IR	SC
Donadeo	1994						8/8						8/8	(100%)
Macdonald[2]	2002	✓		✓	✓		8/8	4/4	3/4	4/4	1/1		20/21	(95%)
Kleckner[3]	2021			✓	✓		2/2			1/1	1/1		4/4	(100%)
Knickel	2018		Chair	✓		✓	8/8		6/6	4/4		4/4	22/22	(100%)
Larke[4]	2017	✓	✓			✓	8/8	4/4	6/6			4/4	22/22	(100%)
Leiker[5]	2012						3/3				3/3		6/6	(100%)
Marchant	2010			Chair	✓	Chair	8/8			4/4	4/4	4/4	20/20	(100%)
Michaleski	2016	Chair	✓				8/8	4/4	6/6				18/18	(100%)
Roby	2017			✓	Chair	✓	8/8			4/4	4/4	4/4	20/20	(100%)
Sharma[6]	2021	✓		✓			4/4	2/2		2/2			8/8	(100%)
Steele[6]	2021		✓			✓	4/4		3/3			2/2	9/9	(100%)
Williams[7]	2015						5/6	3/3	4/4				12/13	(92%)
Aggregate							99%	100%	97%	100%	100%	100%		99%
Notes:
1.	Includes regular Board, strategy and annual shareholder meetings.
2.	Mr. Macdonald is not standing for re-election to Vermilion's Board of Directors in 2022.
3.	Mr. Kleckner was appointed to the Board on October 18, 2021.
4.	Mr. Larke was appointed Chair of the Sustainability Committee effective January 1, 2022.
5.	Mr. Leiker did not stand for re-election to Vermilion's Board of Directors in 2021.
6.	Ms. Sharma and Ms. Steele were appointed to the Board on July 19, 2021.
7.	Ms. Williams retired from the Board on August 30, 2021.

Vermilion Energy Inc. ■ Page 47 ■ 2022 Management Proxy Circular

Sessions Without Management

In-camera sessions, without management present, are held at every regularly scheduled Board and committee meeting. The Lead Director and committee Chairs preside over these sessions and inform management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2021 had in-camera sessions without management present.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting
Sustainability	Every meeting

Retirement Guideline

In 2021, the retirement guideline for Directors was amended to increase the retirement age to 75 from 70. After the age of 75, a Director may not stand for re-election unless the Board determines that an extension of the Director’s term of service is warranted.

Terms of Reference

Terms of Reference for the positions described below are reviewed by the GHR Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted terms of reference for the Board that set out all of its responsibilities and duties. The Board terms of reference are included in the Schedule “A”.

Individual Directors

The Board has also adopted terms of reference for the Directors that set out the expectations for individual Directors, including expectations regarding integrity, engagement with management, Board members and the President, meeting preparation and attendance, understanding of the industry and conflict of interest.

Executive Chairman

The terms of reference for the Executive Chairman address working with management and managing the Board, including meeting processes and the roles and responsibilities of the Directors.

Lead Director

Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

The terms of reference for the Lead Director address working in an advisory capacity to the Executive Chairman. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Executive Chairman in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management.

The Lead Director position was established when the Chair of the Board became a non-independent Director (March 1, 2016). We will continue to have a Lead Director position until September 1, 2022, at which time Mr. Michaleski will become the independent Chair of the Board.

Committee Chair

The duties and responsibilities of the Chair of each Board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

President

The terms of reference for the President detail this position's duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focus is on leadership, vision and successful implementation of our strategy.

Vermilion Energy Inc. ■ Page 48 ■ 2022 Management Proxy Circular

Code of Business Conduct and Ethics

We expect all of our Directors, officers and employees to act with honesty and integrity. Our Code of Business Conduct and Ethics (“Code”) outlines a framework of guiding principles that cover:

•          anti-corruption, sanctions and anti-money laundering provisions;

•	avoiding conflicts of interest;
•	complying with law;
•	outside business interests and conflict of interest;
•	corporate disclosure;
•	confidential information;
•	culture of ethical business conduct;
•	securities trading;
•	anti-hedging policy;
•	clawback policy;
•	appropriate entertainment, gifts and favours;
•	fair dealing;
•	human rights;
•	workplace conduct and safety;
•	responsibility for the environment and conflict of interest;
•	anti-bribery and anti-corruption provisions;
•	responsibility for upholding the Code;
•	reporting violations of the Code; and
•	how to seek clarification.

The GHR Committee monitors compliance with the Code, ensuring visibility of the Code and expectations, and annual sign-off. Each Director, officer, employee and contractor must review and sign-off on the Code annually to confirm they understand the Code and have complied with it. In 2021, the Code was amended to update executive titles as a result of the leadership changes. The Code of Business Conduct and Ethics and the GHR Committee terms of reference can be found on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”) and are also available on SEDAR at www.sedar.com.

We are not aware of any violations of the Code during 2021 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board oversees the Whistleblower Policy that allows employees and other stakeholders to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources, discrimination or harassment. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and external website, and employees and other stakeholders may report through the mail or via an internet website that will send an anonymous email directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is our external legal counsel and not an employee of Vermilion.

The Whistleblower Policy is available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Material Interests

In addition, in order to ensure independent judgement in considering transactions and agreements in which a Director or officer of Vermilion has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent Directors.

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction.

During 2021 and to the date of this Circular, there were no material transactions or proposed material transactions in which a Director or officer of Vermilion had a material interest in any Company transaction.

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Risk Oversight

The Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks, and regularly reports to the Board.

The Sustainability Committee also plays a significant role in reviewing emerging risks and opportunities associated with sustainability issues relative to Vermilion’s business strategy. See page 51 for a detailed review of sustainability- and climate-related governance.

Further, the committees of the Board receive regular reports from management at each meeting on the risk areas the committees oversee, and in turn report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews plans for our future business and our overall risk profile and risk management systems, and identifies areas for improvement based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 68 for a detailed review of our compensation design consistent with Vermilion’s approach to risk.

The Audit Committee oversees cybersecurity risk. Vermilion manages cybersecurity risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks, including:

•	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
•	Regularly conducted comprehensive third-party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured to reduce security risks arising from outdated or misconfigured systems and software.
•	Disaster recovery planning and ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.
•	Incident response processes to isolate and control potential attacks, and data backup and recovery processes to minimize risk of data loss and resulting disruption of business.

We test our security by engaging outside firms to test our firewalls, and we also perform live cyber exercises with the feedback provided to the business on results. We address compliance by having employees annually acknowledge the Code of Business Conduct and Ethics, which contains information related to information technology responsibility and obligations.

Our Audit Committee receives reports on information technology related matters from our Vice President and Chief Financial Officer, including on the status of projects to strengthen the Company’s security systems and improve cyber readiness, as well as on existing and emerging threat landscapes.

Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts. In early 2021, our Board received an external update on emerging technologies and how they could be relevant to Vermilion.

Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cybersecurity event of a material nature.

Independent Advice / Analysis

The Board may retain independent financial, legal, executive compensation and other advisors at Vermilion’s expense whenever they decide they need independent advice or analysis.

Board Committees

Our standing committees are:

•	Audit;
•	Governance and Human Resources;
•	Health, Safety and Environment;
•	Independent Reserves; and
•	Sustainability.

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Sustainability and Climate-Related Governance

As a responsible energy producer, Vermilion believes that we can best deliver long-term value by operating in an economically, environmentally and socially sustainable manner that recognizes the importance of all our stakeholders. We believe that integrating sustainability principles into our business increases shareholder returns, enhances development opportunities, reduces long-term risks, and supports the wellbeing of key stakeholders including the communities in which we operate.

Vermilion has established a leadership position in sustainability performance and disclosure, launching our first CDP Climate submission and our first Sustainability Report encompassing ESG impacts in 2014, with data to 2012, aligned with the Global Reporting Initiative (GRI). We have since aligned our sustainability reporting with additional recommendations from the Task Force on Climate-related Financial Disclosure (TCFD), the Value Reporting Foundation (VRF) including the Sustainability Accounting Standards Board (SASB), and the International Sustainability Standards Board (ISSB). Of note this year, we have maintained our discussion of Governance in this Circular and moved the discussion of Strategy, Risk Management, and Metrics and Targets to our Annual Report. This recognizes the importance of climate-specific disclosure while reflecting its intersectionality with other environment-related risks and opportunities, social factors such as safety and community engagement, and governance-related matters.

Board Oversight

Integrated Sustainability is one of six strategic objectives that link together in our long-range business plan (as referenced at sustainability.vermilionenergy.com, under “About Vermilion” and “Our Approach to Business”). The Board therefore has responsibility for overseeing Vermilion’s sustainability- and climate-related strategy and performance, including direction, goals and targets, with Board committees providing additional sustainability-related expertise in their areas of focus:

•	Audit: risk management and internal control systems;
•	Governance and Human Resources: corporate governance and performance, including ethics; and People practices, including diversity, succession and development;
•	Health, Safety and Environment (“HSE”): occupational, process and asset safety; environmental stewardship; risk management; and HSE-related sustainability initiatives;
•	Independent Reserves: reserves and production; and
•	Sustainability: energy transition, including emission reduction targets; and social impacts, including human rights, community investment, and government and other stakeholder relations.

The Board and Sustainability Committee receive briefings and performance reports quarterly that include ESG performance, sustainability activities, updates from business unit leaders, environmental and social trends, and strategic community investment activities. These are augmented with continuing education from third parties in fields such as climate change and the energy sector, the energy transition, and ESG factors in institutional investment. The Sustainability Committee provides oversight for the long-range sustainability strategy, its implementation, progress including key performance indicators, and methods of communicating sustainability policies and performance. The committee also identifies and reviews emerging risks and opportunities associated with sustainability issues, and their integration into Vermilion’s enterprise risk management framework and policies.

The committee Chair reports to the Board on the committee’s work; in addition, reflecting the holistic way in which sustainability issues impact the Company, most members of the Board attend Sustainability Committee meetings. Thus, sustainability- and climate-related information is considered when the Board oversees major decisions, such as long-range planning, budget and capital allocation, and mergers, acquisitions and divestments. In 2021, for example, the Board used the results of Vermilion’s climate-related scenario analysis to inform its guidance and approval of our emission reduction targets.

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Management Role

Organizational responsibility for sustainability- and climate-related issues flows from the Board to our Executive Committee. This comprises the President, Executive Chairman, Vice President and Chief Financial Officer, Vice President, Business Development, Vice President, International and HSE, Vice President, North America, and Vice President, European Operations.

The President has direct responsibility for sustainability, including climate-related risks. Our Vice President, Sustainability reports to the President, and is responsible for developing sustainability strategy and reporting, including identifying, assessing and overseeing management of sustainability- and climate-related issues, working in partnership with corporate teams and business units to ensure the Company’s approach reflects the goals within our long-range business plan. The Vice President, Sustainability also provides updates to and receives guidance from the Board and the Sustainability Committee at least quarterly, and the Executive Committee monthly, on strategy, issues, performance and reporting.

The corporate sustainability team provides a centre of excellence approach, advising the business on all aspects of sustainability, including environmental, climate and social issues, based on extensive research and inputs from the business. The team is also responsible for external sustainability reporting, based on data from our HSE, People and financial information systems.

Our Vice President, North America and our Vice President, International and HSE lead the operationalization of sustainability, with business unit leaders responsible for strategy and activities, including managing climate-related risks and opportunities, with the support of sustainability leads in each business unit. The sustainability leads, along with the corporate sustainability team, meet quarterly to discuss related issues, trends and learnings. In addition, various departments within the Company report sustainability- and climate-related priorities and progress as frequently as weekly to management, and quarterly to the full Board or Board committees, on issues such as governance and ethics, HSE targets and performance, risk management, regulatory changes, and public and government relations.

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Board and Committee Highlights

Board

•	Outside of special meetings, Board members meet a minimum of four times per year. Expectations around attendance and conflict of interest are addressed in the Board Terms of Reference and Guidelines, and our Code of Business Conduct and Ethics, copies of which are available on SEDAR at www.sedar.com and on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).
•	There were eight Board meetings in 2021.

Audit

•	Audit fees were 95% of the total fees Vermilion paid to the independent auditors in 2021.
•	The Audit Committee recommends the reappointment of Deloitte LLP as auditors.
•	There were four committee meetings in 2021.
•	The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Governance and Human Resources

•	The GHR Committee assists the Board to review and develop executive and Director compensation, governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and ongoing development of Directors.
•	This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and senior management.
•	There were six committee meetings in 2021.

Health, Safety and Environment

•	The Health, Safety and Environment Committee receives regular reports on the audits of our health, safety and environment systems completed throughout the year.
•	There were four committee meetings in 2021.

Independent Reserves

•	The Independent Reserves Committee annually reviews and recommends our reserves and related oil and gas disclosures to the Board.
•	There were four committee meetings in 2021.

Sustainability

•	The Sustainability Committee provides oversight and advice on our Sustainability Policy, sustainability long-range strategic plan, and associated performance. It incorporates external stakeholder input and encompasses broad environmental, social and governance issues.
•	There were four committee meetings in 2021.
•	Effective January 1, 2022, Mr. Larke was appointed Chair of the Sustainability Committee, replacing Dr. Marchant, who remains a member of the Sustainability Committee.

Independence

•	All members of our committees are independent in accordance with applicable Canadian securities laws and U.S. securities laws applicable to foreign private issuers.

A copy of the terms of reference for our Board and all committees is available on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

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Board of Directors

Left to right – Lorenzo Donadeo, Executive Chairman; Larry Macdonald, Lead Director; James Kleckner Jr.; Carin Knickel and Stephen Larke.

Left to right – Dr. Timothy Marchant; Robert Michaleski; William Roby; Manjit Sharma; Judy Steele and Robert Engbloom, Corporate Secretary.

As assessed in accordance with the Independence Standards, as at March 15, 2022, eight of the nine Board nominees (89%) are independent, with Mr. Donadeo, our Executive Chairman, as the only non-independent Director.

The Board’s primary responsibility is to foster the long-term success of Vermilion for all stakeholders, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage the identified risks.

In 2021, the Board:

•	Ensured there is a strategic planning process in place, and reviewed, discussed and approved the strategy and monitored its implementation.
•	Reviewed and evaluated our business and risk management reports including related party transactions.
•	Reviewed the 10-year sustainability strategy for managing risks and opportunities identified through the Company’s energy transition scenario analysis, encompassing key commitments under each strategy pillar of carbon, conservation and community.
•	Reviewed sustainability-related risks and opportunities, and their integration into our enterprise risk management system.
•	Reviewed Vermilion’s sustainability performance relative to the Company’s peers based on key ESG rating agency scores.
•	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as our external auditor.
•	Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and related management’s discussion and analysis, the Annual Report, this Circular, the Annual Information Form, and our sustainability reporting.
•	Reviewed the Board’s size and composition and concluded it is comprised of an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company while keeping good governance at the forefront.
•	Approved appointment of three new Board Members, Ms. Manjit Sharma, Ms. Judy Steele and Mr. James Kleckner Jr.
•	Assessed Directors’ independence against our Independence Standards.
•	Reviewed annual updates from the Audit committee regarding information security matters.
•	Following the recommendation of the GHR Committee, reviewed and approved:
•	Amendments to the Board Diversity Policy as follows:
•	Broaden definition of ‘Diversity’ to include, but not limited to, skills and experience, gender, age, ethnicity, national origin, sexual orientation, disability, Indigenous people, gender expression/identity, family status or religious beliefs; and
•	Commit to maintain a Board composition in which at least 30% of the Directors are women.
•	The effectiveness of the Board Diversity Policy.
•	The ‘Say on Pay’ advisory vote for the 2021 year.

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•	The 2021 annual compensation and incentive programs, including:
•	Short-term and long-term incentive plan scorecards results; and
•	Employee and executive total compensation.
•	Executive leadership appointments:
•	President, Mr. Dion Hatcher
•	Vice President, North America, Mr. Bryce Kremnica
•	Compensation for the new President and other executives taking into consideration feedback received from shareholders during our shareholder outreach in 2021.
•	The corporate performance peer group for the 2021 performance year, confirming no changes.
•	Effective 2022, the peer group selection criteria changed to 0.25x to 4.0x (from 0.5x to 3.0x) of Vermilion size based on market capitalization, revenue, assets and production. By broadening the peer group selection criteria a sufficient number of peer companies were captured to form a peer group.
•	Based on the revised selection criteria, a peer group of 12 companies for 2022 was formed.
•	Increased focus on succession planning for the President position and other key executive positions across the organization.
•	Annual Board and Committee evaluations, individual Director peer and self-evaluations, and Board evaluations of the Executive Chairman and President.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent Directors to the Boards of our various subsidiaries. Our independence standards are based upon the absence of relationships and interest that could compromise the ability of Directors to exercise judgment with a view to the best interest of the Company.

Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

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Audit Committee

Left to right – Michaleski, Committee Chair; Larke; Macdonald and Sharma.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information provided to shareholders and others, internal control systems established by management and the Board, and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. All members of the Audit Committee are financial experts.

In 2021, the Audit Committee:

•	Recommended, following review of the 2021 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
•	Approved or pre-approved all services provided by the external auditors.
•	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters; and (v) assessing management’s approach to maintaining an effective internal control environment in response to the ongoing need to conduct work remotely due to COVID-19.
•	Met separately with management and the external auditors to discuss the unaudited quarterly and the annual audited consolidated financial statements before recommending that the Board adopt the statements and include them in the Annual Report.
•	Recommended, following review, to the Board for approval the quarterly and annual audited consolidated financial statements and associated management’s discussion and analysis, financial press releases and Annual Information Form.
•	Reviewed and discussed with management and external auditors the reporting by the external auditors of critical audit matters, Public Company Accounting Oversight Board (“PCAOB”) and Canadian Public Accountability Board (“CPAB”) communications, and the adoption of new accounting pronouncements.
•	Considered the key assumptions, estimates and disclosures related to the impairment reversals recorded by the Company during 2021.
•	Reported to the Board on risk assessment and risk management effectiveness.
•	On an ongoing basis, reviewed regulatory developments and held discussions with the external auditors regarding auditor independence and other matters as required under Canadian and U.S. regulations. Deloitte LLP has been the Company’s auditor since 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
•	Received an update on related party transactions.
•	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	2021 ($)	2020 ($)	Change (%)
Audit Fees[1]	$1,530,485	$1,575,000	(3%)
Tax Fees[2]	$80,533	$177,434	(55%)
Total Annual Fees	$1,611,018	$1,752,434	(8%)
Notes:
1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2021 and 2020.
2.	Tax fees consist of fees for tax compliance services.

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Governance and Human Resources Committee

Left to right – Knickel, Committee Chair; Larke; Michaleski and Steele.

The GHR Committee assists the Board to review and develop governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and the ongoing development of Directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and senior management.

All members of the GHR Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with NYSE-Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the requirements for Compensation Committee membership; however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the GHR Committee members are currently serving as private sector executives with energy companies that are competitors of Vermilion. Our terms of reference do not limit the number of current Chief Executive Officers who may sit on the GHR Committee. However, whether a Director was a Chief Executive Officer, particularly of a company in our peer group, would be considered in deciding whether to recommend them for appointment to the GHR Committee.

The members of the GHR Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the GHR Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2021, the Governance and Human Resources Committee:

•	Reviewed the terms of reference for the GHR Committee and the Board.
•	Reviewed Committee structures and procedures to ensure Board independence.
•	Reviewed the analysis of Director and officer questionnaires which assess Director’s and officer's independence, interests in transactions, material contracts and conflicts, litigation and regulatory actions, cease trade orders, experience and expertise of Audit and GHR Committee members.
•	Reviewed the analysis of the Director skills matrix to ensure governance standards were met and the Board was comprised of Directors with diverse skills.
•	Reviewed the annual Board and committee evaluations, individual Director peer and self-evaluations, and Board evaluations of the Executive Chairman and President.
•	Analyzed Vermilion’s corporate governance policies compared to best governance practices and to Vermilion’s peer company governance practices based on their 2021 Management Information Circular disclosure.
•	Reviewed the effectiveness of the Board Diversity Policy considering the Board’s current and long-term composition. Recommended the following amendments:
•	Broaden definition of ‘Diversity’ to include, but not limited to, skills and experience, gender, age, ethnicity, national origin, sexual orientation, disability, Indigenous people, gender expression/identity, family status or religious beliefs; and
•	Commit to maintain a Board composition in which at least 30% of the Directors are women.
•	Reviewed ‘Say-on-Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the shareholder vote in 2021.
•	Assessed corporate performance for 2021 and recommended the same to the Board.
•	Evaluated Vermilion’s compensation and incentive programs for 2021 and recommended that the Board approve the programs.
•	Analyzed and recommended executive compensation for 2021 to the Board.
•	Analyzed and recommended the Board reinstate Board of Director compensation effective July 1, 2021. The 25% retainer reduction was in effect since January 1, 2020.

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•	Completed a year-end review of the 2021 corporate performance peer group confirming no changes to the peer group for 2021.
•	Effective 2022, recommended the Board broaden the peer group selection criteria to 0.25x to 4.0x (from 0.5x to 3.0x) of Vermilion size based on market capitalization, revenue, assets and production. Using the narrower filter of 0.5x to 3.0x resulted in only six companies meeting the criteria. By broadening the peer group selection criteria a sufficient number of peers companies were captured to form a peer group.
•	Based on the revised selection criteria, recommended a peer group of 12 companies for 2022.
•	Reviewed the annual incentive scorecards and recommended the final 2022 STIP scorecard.
•	Recommended to the Board the appointment of three new Board members, Ms. Manjit Sharma, Ms. Judy Steele and Mr. James Kleckner Jr.
•	Recommended succession planning and talent management practices to ensure continued internal candidates for senior leadership and critical positions.
•	Following Mr. Hicks's retirement, recommended the following executive leadership appointments:
•	President, Mr. Dion Hatcher; and
•	Vice President, North America, Mr. Bryce Kremnica
•	Recommended compensation for the President taking into consideration feedback received from shareholders regarding our former President and CEO’s pay quantum with target total compensation for our new President of $2,650,000.
•	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

The GHR Committee reviewed market data available from peer company public disclosure as well as survey information from Mercer (Canada) Ltd (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

The GHR Committee is authorized to use its own outside consultant at its discretion. In 2021, the Board did not retain a consultant.

Compensation Work Plan

The GHR Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. The GHR Committee also ensures it has continuous oversight on governance duties and responsibilities by reviewing new developments in governance practices at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
President performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review President performance.	✓			✓	Review, approve
President compensation (including salary, short and long-term incentives).	Recommend President compensation to the Board for approval in light of performance evaluation.	✓		✓	✓	Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓	✓	Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The GHR Committee is committed to strong governance corporate practices. We value governance policies of shareholder advisory representatives, including ISS, Glass Lewis and the CCGG.

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Health, Safety and Environment Committee

Left to right – Marchant, Committee Chair; Kleckner; Knickel; Macdonald; Roby and Sharma.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.

All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2021, the Health, Safety and Environment Committee:

•	Reported to and advised the Board on matters related to HSE.
•	Made recommendations on HSE policies.
•	Approved and monitored the updated HSE scorecard targets and forecasts that included a balanced approach between prevention activity (leading KPIs and projects) and operational results (lagging KPIs).
•	Reviewed internal communication methods for sharing HSE data and information.
•	Reviewed and monitored the effectiveness of Vermilion’s HSE programs.
•	Approved and monitored the near term objectives of the updated HSE strategic plan.
•	Reviewed significant legislative and regulatory changes related to HSE.
•	Reviewed and monitored HSE-related sustainability initiatives.
•	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
•	Reviewed and determined that major safety events were properly reported, investigated and the learnings incorporated.
•	Met independently with management representatives responsible for HSE at Vermilion.
•	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

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Independent Reserves Committee

Left to right – Roby, Committee Chair; Kleckner; Macdonald and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2021, the Independent Reserves Committee:

•	Communicated regularly with management to ensure that Vermilion's reserves evaluations and reports were properly conducted.
•	Monitored Vermilion’s projected annual reserves.
•	Met separately with management and the independent engineering firm evaluating reserves to discuss the evaluation prior to the recommendation to the Board.
•	Recommended Vermilion’s reserves evaluations and disclosure of reserves to the Board.
•	Considered and discussed with management the finding, development and acquisition costs for reserve additions.
•	Received and discussed the reserves reports and the corporate summary of reserves and future cash flows with management and the independent engineering firm.
•	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
•	Completed a reserves due diligence questionnaire.
•	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
•	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

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Sustainability Committee

Left to right – Dr. Marchant, Committee Chair; Knickel; Larke; Roby; and Steele.

The Sustainability Committee assists the Board with oversight of Vermilion’s approach to sustainability, including the Sustainability Policy, long-range strategy, performance, and methods of communicating sustainability policies and performance. The committee also identifies and reviews emerging sustainability-related risks and opportunities. These incorporate the energy transition – including elements like emissions reduction and existing or innovative technologies – alongside social impacts such as human rights, community investment, and government and other stakeholder relations. These are integrated into Vermilion’s enterprise risk management framework and ultimately tie to executive compensation. In addition, committee members attend HSE and GHR Committee meetings to further support sustainability-related matters such as safety and diversity and inclusion.

In 2021, the Sustainability Committee:

•	Assessed Vermilion’s progress against its long-range strategic plan for sustainability, including approving the 10-year strategy for managing risks and opportunities identified through the Company’s energy transition scenario analysis, encompassing key commitments under each strategy pillar of carbon, conservation and community.
•	Monitored Vermilion’s performance via internal reporting and results from third-party ESG rating agencies, including CDP Climate and Water, S&P Global, Sustainalytics, MSCI, ISS and Vigeo-Eiris, in relation to the Company’s ESG-related risks and peer performance. Results for CDP Climate, S&P Global and Sustainalytics contribute to employee and executive long-term compensation, as referenced on page 77 of this report.
•	Analyzed Vermilion’s sustainability-related risks, correlated to those identified as material for our industry by the TCFD and SASB, along with emerging issues, and investor and financial sector ESG trending, and approved the related management approach as referenced on page 31 of the 2021 Annual Report’s Management’s Discussion and Analysis.
•	Examined the carbon emissions profile of the Company, along with global carbon pricing regulatory changes, emissions intensity benchmarking, and peer comparisons, to ensure related risks and opportunities are identified and realized.
•	Approved the Company’s emission reduction targets, including the long-term aspirational goal of Net-Zero by 2050 for Scope 1 and 2 emissions, and the short-term target to reduce Scope 1 intensity by 15% - 20% by 2025.
•	Reviewed the Company’s total freshwater use and intensity, and peer comparisons, and established a baseline for further analysis of risks and opportunities for improvement.
•	Reviewed with management the Company’s sustainability-related projects at the corporate and business unit level, and their contributions to the overall strategy, including:
•	Existing and innovative technology;
•	The execution of a significant business unit Biodiversity Action Plan; and
•	Vermilion’s certifications under third-party agencies such as Equitable Origin.
•	Reviewed for relevancy and transparency Company position statements on key issues including the energy transition, water use, advocacy and community relations.
•	Ensured that sustainability reporting content is appropriately located in the Company’s publications, linked to SASB material disclosures, and reviewed as applicable by management, the Sustainability Committee and the Board. Vermilion’s Sustainability Report can be viewed at sustainability.vermilionenergy.com.
•	Reviewed results from Vermilion’s strategic community investment program, including the global emergency responder and environmental stewardship programs, to ensure the creation of shared value.
•	Determined that the committee’s Terms of Reference remained fit-for-purpose.
•	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

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Engaging Stakeholders

The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s Disclosure Policy. To that end, our Board, executives and investor relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year, through:

•	both formal and informal meetings with investors across North America, Europe and Asia;
•	participation in industry-based institutional and retail conferences and expositions;
•	hosting periodic conference calls for the investment community with open question and answer sessions that are accessible both by phone or via webcast;
•	our regulatory filings and the issuance of news releases;
•	maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (vermilionenergy.com);
•	participating in 22 conferences in 2021 in addition to maintaining open lines of communication with our retail shareholders via our Investor Relations hotline and inbox;
•	providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;
•	holding an annual shareholder meeting, during which shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting;
•	providing an online sustainability report, including performance metrics and management approaches to sustainability-related matters, at

sustainability.vermilionenergy.com; and

•	providing avenues to communicate directly with the Board or any member, as set out on the next page.

In 2021, in addition to the ongoing quarterly and annual shareholder engagements listed above, we engaged with ISS and Glass Lewis to better understand their policies and guidelines.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:

•	the safety and health of our staff and those involved directly or indirectly in our operations;
•	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations “Rio Declaration on Environment and Development” by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
•	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of employees, contractors, partners and suppliers.

This reflects the guidance we take from the SDGs.

THE GLOBAL GOALS
For Sustainable Development

1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
THE GLOBAL GOALS
For Sustainable Development

Vermilion Energy Inc. ■ Page 62 ■ 2022 Management Proxy Circular

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

-	Vermilion Energy Inc. 3500, 520 - 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

*	board@vermilionenergy.com

If an interested party wishes to communicate directly with the Executive Chairman, the Lead Director or the Company's independent Directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Executive Chairman, the Lead Director or independent Directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual Directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations, and items that are commercial in nature (e.g. advertising).

Annual Report and Other Documents

We file our Annual Report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and Management’s Discussion and Analysis for the most recently completed fiscal year. A copy of the Annual Report, including our annual financial statements, notes to the financial statements and Management’s Discussion and Analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or vermilionenergy.com.

We also maintain ESG information on our website at sustainabilty.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

-	Vermilion Energy Inc. 3500, 520 - 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri
*	investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 63 ■ 2022 Management Proxy Circular

Letter to Shareholders from the Governance and Human Resources Committee

Dear Fellow Shareholders:

The GHR Committee is pleased to provide you with an overview of the Company's performance in 2021 and a summary of our approach to determining the compensation for our executives. The GHR Committee is conscious that you have entrusted your investment to us, and we are committed to you as shareholders to ensuring the long-term growth and success of Vermilion.

The Compensation and Discussion Analysis that follows provides a detailed description of executive compensation and how it aligns with corporate performance (illustrated for the five prior years on the performance graph on page 67). The objective of executive compensation is to incentivize exceptional performance that will benefit shareholders and executives. To achieve this, we ensure that greater than 80% of executive compensation is variable at-risk pay and is dependent on operating and financial results as measured by Vermilion, including performance compared to our peers.

We continue to focus on aligning pay-for-performance, assessing the Company's performance based on financial, operational, strategic capital allocation, health, safety, environment and sustainability measures, including TSR relative to our peer group. To effectively do that, we annually conduct a review of our peer group to ensure the companies we benchmark our compensation and corporate performance against continue to meet peer group selection criteria. We also review our STIP and LTIP scorecard measures to ensure the scorecards provide a fair basis for evaluation of corporate performance by tying closely with our strategic goals, including quantitative and qualitative factors, and delivery of superior long-term value to our shareholders.

Advisory Vote on Executive Compensation

As previously discussed, in 2021, the 'Say on Pay' advisory vote support was 42%, with eight-year average support of 85%. In response to low shareholder support in 2021, we engaged with our shareholders to discuss concerns raised with respect to 2020 executive compensation decisions. Since 2020, we made several changes to the executive compensation programs. For a discussion of our response to shareholder feedback regarding executive compensation, see pages 17 to 20.

2021 Financial Performance

2021 was transformational for Vermilion. We entered 2021 with an over-leveraged balance sheet at 4 times net debt to trailing funds flow, and our number one financial priority of net debt reduction was re-emphasized. We reduced our net debt by $365 million in 2021 and exited the year with a net debt to trailing funds flow ratio of 1.8 times, less than half of what it was at the start of the year. Fund flows from operations was $920 million in 2021 and net earnings were $1.13 billion. We recently announced the reinstatement of a quarterly dividend in the amount of $0.06 per share, payable on April 18, 2022. Once we reach our net debt target level of $1.2 billion, we will evaluate other options to augment the return of capital to our shareholders. These options may include an increase to our quarterly dividend, a share buyback, a special dividend or a combination thereof.

2021 Pay Decisions

Only two executives, Mr. Glemser and Mr. Hatcher, received a base salary increase to align their base salaries more closely to the median of similar jobs in our peer group. Base salaries for the other executives were kept flat to 2020 levels.

In 2021, Vermilion achieved a corporate performance score of 120.5%, based on strong financial and operational performance and achievements of key strategic goals. The STIP score results in a bonus multiplier of 151.4% of target.

The 2021 LTIP award values were kept flat to 2020 LTIP award values for Messrs. Hicks, Donadeo and Tan. Mr. Glemser and Mr. Hatcher received a higher LTIP award in 2021 compared to 2020. The GHR Committee supported the rationale for the higher LTIP award as it provided compensation for additional work that Mr. Hatcher undertook as he was successfully transitioning to the role of President effective January 1, 2022; and the grant provided to Mr. Glemser was to align his total compensation closer to the median of our peer group. See details on pages 85 and 86.

The Committee also endorsed 2021 performance multipliers of 1.67 for awards granted in 2018 and 1.5 for awards granted in 2019 and 2020 in accordance with the applicable LTIP scorecards (as discussed on page 85).

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly aligned with your interest as shareholders while mitigating compensation-related risk to the Company. As always, we welcome comments and feedback from our shareholders.

Submitted by the members of the

Governance and Human Resources Committee

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Peer Group

A corporate performance peer group is used to measure our three-year TSR quartile ranking as measured in our LTIP scorecard. The same peer group is also used to benchmark compensation for Directors, executives and Canadian employees. To benchmark compensation at the median, for executives and Directors, we use the compensation data as reported in annual management information circulars and for employees, we use industry surveys.

Selection Criteria

The purpose of the selection criteria is to identify energy exploration and production companies that are like us in terms of our business model, size, operations and scope.

To achieve this, the screen begins with: (i) S&P TSX Composite Index; (ii) exploration and production companies; and (iii) apply a size filter of 0.5x to 3.0x of our Company size based on market capitalization, revenue, assets and production. The goal is to seek continuity in peer group where possible, and identify outliers and companies with similar business that may not meet all selection criteria. A year-end review of the peer group is conducted to identity any unusual circumstances that impact qualification for inclusion in, removal from or additions to the peer group.

Using the 2021 selection criteria, the 2021 peer group included a total of 11 companies as approved at the end of 2020.

2021 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	$5,111	302,003	$11,380	$7,975
Baytex Energy Corporation	Calgary	$1,868	80,156	$4,835	$2,206
Crescent Point Energy Corporation	Calgary	$3,207	132,683	$9,171	$3,912
Enerplus Corporation	Calgary	$2,203	114,404	$2,517	$3,255
Frontera Energy Corp.	Toronto	$909	37,381	$3,303	$970
MEG Energy Corp.	Calgary	$4,321	93,733	$7,593	$3,590
Murphy Oil Corporation	Houston	$2,883	167,356	$13,035	$5,073
Parex Resources Inc.	Calgary	$1,325	47,509	$2,257	$2,599
Tourmaline Oil Corp.	Calgary	$5,054	441,115	$15,292	$13,512
Whitecap Resources Inc.	Calgary	$2,526	112,222	$6,878	$4,613
Vermilion	Calgary	$2,080	85,408	$5,905	$2,580
Average (excluding Vermilion)	–	$2,941	152,856	$7,626	$4,771
Median (excluding Vermilion)	–	$2,705	113,313	$7,236	$3,751
Vermilion’s position (out of 11)[5]	–	8	8	7	9
Vermilion Percentile	–	30	30	40	20

Notes:

1.	Figures reflect 2021 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Enerplus Corporation, Frontera Energy Corp., Murphy Oil Corporation and Parex Resources Inc. report in U.S. dollars. Figures displayed in Canadian dollars from Bloomberg as at March 10, 2022.
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2021.
5.	Position order is from largest to smallest.

Changes Effective January 1, 2022

Following a year-end review of our peer group, the Board approved a change to the selection criteria, to broaden the size filter to 0.25x to 4.0x from 0.5x to 3.0x. This change was required because only six companies met the peer group selection criteria. The resulting peer group for 2022 includes 12 companies, including Vermilion (ARC Resources Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Crescent Point Energy Corp., Enerplus, MEG Energy Corp, Murphy Oil, Paramount Resources, Parex Resources Inc., Peyto Exploration & Development Corp., and Whitecap Resources Inc.).

As at March 15, 2022, Vermilion's percentile positioning relative to the new peer group ranges from 36th to 55th percentile as follows:

•	Revenue: 45th percentile
•	Production: 36th percentile
•	Assets: 55th percentile
•	Market Capitalization: 55th percentile

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Annualized Total Shareholder Return1

Vermilion generated a total shareholder return of 179.9% for the year ending December 31, 2021 compared to a peer group average (excluding Vermilion) of 153.2%, and a cumulative total return of -33.1% over the last three years and -56.6% over the last five years compared to our peer group average of 47.4% and -19.8%, respectively.

	1-Year	3-Year	5-Year
Vermilion Energy	179.9%	-33.1%	-56.6%
Peers' Average TSR[1,2]	153.2%	47.4%	-19.8%

Notes:

1.	Cumulative total return for period ended December 31, 2021.
2.	Seven Generations TSR as of delisting April 7, 2021.

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Performance Graph

The graph below compares the performance of Vermilion over the five-year period ending December 31, 2021 to our peer group and to the S&P/TSX Oil and Gas Exploration & Production Index, each starting with an investment of $100 at the end of 2016, excluding reinvestment of dividends. Total NEO compensation for 2021 is essentially unchanged from 2018, with the exception of the 2020 year. In 2020, total compensation was higher as a result of leadership changes that took place. Excluding the payments resulting from the leadership changes, total annual compensation was $9.1 million, which is consistent with NEO compensation for the last five years. The trend in average total NEO granted and realizable compensation is strongly aligned with the shareholder experience, primarily due to the significant portion of variable-based compensation delivered through short and long-term incentives. See “Compensation Discussion and Analysis Overview” section for further details.

Total Return	2017	2018	2019	2020	2021
Total NEO Compensation[1,2] ($MM)	$9.8	$11.1	$9.9	$24.8	$11.1
Vermilion Energy	$86	$58	$48	$13	$38
Peer Group Average[3]	$73	$56	$60	$39	$83
S&P/TSX Oil and Gas E&P Index	$86	$57	$63	$47	$90

Total Return	2017	2018	2019	2020	2021
Vermilion Energy	-14.6%	-31.1%	-16.6%	-70.5%	179.9%
Peer Group Average[3]	-26.8%	-24.2%	5.9%	-35.2%	153.2%
S&P/TSX Oil and Gas E&P Index	-13.6%	-33.8%	9.9%	-25.3%	91.6%
Notes:
1.	2020 total NEO compensation includes all compensation paid to NEOs, the full new-hire grant for Mr. Hicks and Mr. Donadeo, and severance payments for terminated executives, Mr. Marino and Mr. Kaluza. Total annual compensation excluding severance payments for terminated executives and including the value of the annual grant (not the full new-hire grant) for the incoming executives was $9.1 million.
2.	NEOs include the President.
3.	Peer group excludes Vermilion.

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Compensation Discussion and Analysis Overview

This section summarizes our compensation strategy and objectives and ties them to our compensation program and design. We describe in detail the annual compensation process, including who is involved in the process and a summary of each compensation element. We disclose our corporate performance scorecard measures, rationale for selecting the measures, and the overall results. The corporate performance scorecards are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus and share awards). As our compensation is benchmarked to a peer group, in the “Peer Group” section we provide detailed information on the peer group selection criteria and any changes for the upcoming year.

Compensation Philosophy

Our compensation philosophy and compensation program objectives are the same for all employees, including executives, and are aligned with shareholders’ interests.

The key principles that guide the Company's overall compensation philosophy:

•	attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company's success;
•	align employee interests with the Company’s business and strategic objectives;
•	focus employees on the key business factors that will drive shareholder value;
•	align compensation with Vermilion’s corporate strategy and financial interests as well as the long-term interests of Vermilion shareholders; and
•	set compensation that is fair and reasonable to shareholders with reference to the local market and similar positions in comparable companies, aligning compensation programs with our strategy to ensure prudent risk taking.

Our compensation program has been designed to ensure reasonable objectives are incorporated to encourage long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.

Executives are motivated to maximize shareholder value through the significant portion of their compensation that is variable and paid only when individual and business outcomes (including financial performance objectives) are met (see page 80 for details of our total compensation mix for NEOs).

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Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion provides consistency in compensation decisions by conducting a similar evaluation process each year, while also considering current market conditions for employee and executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected and were within the approved security-based compensation plan limits; see summary on page 24) to ensure we understand the possible and actual impacts of our compensation decisions.

Ultimate accountability for compensation decisions rests with the Board.

Management, the President, the GHR Committee and our Board all have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes link to corporate performance.

Board of Directors' Approval

Board of Directors

Ultimate accountability for the approval of all major compensation programs and payouts for President, executives and employees according to compensation philosophy, while managing compensation risk. Also approves corporate performance relative to peer organizations and market performance.

Governance and Human Resources Committee's Review

Governance and Human Resources Committee

Assists with the Board's accountability to provide final approval on all major compensation programs and policies for President, executives and all employees, reviews compensation risk factors and corporate performance, and puts forward recommendations. The GHR Committee may engage a consultant to assist with the compensation program review and recommendations.

President's review of executive and employee compensation recommendations.

Management's Proposal

Management's Annual Market Review and Analysis

Recommends President and executive compensation payouts directly to the GHR Committee, based on compensation program design, which includes market data such as peer proxy review and compensation consulting data from sources such as Mercer and Equilar. Ensures compensation program and pay mix elements are stress-tested and back-tested.

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Management’s analysis to support executive compensation recommendations includes:

•	compensation market information relating to our peer group and the oil and gas industry in local markets;
•	Vermilion’s performance and position against our peers;
•	suggestions from governance-minded organizations, such as the CCGG, ISS and Glass Lewis;
•	individual performance against stated objectives;
•	potential market conditions;
•	compensation trends and practices;
•	executive pay relative to TSR;
•	corporate performance scorecards (STIP and LTIP scorecards), which are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives;
•	shareholder feedback; and
•	other corporate targets such as production.

The GHR Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, short-term incentive, long-term incentive and total compensation for each executive. To ensure understanding of executive and employee actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios, stress-testing compensation ensures that the GHR Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with management, the GHR Committee makes recommendations to the Board on compensation for executives and the overall compensation program for employees. The GHR Committee may, when it feels it is necessary, obtain advice from an outside consultant. In 2021, the GHR Committee obtained survey data to benchmark executive and Director compensation from Equilar and Mercer.

Total fees paid to Mercer and Willis Towers Watson in 2021 were $53,977.

Compensation Consultant Fees	2021 ($)	2020 ($)
Executive compensation-related fees[1,2]	$42,677	$32,518
All other fees[3]	$11,300	$21,075
Total	$53,977	$53,593

Notes:

1.	Fees relating to compensation design (Willis Towers Watson).
2.	2021 fees were for services provided in 2020.
3.	Fees relating to compensation-related surveys (Mercer in 2021; and Mercer and Equilar in 2020).

The Board receives a report and recommendations from the GHR Committee and makes the final decision on compensation for executives and the overall program for all employees.

Vermilion Energy Inc. ■ Page 70 ■ 2022 Management Proxy Circular

Elements of Compensation

Vermilion provides a market-competitive mix of direct and indirect compensation. Each element of compensation is summarized in the following table and discussed in more detail below.

Direct Compensation (three elements)	Indirect Compensation (two elements)
Targeted at the median of the Company's compensation peer group. Can move above the median if the Company has exceptional performance and the employee made a significant contribution.	Dependent on base salary (e.g. savings contributions) or a flat amount (e.g. parking).

	Base Salary	Short-term Incentive (Bonus Plan)	Long-term Incentives	Benefits and Perquisites[1]	Savings Contributions[1]
What we provide	Fixed amount	Variable amount	Variable amount in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Contribution to a non-registered or registered plan
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target market alignment	Median, based on performance	Median, based on overall performance	Median, based on overall performance	Median	Median
Performance period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
How payout works	Provided each pay period

Based on targets and a percentage of eligible earnings

STIP payment for: President and Executive Chairman based 100% on corporate results; and vice presidents and employees based on individual and corporate performance

Paid in cash or shares or combination of both at the discretion of the Board

			Grant based on job level, overall performance and effort towards achieving corporate objectives Pro-rated for new-hires Paid in cash or shares or combination of both at the discretion of the Board	Provided each pay period	Contributions provided each pay period
Triggers	Evaluated annually and on job change	Individual performance and/or corporate performance – based on STIP scorecard (starting on page 73)	Cliff vesting tied to LTIP scorecard over the vesting period (starting on page 75)	Benefits provided to all employees Parking only provided for senior level employees	Maximum up to 7% contributions are matched 1.5 times to a maximum total contribution of 17.5%, including employee contributions (effective May 11, 2022, the employer contribution issuance of shares from treasury is limited to 25% of total contribution)
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on share price

Note:

1.	Benefits and perquisites and Savings Plan contributions may include other compensation as applicable to our employees in other jurisdictions.

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Base Salary

Base salary is a fixed amount paid to NEOs for the skills and knowledge they use to meet the job requirements and provide value to Vermilion. Base salary provides income certainty to attract and retain employees. As is common practice among our Canadian peers, base salaries are generally targeted at the market median. In the first quarter of each year, the GHR Committee approves the base salary budget for all employees and the level of base salary for each of the NEOs, making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Annual review adjustments are generally effective April 1st.

Variable Pay

The NEOs variable pay is comprised of short-term and long-term incentive awards tied to Vermilion’s corporate performance. The STIP and LTIP awards for the President and the Executive Chairman are 100% based on corporate performance as reflected in the STIP and LTIP scorecard results. For other NEOs, the STIP and LTIP awards are based on a combination of corporate and individual performance; therefore, their individual STIP and LTIP multipliers may be higher or lower than the corporate performance score. The individual performance component assesses individual contributions to meeting the Company’s financial, operating, environmental, safety and sustainability goals and objectives, and provides an additional means for differentiating the performance contributions of employees.

We measure both corporate and individual performance in similar ways, with a range of outcomes from bottom quartile to top quartile. Our compensation reflects our results.

Individual Performance

Our individual performance management process includes:

•	setting clear expectations for performance;
•	communicating performance and development goals, and career aspirations;
•	identifying opportunities to learn and grow;
•	providing ongoing feedback;
•	evaluating results and how they were achieved; and
•	recognizing accomplishments.

Corporate Performance

We measure Company performance annually using our balanced scorecards. Company performance and individual performance are used to determine the annual short-term incentive award and to determine the annual long-term share awards. Our business and strategy are guided by our core business principles of: (i) maintaining a strong balance sheet with low leverage; (ii) managing a total payout ratio of less than 100%; (iii) consistently delivering results that meet or exceed expectations; (iv) protecting equity to minimize dilution; and (v) maintaining a strong corporate culture. In 2020 and 2021, we reviewed our scorecards to ensure the STIP and LTIP scorecard measures are aligned to our core business principles and our shareholders’ long-term interests, as well as recognizing the shifting focus in the energy industry from production growth to profitability and a strong balance sheet. Vermilion has structured the 2021 scorecards with these priorities in mind. We believe that the outcome provides a fair basis for evaluation of corporate performance in that our 2021 scorecards tie closely to our strategic goals, including quantitative and qualitative factors, and delivery of superior long-term value creation for our shareholders. As a result of these changes, we continue to manage two different LTIP scorecards during the transitional period: one for awards granted prior to April 1, 2021, and one for awards granted starting on April 1, 2021.

The scorecards include measures that provide a direct link between individual performance contributions and impact to the Company’s overall success while improving shareholder alignment. The scorecards are used as an effective measurement of corporate performance, which is strongly tied to executive and employee compensation payouts.

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STIP Award

The GHR Committee believes that incentive or “at-risk” compensation motivates individual performance and aligns executive performance with the Company’s objectives and shareholder interests. The STIP award is tied to corporate and individual performance measured over a one-year period.

The following table summarizes the 2021 STIP scorecard.

Category	Measure	Rationale for Measure	Weighting
Financial Performance	• Net debt to cash flow • Payout ratio • Earnings before interest, tax, depreciation and amortization on return on average capital employed (“EBIT-ROACE”) • Cash flow • Cash flow per share	Reinforces the importance of a strong balance sheet, maintaining a total payout ratio below 100%, and ensuring a focus on profitability. These measures provide a holistic view of our financial performance.	40.0%
Operational Performance	• Production relative to budget and guidance • CAPEX relative to budget • Gross G&A cost relative to budget • Operating costs • Transportation costs	Supports the core principle of consistently delivering results to meet or exceed expectations.	35.0%
Health, Safety and Environment	• Year-end performance is measured against an industry-typical set of leading[1] and lagging[2] indicators.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management continues to focus on HSE performance, including as it relates to ESG.	10.0%
Strategy	• Strategic capital allocation	Assess strategic acquisitions and/or dispositions completed, execution of the business plan and returns to shareholders, if any, based on a one-year performance.	15.0%

Notes:

1.	Leading indicators (inputs) include elements such as observations, HSE inspections and key HSE prevention projects.
2.	Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, and liquid spills and releases.

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The scorecard is intended to provide a corporate performance score between 80% and 120% for the majority of years (80% of the time). These scores translate into a respective STIP payout multiple of between 50% and 150% of the individual NEO targets. STIP payments up to 200% are possible in extremely successful years as are payments below 50% in poor performing years.

Performance	Performance Score (%)	Payout (as a % of STIP target value)
Minimum	60% of target	0%
Low	80% of target	50%
Target	100% of target	100%
High	120% of target	150%
Maximum	140% of target	200%

The relationship between the corporate performance score and the STIP payout multiple is shown graphically below and demonstrates the impact of significant under-performance on the STIP payout multiple as well as the limitation on that multiple in the event of significant over-performance. This establishes the link between an NEO’s STIP award and the overall performance of the Company, as measured against annual targets.

Sample STIP Calculation

The actual amount of STIP paid to an NEO depends on their base salary, their STIP target and the STIP performance multiplier that is determined by overall corporate performance (as measured by the four components of corporate performance).

STIP awards for each NEO are calculated as follows:

Base Salary Earned	x	STIP Target (% of Salary)	x	President and Executive Chairman: 100% Corporate Performance	=	Final STIP Award $

Other NEOs: Combination of Corporate Performance and Individual Performance

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LTIP Award

Vermilion’s compensation is designed on the principle of “one plan for everyone”. Together, executives and employees drive organizational performance in the best interest of our shareholders.

LTIP awards provide our employees with an immediate ownership stake in the Company, motivating superior individual performance, in order to produce the best corporate performance, which directly aligns their interests with the long-term interests of our shareholders.

LTIP Award Type

•	Our standard program consists of the following types of LTIP awards: annual awards, new-hire awards, promotional awards, and transitional awards.
•	Annual LTIP awards are granted to employees, including executives, on April 1st and vest on the third-year anniversary.
•	New-hire LTIP awards are granted to employees, including executive officers, at the time employment commences, and such awards vest in installments over a three-year period beginning on the one-year anniversary. Without this new hire grant, a new employee would have to work for three years before their first LTIP grant vested. This is a way to integrate them into full participation in the LTIP program and keep their total compensation competitive in the interim period. We operate in a competitive market and the Company-wide new-hire grant program is essential in helping us attract, retain and motivate talented employees and executives.
•	Promotional LTIP awards are granted to employees, including executives, at the time of a promotion. Similar to new-hire awards, promotional awards vest in installments over a three-year period beginning on the one-year anniversary. The promotional LTIP award is provided to compensate for the differential between the employee's LTIP award value prior to the promotion and the LTIP value after the promotion. This helps aligns compensation at the median of the market reflecting the new role as a result of the promotion.
•	Transitional LTIP awards are granted to employees, including executives, when the time period between the announcement of the promotion and the effective date of the promotion is greater than three months, and during that time the individual undertakes significant additional work without receiving any other additional compensation. The transitional LTIP award reduces the promotional LTIP award by approximately one-third.
•	All share awards granted to executives are 100% performance-based, regardless of the type of the grant.
•	With the exception of new-hire grants vesting on the first anniversary, employees can choose to receive their awards as either:
•	100% as a performance-based award; or
•	75% as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).
•	New-hire LTIP awards vesting on the first anniversary are 100% restricted share units. For the second and third-year vesting, employees have an option to choose the type of the award, as described above.

All LTIP awards are designed to attract, retain, engage and reward our employees globally. LTIP awards are payable at the time of vesting, and only if the employee is an active employee of the Company in accordance with the terms of the award plan.

Vermilion Energy Inc. ■ Page 75 ■ 2022 Management Proxy Circular

LTIP Award Vesting

•	At the time of the vesting, an LTIP multiple is applied to the award, and is determined using the LTIP scorecard, which measures corporate performance over a three-year period. The LTIP multiple is applied to all performance-based share awards. Once vested, all awards are settled, at the discretion of the Board, in cash (equal to the value of the shares), Common Shares, or a combination of both. The Board determines whether shares are issued from treasury or acquired through the TSX.
•	This is the last year that two different methodologies are used to determine the annual performance multiplier. The following is offered to fully understand the last year of vesting under the “old” program and how the “new” program design differs.
•	For performance-based annual awards granted in the years up to and including 2018, the awards, including reinvested monthly dividends, are multiplied by the average of the performance factor as determined by the Board for each of the three years preceding the vesting and are delivered to the recipient less the applicable tax withholdings. For new-hire and promotional awards granted in the years up to and including 2018, only the performance factor for the year(s) prior to the vesting date is applied in the first year. In the second year and going forward, the performance factors for years worked at Vermilion are averaged and applied.
•	Starting with awards granted in 2019, the LTIP multiple applied to performance-based awards will no longer be an average of the annual performance factor for each of the years preceding the vesting but instead, will be a score determined by the performance over the cumulative three-year period. As an example, the LTIP multiple applied to the 2021 annual award that vests in 2024 will be determined as illustrated in the table below.

Grant Date	Vest Date	Measuring Performance Period	Vesting Performance Multiple
April 1, 2021	April 1, 2024	January 1, 2021 to December 31, 2023	To be determined based on LTIP scorecard

In addition to the process described above, we redesigned our 2021 LTIP scorecard as discussed on page 72. The following table summarizes the LTIP scorecard applicable to LTIP awards granted before April 1, 2021.

Category	Measure	Weighting
Market	3-year Relative Total Shareholder Return (TSR)	30.0%
Financial and Operational	3-year After-tax Cash Flow Recycle Ratio	60.0%
3-year FFO Return on Capital
Environment, Social and Governance Sustainability	Third Party ESG Ranking	10.0%

The table below summarizes our quartile rankings and respective LTIP performance factors.

LTIP Scorecard Result	Applicable LTIP Performance Multiple
1 to 1.5 (1st Quartile Performance)	2.0 times
1.5001 to 2.5 (2nd Quartile Performance)	1.5 times
2.5001 to 3.5 (3rd Quartile Performance)	1.0 times
3.5001 to 4.5 (4th Quartile Performance)	0.0 times

Vermilion Energy Inc. ■ Page 76 ■ 2022 Management Proxy Circular

The following table summarizes the LTIP scorecard applicable to LTIP awards granted starting on April 1, 2021.

Category	Measure	Rationale for Measure	Weighting
Market Returns	• Relative total shareholder return	This measure is directly aligned with the shareholders’ experience and it represents the largest weighting of the LTIP scorecard.	38.0%
Profitability	• Earnings before interest, tax, depreciation and amortization on return on average capital employed (“EBIT-ROACE”)	EBIT-ROACE is a widely used, easy to calculate measure. It provides a clean analysis of the intrinsic profitability of the Company by calculating a return on the capital that the Company invests.	18.5%
Operational	• Proved developed producing after-tax (“PDP ATAX”) recycle ratio measure	Assesses how profitable our business is based on our producing assets. Part of our strategy is to reduce our development costs and increase our after-tax cash flow. While commodity prices are out of our control, this measure reinforces our goal to continually reduce our cost structure.	18.5%
Sustainability	• Sustainalytics • S&P Global • CDP	Illustrates the importance of sustainability and our focus on all of our stakeholders, and the need to carry this focus into all parts of our operations/organization in our daily work.	10.0%
Strategy	• Development and execution of strategic plan and technology and innovation	Assesses strategic execution of the business plan, including acquisitions, dispositions, return to shareholders, technology and innovative advancements over a three-year period.	15.0%

Three out of five LTIP measures (TSR, PDP ATAX recycle ratio and sustainability) differ from the measures used in the STIP scorecard. The remaining measures (EBIT-ROACE and development and execution of strategic plan and technology and innovation) included in the LTIP scorecard provides differentiation from the one-year measures used in the STIP scorecard as they measure performance over a different time period.

Given commodity price volatility year-to-year, returns on capital expenditures and execution of strategic plan can take time to come to fruition; this makes utilizing both one- and three-year performance on these measures justified.

Vermilion Energy Inc. ■ Page 77 ■ 2022 Management Proxy Circular

Savings Plan

The purpose of our Savings Plan is to increase employee ownership in Vermilion. We do not have a pension plan for any Canadian-based employees, nor do we offer any deferred benefits.

Eligible employees, including executives, can contribute up to 7% of their base earnings under our Savings Plan through regular payroll deductions. Vermilion matches the employee's contribution at 1.5 times to a maximum of 10.5%. In 2021, a total of 482,129 shares were issued from treasury at prices per share between $6.26 and $10.96.

Employees choose how to invest their personal contributions, in either Vermilion shares, cash, TFSA, RRSP, or other investments. Vermilion’s employer contributions to the Savings Plan are used to acquire Vermilion shares issued from treasury, on the open market, or a combination of both at the discretion of the Board. Pursuant to the Omnibus Incentive Plan, the employer contribution issuance of shares from treasury is limited to 25% of the total contribution.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions in which the employees are located.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The GHR Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide executives with an executive health plan. Costs for NEOs have been included in the summary compensation table on page 90.

Vermilion Energy Inc. ■ Page 78 ■ 2022 Management Proxy Circular

2021 NEO Compensation Decisions

The Company does not have a Chief Executive Officer but has an Executive Committee which, in 2021, included the Executive Chairman who was also a Director of the Corporation. The President of the Company is considered to be acting in a similar capacity as the Chief Executive Officer for the purposes of National Instrument 51-102 Continuous Disclosure Obligations and disclosure required thereunder. The Company NEOs for 2021 were Mr. Hicks, President; Mr. Glemser, Vice President and Chief Financial Officer; Mr. Donadeo, Executive Chairman; Mr. Hatcher, Vice President, North America; and Mr. Tan, Vice President, Business Development.

When determining individual compensation levels for the Company's NEOs, the GHR Committee considers a variety of factors, including the overall financial and operational performance of the Company and each NEO's individual contributions towards meeting corporate objectives. At the end of each year, the GHR Committee reviews actual performance against corporate objectives. A combination of superior individual and corporate performance can result in total compensation that is above median, subject to Company affordability.

Total NEO Compensation

Total 2021 compensation decreased by 55.0% compared to 2020.

Notes:
1.	2020 compensation includes severance payments to our former President and Chief Executive Officer and former Executive Vice President and Chief Operating Officer.
2.	2021 includes a year-end market adjustment grant for Mr. Glemser of $380,001 and a transitional grant for Mr. Hatcher of $290,716.

In 2020, total granted compensation was higher as a result of leadership changes that took place, including the termination of employment of our President and Chief Executive Officer and our Executive Vice President and Chief Operating Officer, and the appointment of a new President and an Executive Chairman. The terminated President and Chief Executive Officer and Executive Vice President and Chief Operating Officer were contractually entitled to severance payments upon their departures.

The new President and the new Executive Chairman were entitled to new-hire grants, in accordance with standard practice, which vest in thirds over the first three years of employment. New-hire grants are part of our global employee program designed to attract key talent to the organization while targeting annual compensation at the median of the market.

From 2017 to 2019, total granted NEO compensation ranged from $9.8 to $11.1 million. 2020 was a transitional year and as described above, was not reflective of the overall compensation typically paid to our NEOs.

Vermilion Energy Inc. ■ Page 79 ■ 2022 Management Proxy Circular

2021 Total Compensation Mix

The majority of our NEOs' compensation is variable at-risk pay that is dependent on performance relative to Board-approved goals and metrics, as well as share price performance. The Company places a greater emphasis on at-risk compensation for NEOs, with 2021 at-risk compensation comprising 89% of total compensation for the President and 84% of total compensation for the other NEOs.

The table below summarizes detailed compensation elements for each NEO as a percentage of total compensation received in 2021.

NEOs	Base Salary Rate[1,2]	Variable Pay-at-Risk
		STIP Award[1,3]	LTIP Grant[1,4]	Total
Hicks	11.43%	17.30%	71.27%	88.57%
Donadeo	7.54%	11.41%	81.05%	92.46%
Glemser	17.84%	20.14%	62.02%	82.16%
Hatcher	20.11%	20.18%	59.71%	79.89%
Tan	24.64%	21.70%	53.66%	75.36%

Notes:

1.	Percentage of total compensation.
2.	Base salary as at April 1, 2021.
3.	2021 STIP payment payable April 1, 2022 will be paid 100% in shares from treasury with immediate vest.
4.	Includes all 2021 LTIP awards.

Vermilion Energy Inc. ■ Page 80 ■ 2022 Management Proxy Circular

Base Salary

In 2021, two executives, Mr. Hatcher and Mr. Glemser, received a base salary increase to align their base salaries more closely to the median of similar jobs in our peer group. All other NEO base salaries were kept flat to 2020 levels.

Executive	2020 Base Salary ($)	2021 Base Salary ($)	2020 / 2021 Change (%)
Mr. Hicks (President)	$425,000	$425,000	0.0%
Mr. Donadeo (Executive Chairman)	$200,000	$200,000	0.0%
Mr. Glemser (VP and CFO)	$310,000	$325,000	4.8%
Mr. Hatcher (VP, North America)	$290,000	$300,000	3.4%
Mr. Tan (VP, Business Development)	$310,000	$310,000	0.0%

Short-term Incentive Award

Overview of Key 2021 Corporate Results

Global commodity prices continued to strengthen during 2021 which we were able to take advantage of through our internationally diversified asset base. Our diverse global commodity exposure enhances our revenue and free cash flow during strong market cycles, and reduces cash flow volatility over the long-term. Our strong free cash flow in 2021 allowed us to reduce our debt and strengthen our balance sheet, demonstrating our financially disciplined approach. We now have clear line of sight to achieving targeted debt to trailing fund flows from operations of 1.5 times, and have announced the reinstatement of a quarterly dividend starting in Q1 2022. As further debt targets are achieved in the future, we will consider augmenting our return of capital to shareholders through fixed dividend increases, share buybacks, special dividends or a combination thereof.

Overall, in 2021, the Company outperformed on a number of financial and operational metrics, summarized below:

•	We generated $920 million of FFO[1] and $545 million of FCF in 2021, representing a year-over-year increase of 83% and 304%, respectively.
•	We reduced long-term debt and net debt[1] by $282 million and $365 million and exited the year with a net debt to trailing funds flow ratio of 1.8 times, less than half what it was at the start of the year.
•	We reported net earnings of $1.1 billion in 2021, compared to a $1.5 billion net loss reported in 2020.
•	We delivered average annual production of 85,408 boe/d in 2021, which was at the top end of our upwardly revised guidance range of 84,500 to 85,500 boe/d. Cash flow used in investing activities totaled $470 million and included E&D capital expenditures[1] of $375 million which was in line with our Company guidance.
•	A new comprehensive strategic plan through 2030 was completed, outlining key objectives and strategies, which include the following:
•	Maintaining strong financial discipline;
•	Reducing debt;
•	Returning capital to shareholders;
•	Maintaining a profitable and robust portfolio;
•	Striving for maximum business and operational efficiencies;
•	Defining a sustainability strategy complete with emissions reduction targets;
•	Striving for best-in-class Health, Safety and Environment performance;
•	Attracting, developing and retaining extraordinary people; and
•	Nurturing a strong corporate culture that engages and mobilizes the entire organization towards a common goal.
•	Vermilion generated a positive return to investors for the year ending December 31, 2021, representing an annual return of 179.9%, as compared to a peer group average of 153.2%. The chart on the next page shows Vermilion’s one-year TSR[1] performance in the second quartile as compared to our peers.

Note:
1.	See Advisory in Schedule “C”.

Vermilion Energy Inc. ■ Page 81 ■ 2022 Management Proxy Circular

TSR Peer Group Performance
1-Year
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
BTE
ERF
FEC
VET
MEG
TOU
CPG
MUR
ARX
WCP
VII
PXT
Peer Group Companies

Company	1-Year Total Shareholder Return (%)
Baytex Energy Corporation (BTE)	466.7%
Enerplus Corporation (ERF)	239.0%
Frontera Energy Corp. (FEC)	219.0%
Vermilion Energy (VET)	179.9%
MEG Energy Corp. (MEG)	162.9%
Tourmaline Oil Corp. (TOU)	141.9%
Crescent Point Energy Corporation (CPG)	128.5%
Murphy Oil Corporation (MUR)	119.9%
ARC Resources Ltd. (ARX)	96.4%
Whitecap Resources Inc. (WCP)	58.4%
Seven Generations Energy Ltd.[1] (VII)	27.8%
Parex Resources Inc. (PXT)	24.8%
Note:
1.	Seven Generations TSR as of delisting April 7, 2021.

Vermilion Energy Inc. ■ Page 82 ■ 2022 Management Proxy Circular

STIP Scorecard Results

The Board approved rigorous targets that align with the delivery of our strategic plan. In setting targets and ranges for each metric, we stress-test to ensure that there is appropriate alignment between performance and payouts.

The Company established its 2021 STIP performance targets based on our 2021 budget guidance, which was released on January 18, 2021. The performance measures are assigned weightings as indicated in the scorecard below and the resultant corporate performance score determines the multiplier utilized by the GHR Committee to determine STIP awards.

Notwithstanding the foregoing, the Board retains the ability to apply positive or negative discretion to the corporate performance score when the scorecard results do not reflect the underlying operating performance of the Company. No discretion was applied for the 2021 STIP scorecard result.

The following table summarizes the 2021 STIP scorecard results. It includes the 2021 actual results and compares those to both the 2021 targets and 2020 actual results to assess performance. Through its sustained commitment to continuous improvement, Vermilion’s STIP scorecard produced a score of 120.5% of target in 2021.

Category	Performance Measure	2020 Actual	2021 Target	Result	Assessment of Performance	Performance STIP Allocation
FINANCIAL PERFORMANCE (40%)	Net Debt to Cash Flow	4.19x	3.77x	1.79x	Outperformed	56.0%
	Payout Ratio	92.0%	81.6% - 78.4%	44.1%	Outperformed
	EBIT-ROACE	-39.5%	5.1% - 9.0%	32.9%	Outperformed
	Cash Flow	$502 mm	$482 - $512 mm	$914 mm	Outperformed
	Cash Flow Per Fully Diluted Share	$3.18	$2.95 - $3.13	$5.42	Outperformed
HSE (10%)	Environment, Social and Governance	1.0x	0.51x - 1.00x	1.40x	Outperformed	11.5%
OPERATIONS (35%)	Production Relative to Budget and Guidance	95,190	Average: 84,169 - 85,015	84,948	Performed	35.0%
		86,466	Exit: 81,208 - 82,024	81,051	Underperformed
		95,190	Guidance: 84,500 - 85,500	85,408	Performed
	CAPEX Relative to Budget	$367 mm	$305 - $311 mm	$311 mm	Performed
	Gross G&A, net of partner recoveries per boe of production	$2.36/boe	$2.42 - $2.56/boe	$2.51/boe	Performed
	Operating Costs (per boe)	$11.89/boe	$13.72 - $14.56/boe	$13.33/boe	Outperformed
	Transportation Costs (per boe)	$1.93/boe	$2.43 - 2.59/boe	$2.50/boe	Performed
STRATEGY (15%)	Strategic Capital Allocation (acquisitions, dispositions, return to shareholders)	Underperform	Perform	Outperform	Outperformed	18.0%
Total Corporate Performance Score						120.5%

The 2021 production numbers included in our STIP scorecard results are lower than those we have reported in order to adjust for unbudgeted acquisitions, as we did not want to take credit for purchased production; this ensures we are measuring our STIP results against our original plan. The 2021 CAPEX in our STIP scorecard results is lower than what we have reported as it excludes the incremental CAPEX approved by the Board of Directors for both strategic projects and acceleration of drilling activities into Q4 2021.

Vermilion Energy Inc. ■ Page 83 ■ 2022 Management Proxy Circular

Short-term Incentive Plan Calculation

•	The 2021 STIP corporate performance scorecard result of 120.5% is equivalent to a corporate STIP multiple of 151.4%. The 2021 STIP multiple is the first multiple to be above target since 2018.
•	2019: 60% performance multiple
•	2020: 55% performance multiple
•	2021: 151.4% performance multiple
•	The chart below shows the relationship between the corporate performance score of 120.5% and the actual STIP multiplier of 151.4%.

STIP Award
(% of Target)
Score of 120.5% =
151.4% STIP Multiple
STIP (% of Target)
250
200
150
100
50
0
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

Based on the STIP scorecard, the calculated 2021 STIP award (to be paid in 2022) for each of the NEOs is shown in the following table.

Executive	Earned Base Salary ($)	Calculated STIP Award ($)	STIP Award (% of Earned Base Salary)
Mr. Hicks (President)	$425,000	$643,450	151.4%
Mr. Donadeo (Executive Chairman)	$200,000	$302,800	151.4%
Mr. Glemser (VP and CFO)	$321,365	$367,000	114.2%
Mr. Hatcher (VP, North America)	$297,577	$301,000	101.2%
Mr. Tan (VP, Business Development)	$310,000	$273,000	88.1%

Vermilion Energy Inc. ■ Page 84 ■ 2022 Management Proxy Circular

Long-term Incentive Plan

Shown below are the results of the 2020 LTIP scorecard, which measures our corporate performance over a three-year period from January 1, 2018 to December 31, 2020. The LTIP score was used to determine the 2021 annual grant and the LTIP multiplier was used to determine the performance multiple applied to the 2021 LTIP vesting. The LTIP score of 2.50 resulted in a multiplier of 1.5.

Category	Measure	2019 Actual	2020 Target	2020 Result	2020 Assessment of Performance	LTIP Score
Market	3-year Relative Total Shareholder Return (TSR)	2nd Quartile	Peer Group Median	-74.3%	Performed	0.90
Financial and Operational	3-year After-tax Cash Flow Recycle Ratio	1.82x	1.0x - 1.6x	1.4x	Performed	0.90
	3-year FFO Return on Capital Employed	16%	9% - 13%	15.2%	Outperformed	0.60
	Sustainability	1st Quartile	Peer Group Median	1st Quartile	Outperformed	0.10

					LTIP Score	2.50
					LTIP Multiplier	1.50

The 2018 share award is the last grant where the performance multiple is determined using the average of the last three years' LTIP multipliers. For awards granted after 2018, the performance multiple applied to awards vesting in 2021 was 1.5 times, which is the LTIP multiplier for the 2020 scorecard. The table below illustrates the performance multiple calculations for awards that vested in 2021.

2021 LTIP Performance Multiple Calculation
LTIP Scorecard	Measurement Period	2018 Awards	2019 and 2020 Awards
2020	Jan. 1, 2018 - Dec. 31, 2020	1.5	1.5
2019	Jan. 1, 2017 - Dec. 31, 2019	1.5
2018	Jan. 1, 2016 - Dec. 31, 2018	2.0
2021 Multiple	2021 Vesting Performance Multiple • 2018 to 2020 Three-Year Average • [(2.0+ 1.5 + 1.5) / 3 = 1.67]	1.67	1.5

Historically, the LTIP score of 2.50 was used as an input to determine the LTIP award. In light of the difficult economic environment, the depressed share price and the negative total shareholder return, the Board used discretion to cap the annual LTIP scorecard result input at 100% for LTIP awards granted to NEOs on April 1, 2021.

The table below summarizes annual LTIP awards granted to NEOs on April 1, 2021, as a percentage of salary.

Executive	April 1 Base Salary ($)	April 2021 LTIP Award ($)	LTIP Award (% of Base Salary)
Mr. Hicks (President)	$425,000	$2,650,006 CANCELLED	624%
Mr. Donadeo (Executive Chairman)	$200,000	$2,150,004	1075%
Mr. Glemser (VP and CFO)	$325,000	$750,003	231%
Mr. Hatcher (VP, North America)	$300,000	$600,008	200%
Mr. Tan (VP, Business Development)	$310,000	$675,001	218%
Total	$1,560,000	$6,825,021	438%

Vermilion Energy Inc. ■ Page 85 ■ 2022 Management Proxy Circular

The annual long-term incentive grant value for Mr. Hicks was $2,650,000. As Mr. Hicks’s employment ended effective December 31, 2021, the 2021 LTIP grant was cancelled.

The graph below shows total LTIP grant values awarded to NEOs during 2021. This graph includes a transitional grant provided to Mr. Hatcher and a year-end adjustment grant provided to Mr. Glemser to align his compensation to the median of market.

The 2021 LTIP grant for Mr. Hatcher includes an annual and a transitional grant:

•	$600,008 – Annual grant awarded on April 1, 2021
•	$290,716 – Transitional grant awarded on November 19, 2021
•	This grant acknowledged the additional work that Mr. Hatcher had as he successfully transitioned to the role of President effective January 1, 2022.

The 2021 LTIP grant for Mr. Glemser includes an annual and a year-end adjustment grant:

•	$750,003 – Annual grant awarded on April 1, 2021
•	$380,001 – Year-end market adjustment grant awarded on November 19, 2021
•	This grant was provided to bring Mr. Glemser’s total compensation closer to the median. His grant value prior to the year-end adjustment was at the 27th percentile compared to our peer group.

2021 LTIP Grant
Mr. Hicks (President)
$2,650,006
CANCELLED
Mr. Donadeo (Executive Chairman)
$2,150,004
Mr. Glemser (VP and CFO)
$1,130,005
Mr. Hatcher (VP, North America)
$890,724
Mr. Tan (VP, Business Development)
$675,001

The multiple for the 2021 annual LTIP grant vesting in 2024 will be determined using the scorecard established in 2021 based on predetermined targets, see table below.

Category	Measure	Target	Weighting (%)
Market	3-year relative total shareholder return (TSR)	50th - 59.9th percentile	38.0%
Financial and Operational	Earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT-ROACE) - 3-year average	5.1% - 9.0%	52.0%
	3-year proved developed producing after-tax (PDP ATAX) recycle ratio	1.41 - 1.6 times
	Development and execution of strategic plan and technology and innovation	Perform
Environment, Social and Governance Sustainability	Third party ESG rankings	50th - 59.9th percentile	10.0%

Vermilion Energy Inc. ■ Page 86 ■ 2022 Management Proxy Circular

Approved Compensation for the New President, Mr. Dion Hatcher

•	The Board approved $2,650,000 annual total direct compensation for Mr. Hatcher. This targeted total direct compensation is at the 25th percentile of our peer group and was deemed appropriate for a new top executive of the Company. Details of our peer group are shown on page 65.
•	Mr. Hatcher will also receive a one-time promotional award effective April 1, 2022 of $634,286, vesting in equal amounts in 2023 and 2024. Granting promotional awards is consistent with Company policy for all promoted employees to recognize promotion to the next level within the organization. As Mr. Hatcher received a transitional grant in November 2021, his promotional award value was reduced by one-third of the eligible promotional award value.
•	Mr. Hatcher will not receive a new-hire grant as he was an employee of the Company at the time of his promotion.
•	The table below outlines total 2022 individual compensation elements and annual target total granted compensation, assuming STIP and LTIP are granted at 100% of the target compared to our former President's compensation.
Executive	Base Salary	STIP Award	LTIP Grant[1]	Total Granted Compensation
Hatcher (President)	$400,000	$400,000	$1,850,000	$2,650,000
Hicks (Former President)	$425,000	$425,000	$2,650,000	$3,500,000
% Difference	(6%)	(6%)	(43%)	(32%)

Note:

1.	Excluded from the LTIP grant amount for Mr. Hatcher is the promotional grant ($634,286).Total compensation including the promotional grant of $634,286 is $3,284,286.

Cancellation of Awards (Mr. Hicks)

Mr. Hicks returned to the Company from retirement in May 2020, helping navigate the market downturn by realigning the Company to its core business principles, while also assisting in the development and implementation of an effective and thoughtful internal succession plan, which included the appointment of Dion Hatcher as President effective January 1, 2022. Mr. Hicks retired as President effective December 31, 2021, and as such, no severance amount was paid to Mr. Hicks.

Mr. Hicks will continue to act as an advisor to the Company until April 1, 2022. During his consulting contract, Mr. Hicks will provide assistance with the following:

•	continue to support Mr. Hatcher in his new role as the President;
•	performance review for his direct reports and input into compensation for 2022 year;
•	finalize 2021 short-term and long-term scorecards;
•	finalize 2022 short-term scorecard; and
•	review year-end finical documents, including the Circular.

Mr. Hicks is entitled to receive the August 17, 2020, grant vesting April 1, 2022. The following outstanding grants were cancelled effective December 31, 2021:

•	August 17, 2020 new-hire LTIP grant vesting April 1, 2023; and
•	April 1, 2021 annual LTIP grant vesting April 1, 2024.
Grant Date	Vest Date	Awards Granted	Vesting Awards	Comments
August 17, 2020	April 1, 2022	421,966	421,966	Vests in accordance with the terms of the VIP plan text.
August 17, 2020	April 1, 2023	414,377	0	The full award was cancelled effective December 31, 2021.
April 1, 2021	April 1, 2024	294,444	0	The full award was cancelled effective December 31, 2021.

Vermilion Energy Inc. ■ Page 87 ■ 2022 Management Proxy Circular

The following provides an overview of the roles of each NEO, as well as a summary of the corresponding compensation awarded by the Board to each individual for 2021.

Curtis Hicks President	Biography

Mr. Hicks has 39 years of industry experience in the financial area of oil and gas operations, as well as property and corporate acquisitions. Mr. Hicks was named President of Vermilion Energy in 2020 and prior to this was Executive Vice President and Chief Financial Officer from 2004 to 2018. Mr. Hicks joined Vermilion in 2003 as Vice President, Finance and Chief Financial Officer. In these roles, he helped guide Vermilion to expand operations from two countries in 2003 to ten countries in 2018. From 2000 to 2003, Mr. Hicks was Vice President, Finance, and Chief Financial Officer with NAL Oil & Gas Trust, and from 1998 to 2000, he was Chief Executive Officer of Caravan Oil & Gas Ltd. Mr. Hicks began his career with ELAN Energy Inc. in 1983, serving as Vice President Finance and Chief Financial Officer.

Mr. Hicks holds a Bachelor of Commerce (with distinction) degree from the University of Saskatchewan and received his Chartered Accountant designation.

	2021 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4,5]	Total	Performance-Based
	$425,000	$643,450	$2,650,006	$3,718,456	88.6%

Lorenzo Donadeo Executive Chairman	Biography

Mr. Donadeo has over 40 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, and Trinidad and Tobago.

Mr. Donadeo was one of the founders of Vermilion Energy in 1994 and currently serves as Executive Chairman (since 2020). Previously, he served as Chair of the Board from 2016 to 2020, Chief Executive Officer from 2014 to 2016, and President and Chief Executive Officer from 2003 to 2014. From 1994 to 2002, he served as Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1997, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct and Ethics, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company. Currently, he is the Managing Director of Casadona Group, a private investment company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

	2021 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$200,000	$302,800	$2,150,004	$2,652,804	92.5%
Notes:
1.	2021 compensation excludes “All Other Compensation” (see page 91).
2.	Base salary as at April 1, 2021.
3.	2021 STIP award payable April 1, 2022 will be paid 100% in shares from treasury with immediate vest.
4.	LTIP share award granted April 1, 2021.
5.	Effective December 31, 2021, Mr. Hicks retired as President. Mr. Hicks's 2021 LTIP grant (vesting in 2024) was cancelled.

Vermilion Energy Inc. ■ Page 88 ■ 2022 Management Proxy Circular

Lars Glemser Vice President and Chief Financial Officer	Biography

Mr. Glemser has over 15 years of experience, primarily in the financial area of oil and gas operations. Mr. Glemser joined Vermilion in 2015 as Operations Controller, and moved into an Investor Relations role in 2017 before advancing to Director of Finance in January 2018. In April 2018, he was appointed Vice President and Chief Financial Officer. He has more than 15 years industry experience with diverse roles in finance/treasury, corporate planning and corporate development with Vermilion and previously with Lightstream Resources and Tristar Oil & Gas.

Mr. Glemser holds a Bachelor of Commerce degree from the University of Saskatchewan and received his Chartered Accountant designation.

As Vice President and Chief Financial Officer, Mr. Glemser is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

	2021 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$325,000	$367,000	$1,130,005	$1,822,005	82.2%

Dion Hatcher Vice President, North America[5]	Biography

Mr. Hatcher has over 25 years of industry experience focused on production and operations engineering, asset management and business development, working onshore and offshore in Europe and Canada. Mr. Hatcher joined Vermilion in 2006 as an exploitation engineer on the France team and in 2008 progressed to the role of France Exploitation Manager. In 2010, he assumed responsibility for managing the development of Vermilion’s extensive Cardium and Mannville land position in the Drayton Valley area, successfully growing production from 7,000 boe/d to over 17,000 boe/d. In November 2020, Mr. Hatcher was appointed Vice President, North America following his position as Vice President, Canada Business Unit, which he held from 2016 through October 2020. Prior to that, Mr. Hatcher served as Director Alberta Foothills, Canada Business Unit. Prior to joining Vermilion, Mr. Hatcher worked in various engineering, operations, exploitation and project management roles with Chevron Canada Resources.

Mr. Hatcher holds a Bachelor of Science degree in Mechanical Engineering (Honors) from Memorial University of Newfoundland.

	2021 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$300,000	$301,000	$890,724	$1,491,724	79.9%

Jenson Tan Vice President, Business Development	Biography

Mr. Tan has over 20 years of experience in exploration, development, and commercial negotiation in North America, Europe, Australia and Asia in both technical and managerial roles. Mr. Tan joined Vermilion in 2010 in the Business Development group. Mr. Tan became Director of New Ventures in 2013 and was named Vice President of Business Development in 2017. Prior to joining Vermilion, he was Asset Team Leader at ConocoPhillips Canada, managing production and development activities in Alberta and Saskatchewan. Mr. Tan's earlier commercial and technical experience included work in various ConocoPhillips operating subsidiaries in the U.S. Gulf Coast, China and Indonesia.

Mr. Tan holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas.

As Vice President, Business Development, Mr. Tan is responsible for Vermilion’s global business development and new ventures activities including portfolio management, mergers and acquisitions, and expansion in existing or new jurisdictions in addition to overseeing Vermilion’s corporate reserves and resources process.

	2021 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$310,000	$273,000	$675,001	$1,258,001	75.4%

Notes:

1.	The 2021 compensation excludes “All Other Compensation” (see page 91).
2.	Base salary as at April 1, 2021.
3.	2021 STIP award payable April 1, 2022 will be paid 100% in shares from treasury with immediate vest.
4.	LTIP share award granted in 2021.
5.	Effective January 1, 2022, Mr. Hatcher's position changed to President.

Vermilion Energy Inc. ■ Page 89 ■ 2022 Management Proxy Circular

Summary Compensation Table

The summary compensation table below sets out the compensation received by our NEOs over the past three years. This table does not reflect actual compensation (realized compensation) received by NEOs. For details on realized compensation, see page 93.

Named Executive Officers and Title	Year	Salary[1] ($)	Share- based Awards[2,3,4] ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation		Pension Value ($)	All Other Compen- sation[6] ($)	Total Compen- sation ($)
					Annual Incentive Plans[5] ($)	Long-term Incentive Plans ($)
Hicks[4,7,8] President	2021	$425,000	$3,293,456	n/a	—	n/a	n/a	$52,054	$3,770,510
	2020	$263,173	$7,874,879	n/a	—	n/a	n/a	$30,258	$8,168,311
	2019	—	—	n/a	—	n/a	n/a	—	—
Donadeo[4,9] Executive Chairman	2021	$200,000	$2,452,804	n/a	—	n/a	n/a	$23,060	$2,675,864
	2020	$123,846	$6,339,409	n/a	—	n/a	n/a	$13,004	$6,476,259
	2019	—	—	n/a	—	n/a	n/a	—	—
Glemser Vice President and Chief Financial Officer	2021	$321,365	$1,497,005	n/a	—	n/a	n/a	$41,590	$1,859,960
	2020	$321,923	$775,504	n/a	—	n/a	n/a	$38,306	$1,135,733
	2019	$291,154	$750,029	n/a	$80,000	n/a	n/a	$38,446	$1,159,629
Hatcher[10,11] Vice President, North America	2021	$297,577	$1,191,724	n/a	—	n/a	n/a	$37,121	$1,526,422
	2020	$301,154	$556,737	n/a	—	n/a	n/a	$34,976	$892,868
	2019	$287,308	$465,009	n/a	$92,500	n/a	n/a	$36,405	$881,222
Tan Vice President, Business Development	2021	$310,000	$948,001	n/a	—	n/a	n/a	$35,360	$1,293,361
	2020	$321,923	$771,104	n/a	—	n/a	n/a	$35,784	$1,128,811
	2019	$303,269	$750,029	n/a	$80,000	n/a	n/a	$31,703	$1,165,001
Total (2019, 2020, 2021)		$3,767,694	$27,665,690	n/a	$252,500	n/a	n/a	$448,069	$32,133,952
Notes:
1.	Base salary earned in the year noted; it reflects 27 pay periods in 2020.
2.	Number of share awards granted are determined using an award price with five decimals.
3.	The value of 2021 share-based awards includes the value of share awards granted in 2021 and the total value of the 2021 annual incentive payment ($1,887,250) payable April 1, 2022 in shares from treasury with immediate vest. The value of 2021 share-based awards is calculated as follows: the number of share awards granted multiplied by the April 1 grant price of $9.30 (fair value) for share-based awards vesting in 2024. The value of transitional and year-end adjustment share-based awards is calculated as follows: the number of share awards granted multiplied by the November 19 grant price of $12.59 (fair value). For the purpose of accounting and the preparation of our consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2021, the accounting fair value of share-based awards granted to NEOs in 2021 totaled $4,876,486.
4.	Mr. Hicks and Mr. Donadeo were appointed on May 25, 2020. They received new-hire long-term incentive grants which represent the aggregate value of the standard annual LTIP grant for a three-year period (Mr. Donadeo, $2,150,000; Mr. Hicks, $2,650,000). Our annual grant cycle is from April to April, equivalent to a 12-month grant cycle period. One-third of the new-hire grant vesting in the following calendar year is pro-rated based on the number of months worked during the annual grant cycle. Mr. Hicks’s and Mr. Donadeo’s grants vesting in 2021 were pro-rated based on their May 2020 start date. The 2020 LTIP grant is 100% performance-based. The following table outlines the total new-hire grant and respective annual vesting value for the period from 2021 to 2023 based on the value at the time of grant. The actual vesting value will be determined as follows: the actual number of performance-based share awards granted times the performance multiple in accordance with our LTIP scorecard times the five-day VWAP prior to the vest date.
Executive	2020 New-hire Grant Value ($)	2021 Vesting ($)	2022 Vesting ($)	2023 Vesting ($)
Hicks	$7,729,179	$2,429,171	$2,650,006	$2,650,003 CANCELLED
Donadeo	$6,270,844	$1,970,834	$2,150,006	$2,150,005

Vermilion Energy Inc. ■ Page 90 ■ 2022 Management Proxy Circular

5.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. The 2019 incentive plan payment was 100% paid in cash. The 2020 and 2021 incentive plan payments were paid 100% in shares from treasury with immediate vest.
6.	All other compensation includes employer contributions made by Vermilion in respect of participation in our Savings Plan (as we do not have a pension plan in Canada), parking fees, executive health plan benefits, and in 2021 a special bonus paid to all employees (other perquisites). The table below displays the employer contribution portion in respect to participation in our Savings Plan and other perquisites, as included in all other compensation.
Executive	Year	Savings Plan ($)	Other Perquisites ($)
Hicks	2021	$44,625	$7,429
	2020	$27,633	$2,625
	2019	n/a	n/a
Donadeo	2021	$21,000	$2,060
	2020	$13,004	$0
	2019	n/a	n/a
Glemser	2021	$33,743	$7,847
	2020	$33,802	$4,504
	2019	$30,571	$7,875
Hatcher	2021	$31,246	$5,875
	2020	$31,621	$3,355
	2019	$30,168	$6,237
Tan	2021	$32,550	$2,810
	2020	$33,802	$1,982
	2019	$24,332	$7,371
7.	Effective May 25, 2020, Mr. Hicks was appointed President and did not receive any compensation in 2019.
8.	Effective December 31, 2021, Mr. Hicks retired as President. The portion of his 2020 new-hire LTIP grant vesting in 2023 and his 2021 LTIP grant vesting in 2024 were cancelled.
9.	Effective May 25, 2020, Mr. Donadeo was appointed Executive Chairman and did not receive any compensation as an employee in 2019.
10.	Effective November 17, 2020, Mr. Hatcher's position changed to Vice President, North America.
11.	Effective January 1, 2022, Mr. Hatcher's position changed to President.

Vermilion Energy Inc. ■ Page 91 ■ 2022 Management Proxy Circular

LTIP Share Awards and Value

All share awards granted to NEOs that are outstanding as of December 31, 2021 are subject to the performance factors described on page 85. The value of share awards on December 31, 2021 was calculated using the TSX closing price of $15.90.

Executive	Award Date	Vesting Date	Award Price[1] ($)	Number Granted[2] (#)	Award Date Value[3] ($)	Dec 31/21 Value[4] ($)
Hicks	August 17, 2020	April 1, 2022	$6.28014	421,966	$2,650,006	$10,063,889
	Total			421,966	$2,650,006	$10,063,889
Donadeo	April 1, 2021	April 1, 2024	$9.30202	231,133	$2,150,004	$3,675,015
	August 17, 2020	April 1, 2023	$6.39515	336,193	$2,150,005	$5,345,469
	August 17, 2020	April 1, 2022	$6.28014	342,350	$2,150,006	$8,165,048
	Total			909,676	$6,450,014	$17,185,531
Glemser	November 19, 2021	October 1, 2024	$12.58783	30,188	$380,001	$479,989
	April 1, 2021	April 1, 2024	$9.30202	80,628	$750,003	$1,281,985
	April 1, 2020	April 1, 2023	$9.10494	74,136	$675,004	$1,178,762
	April 1, 2019	April 1, 2022	$33.30057	22,523	$750,029	$537,174
	Total			207,475	$2,555,037	$3,477,910
Hatcher	November 19, 2021	October 1, 2022	$12.58783	23,095	$290,716	$367,211
	April 1, 2021	April 1, 2024	$9.30202	64,503	$600,008	$1,025,598
	April 1, 2020	April 1, 2023	$9.10494	50,592	$460,637	$804,413
	April 1, 2019	April 1, 2022	$33.30057	13,964	$465,009	$333,041
	Total			152,154	$1,816,370	$2,530,262
Tan	April 1, 2021	April 1, 2024	$9.30202	72,565	$675,001	$1,153,784
	April 1, 2020	April 1, 2023	$9.10494	74,136	$675,004	$1,178,762
	April 1, 2019	April 1, 2022	$33.30057	22,523	$750,029	$537,174
	Total			169,224	$2,100,034	$2,869,719

Notes:

1.	Number of share awards granted are determined using an award price with five decimals.
2.	Total for each executive is the number of share awards that have not vested as of December 31, 2021, excluding reinvested dividends.
3.	Value of outstanding share awards that have not vested as of December 31, 2021. There were no vested share awards that remained to be paid out or distributed on December 31, 2021.
4.	The value of outstanding share awards that have not vested as of December 31, 2021 is based on the Common Share closing price on December 31, 2021 on the TSX of $15.90. It does not include the value of reinvested dividends.

A performance multiple was applied as follows:

a.	Share awards vesting in 2024: 1 for 2023.
b.	Share awards vesting in 2023: 1 for 2022.
c.	Share awards granted in 2019 and 2020 vesting in 2022: 1.5; share awards granted in 2021 vesting in 2022: 1.

Vermilion Energy Inc. ■ Page 92 ■ 2022 Management Proxy Circular

Realized Pay

Realized pay is compensation received during the year, including base salary, short-term incentive payment (bonus), and vested values of previously granted equity-based awards. It excludes unvested equity-based grants and other amounts that will not be received until a future date.

Commodity prices experienced unprecedented volatility in 2020 as a result of the emergence of COVID-19 and the corresponding impact on the energy industry. This volatility impacted realized pay for executives as greater than 80% of their compensation is tied to corporate performance and the share price at the time of vesting. In 2021, total realized compensation increased compared to 2020 due to the recovery of our share price.

For executives who received LTIP vestings in 2020 and 2021, total realized pay increased on average by 35% compared to 2020, primarily due to a higher 2021 vest price of $9.30 compared to a vest price of $4.10 in 2020.

Mr. Hicks and Mr. Donadeo were appointed to President and Executive Chairman, respectively, on May 25, 2020. In 2020, their total realized compensation included only the base salary earned as they did not receive an STIP award or have an LTIP vesting. 2021 was the first year Mr. Hicks and Mr. Donadeo received an STIP award and had an LTIP vesting. Their LTIP award was granted at $6.28 and it vested at $9.30, representing a 48% increase in share price.

	2020 Realized Pay (Paid in 2020)				2021 Realized Pay (Paid in 2021)				2021 / 2020 Difference (%)
Executive	Base Salary	Non-equity incentive plan compensation – Value earned during the year	Share- based awards - Value vested during the year	Total	Base Salary	Non-equity incentive plan compensation – Value earned during the year[1]	Share- based awards - Value vested during the year	Total
Hicks (President)[2]	$263,173	—	—	$263,173	$425,000	$145,700	$5,397,060	$5,967,760	n/a
Donadeo (Executive Chairman)[2]	$123,846	—	—	$123,846	$200,000	$68,565	$4,378,740	$4,647,305	n/a
Glemser (VP and CFO)[3]	$310,000	$80,000	$31,150	$421,150	$325,000	$100,500	$175,657	$601,157	43%
Hatcher (VP, North America)[3]	$290,000	$92,500	$78,884	$461,384	$300,000	$96,100	$214,553	$610,653	32%
Tan (VP, Business Development)[3]	$310,000	$80,000	$66,859	$456,859	$310,000	$96,100	$190,718	$596,818	31%
Total Realized Pay[4]				$1,339,393				$1,808,628	35%
Notes:
1.	The performance multiplier for 2021 share-based awards was determined using our LTIP scorecard (see page 85).
2.	Mr. Hicks and Mr. Donadeo were appointed May 25, 2020; they did not receive a bonus or have an LTIP vesting as NEOs in 2020.
3.	The 2021 share-based awards vested values for Messrs. Glemser, Hatcher and Tan were granted at a $40.71 grant price, representing a 77.2% share price decrease.
4.	Total Realized Pay does not include Mr. Hicks or Mr. Donadeo for year-over-year comparability.

Vermilion Energy Inc. ■ Page 93 ■ 2022 Management Proxy Circular

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. In the last five years, the cost of management ratio averaged 0.4% of total market capitalization. Below is a chart that illustrates total NEO compensation compared to financial measurements of the business.

	2017	2018	2019	2020	2021
Total NEO Compensation[1,2,3] ($MM)	$9.8	$11.1	$9.9	$9.0	$11.1
Total NEO Compensation as a % of Market Capitalization	0.18%	0.25%	0.30%	1.00%	0.43%
Total NEO Compensation as a % of FFO[4]	1.63%	1.32%	1.09%	1.80%	1.21%

Notes:

1.	2020 total NEO compensation excludes Mr. Marino and Mr. Kaluza's severance payments for comparability of typical NEO compensation elements across the selected periods.
2.	NEOs include the President.
3.	The 2020 total NEO compensation for Mr. Hicks and Mr. Donadeo includes the value of the annual grant and not the full new-hire grant.
4.	Non-standardized financial measure. See Advisory in Schedule “C”.

Vermilion Energy Inc. ■ Page 94 ■ 2022 Management Proxy Circular

Equity Ownership Policy

The Share Ownership Policy is based on vested shares. The value of unvested share awards is not included in the calculation of ownership.

The Share Ownership Policy manages the share ownership holding requirements during the duration of employment. As such, it takes the place of requiring any restriction on sale of shares after vesting of awards.

Effective January 1, 2022, the Ownership Policy was revised to reinstate our old practice of calculating share ownership using the current market price instead of the greater of the acquisition value or the current market value price.

The table below summarizes the ownership requirement and the current compliance. It also summarizes the changes to the number and value of vested and unvested shares held by each of the executives from March 15, 2021 to March 15, 2022.

				Total Equity-at-Risk
Executive	Year	Shares[1] (#)	Value[2] ($)	Share Ownership Requirement	Multiple of Base Salary	Meets Share Ownership in 2022
Hicks[3,4]	2022	363,298	$3,880,023	5 times base salary	9.1 times	Yes
	2021	57,114	$609,978
	Change	306,184	$3,270,045
Donadeo[4,5]	2022	3,207,303	$82,139,030	8 times base salary	410.7 times	Yes
	2021	2,956,291	$31,573,188
	Change	251,012	$50,565,842
Glemser	2022	43,034	$1,102,101	1 times base salary	3.1 times	Yes
	2021	28,923	$308,898
	Change	14,111	$793,203
Hatcher[6]	2022	89,303	$2,287,050	5 times base salary	5.7 times	Yes
	2021	69,235	$739,430
	Change	20,068	$1,547,620
Tan	2022	79,522	$2,036,558	1 times base salary	6.6 times	Yes
	2021	64,797	$692,032
	Change	14,725	$1,344,526

Notes:

1.	Shares that are settled and not subject to Company imposed holding restrictions.
2.	Value calculated based on the total number of shares on March 15 multiplied by the TSX closing price ($25.61 on March 15, 2022; $10.68 on March 15, 2021).
3.	Effective December 31, 2021, Mr. Hicks retired as President. His 2022 ownership is as at December 31, 2021.
4.	Mr. Hicks and Mr. Donadeo must hold at least 2 times their annual base salary for at least 12 months following resignation or retirement.
5.	Mr. Donadeo's share ownership includes DSUs issued to him in his capacity as a non-employee Director prior to his role as Executive Chairman.
6.	Effective January 1, 2022, Mr. Hatcher's position changed to President and his share ownership requirement increased to 5 times from 1 times.

Executives have five years from their appointment date to accumulate the minimum number of shares required. The value of unvested share awards is not included in the calculation of ownership.

After the five-year accumulation period, if an executive is not in compliance with the required Share Ownership Policy, the executive has 30 calendar days to comply.

Vermilion Energy Inc. ■ Page 95 ■ 2022 Management Proxy Circular

Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading given that Directors, executives, employees and contractors may have confidential information about the Company.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by Directors, executives, employees and contractors. Specifically, the policy:

•	provides guidelines on material information and appropriate disclosure procedures;
•	imposes blackouts on trading from one or two weeks prior to regularly scheduled annual and quarterly Board meetings (at which our financials are approved) until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
•	allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;
•	gives guidance on the appropriate handling of confidential information; and
•	requires that Directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

Anti-Hedging Policy

Vermilion has a robust anti-hedging policy within our Code of Business Conduct and Ethics to provide that all Directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such Director or officer as compensation or held directly or indirectly by such Director or officer.

The anti-hedging policy does not prevent a Director or officer from pledging his or her securities of Vermilion as security for a loan.

Vermilion monitors trading activities of executives and Directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2021, no executive or Director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly by an executive or Director.

Clawback Policy (Recoupment of Incentive Compensation)

Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:

•	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
•	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
•	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from the executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Our recoupment of incentive compensation policy can be found within the Code of Business Conduct and Ethics filed on our website at vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Vermilion Energy Inc. ■ Page 96 ■ 2022 Management Proxy Circular

Succession Planning

We have a succession plan for our executive team, including our President.

The Board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. Annually, the Board reviews the succession plan for the Executive Committee positions. We seek to develop and promote talent within the Company to leadership roles including Executive Committee positions and have been successful in doing so as evidenced by:

•	Mr. Tan promoted to Vice President, Business Development from Director, Business Development effective October 26, 2017;
•	Mr. Glemser promoted to Vice President and Chief Financial Officer from Director, Finance effective April 7, 2018;
•	Mr. Kerwin promoted to Vice President, International and HSE from Vice President, Strategic Planning effective November 17, 2020;
•	Mr. Kremnica promoted to Vice President, North America from Director, Canada Business Unit effective November 1, 2021; and
•	Mr. Hatcher promoted to Vice President, North America from Vice President, Canada Business Unit effective November 17, 2020, and to President from Vice President, North America effective January 1, 2022.

We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

•	development opportunities by providing lateral moves across functions to increase breadth of knowledge;
•	internal leadership development to enhance knowledge of the Company, industry and key leadership skills;
•	enrollment in relevant university or executive leadership programs; and
•	360 assessment and development programs for senior leaders.

The GHR Committee is responsible for:

•	reviewing our talent pool and succession plan on an ongoing basis; and
•	ensuring the succession plan is presented to the Board each year. In 2021, succession plans for the President role were reviewed by the Board on a quarterly basis.

The Board ensures that Directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management.

We have established a mentoring program, focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles in the future. This program will be expanded to additional participants in 2022.

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Termination and Change of Control Benefits

Change of Control

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

In 2018, we introduced double trigger provisions and eliminated modified single trigger provisions in the event of a change of control. The double trigger provisions were introduced for the purposes of determining the severance payments for the base salary, short-term incentive payments and benefits. Executive agreements signed before 2018 are grandfathered with single trigger.

To align with best governance practice, effective in 2022, we introduced double trigger provisions for long-term equity awards under our Omnibus Incentive Plan. Equity awards granted under our legacy VIP Plan remain grandfathered with single trigger provisions.

To receive a lump-sum payment pursuant to the revised change of control provisions applicable to the base salary, short and long-term incentive payments and benefit, two events must occur:

•	change of control event; and
•	termination of employment by the employer within 10 days of the effective change of control date, or by the executive for a good reason within 60 days of the effective change of control date.

Termination Payments

Regardless of the type of termination of employment, the executive (or his/her personal representative) is entitled to receive:

•	any unpaid salary up to the termination date;
•	all outstanding vacation pay; and
•	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment (see the employment termination chart on the next page). Based on 2021 base salary, short-term incentive and benefits, the following sets forth the estimated amount NEOs would receive assuming their employment was terminated without cause, or a double trigger (being a change of control and employment termination) occurred, on December 31, 2021.

Executive	Salary ($)	STIP ($)	Benefits ($)	Total ($)
Hicks[1]	—	—	—	—
Donadeo	$400,000	$371,365	$76,810	$848,175
Glemser	$325,000	$182,500	$52,407	$559,907
Hatcher	$300,000	$163,200	$49,278	$512,478
Tan	$310,000	$149,700	$50,328	$510,028
Total	$1,335,000	$866,765	$228,823	$2,430,588

Note:

1.	Effective December 31, 2021, Mr. Hicks retired as President.

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Employment Termination Chart

Termination Type	Severance	STIP Award	LTIP Grant	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
Termination by the Corporation for just cause and termination by the executive without good reason	None	None	All share awards expire on the termination date	None
Termination by the Corporation without just cause and termination by the executive for good reason	Two times annual salary[1] for President and Executive Chairman One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for President and Executive Chairman One times average annual bonus[2] for Vice Presidents

All share awards that would have vested at the next applicable vesting date, if the vesting date is within the severance period in accordance with the executive agreements:

•    President and Executive Chairman: two-year severance period

•    Vice Presidents: one-year severance period

Amount equal to cost of benefits for the severance period
Change of Control and Loss of Employment	Two times annual salary[1] for President and Executive Chairman One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for President and Executive Chairman One times average annual bonus[2] for Vice Presidents	All outstanding share awards vest	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for President and Executive Chairman One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for President and Executive Chairman One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule in accordance with the applicable plan text	Amount equal to cost of benefits for the severance period
Death	Pro-rated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the pro-rated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay their salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards that will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

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Schedule “A” - Terms of Reference for the Board

I.	INTRODUCTION
  The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the “Corporation”)1 consistent with the Board's responsibility to the shareholders to maximize shareholder value.
  The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
  These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
  Nominees for Directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
  At least two-thirds of the Directors comprising the Board must qualify as independent Directors2.
  Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.
III.	DUTIES AND RESPONSIBILITIES
  Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i.	planning its composition and size;
ii.	selecting and setting the terms of reference for the Executive Chairman of the Board;
iii.	nominating candidates for election to the Board;
iv.	appointing committees;
v.	determining Director compensation; and
vi.	assessing the effectiveness of the Board, committees and Directors in fulfilling their responsibilities.
  Management and Human Resources

The Board has the responsibility for:

i.	the approval of the succession plan for the President as well as the appointment plan of the President and monitoring President performance, approving President compensation and providing advice and counsel to the President in the execution of the President duties;
ii.	approving terms of reference for the President;
iii.	satisfying itself as to the integrity of the President and the other executive officers and that the President and the other executive officers create a culture of integrity throughout the organization;
iv.	approving corporate performance short-term and long-term incentive plan scorecards;
v.	approving peer group selection criteria;
vi.	approving corporate performance and executive compensation peer groups
vii.	in consultation with the President, approve annual objectives that the President is responsible for meeting;
viii.	reviewing President performance at least annually, against agreed upon written objectives;
ix.	approving decisions relating to senior management including the:
i.	appointment and discharge of officers;
ii.	compensation and benefits for executive officers;
iii.	President acceptance of public service commitments or outside directorships; and
iv.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

Notes:
1.	Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.
2.	The Board has adopted the meaning of “Independent” from National Instrument 52-110 Audit Committee.

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v.	ensuring succession planning programs are in place, including programs to train and develop management;
vi.	approving certain matters relating to all employees, including:
i.	the annual salary policy/program for employees;
ii.	new benefit programs or material changes to existing programs; and
iii.	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
  Strategy and Plans

The Board has the responsibility to:

i.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
i.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
ii.	approve material divestitures and acquisitions; and
iii.	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
  Strategy and Plans

The Board has the responsibility to:

i.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
i.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
ii.	approve material divestitures and acquisitions; and
iii.	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
  Financial and Corporate Issues

The Board has the responsibility to:

i.	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii.	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii.	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;
iv.	review operating and financial performance relative to budgets or objectives;
v.	approve annual and quarterly financial statements, related Management's Discussion & Analysis and related press releases and approve release thereof by management;
vi.	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii.	declare and approve dividends;
viii.	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix.	approve the commencement or settlement of litigation that may have a material impact on the Corporation.

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  Business and Risk Management

The Board has the responsibility to:

i.	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;
ii.	assess and monitor management control systems:
a.	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b.	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
  Policies and Procedures

The Board has the responsibility to:

i.	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii.	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii.	adopt a written Code of Business Conduct and Ethics; and
iv.	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
  Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i.	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii.	approve interaction with shareholders on all items requiring shareholder response or approval;
iii.	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv.	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v.	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi.	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
  The Board is responsible for:
i.	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii.	approving matters requiring shareholder approval at shareholder meetings.
  Legal requirements for the Board include:
i.	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii.	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

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Schedule “B” - Summary of the Omnibus Incentive Plan

Background

As discussed in more detail under the Summary of the Plan below, employees, officers, non-employee Directors, consultants and certain other specified non-employee service providers of the Company and its affiliates are eligible to participate in the Plan. Subject to shareholder approval of the Plan at the Meeting, Plan participants will be eligible to receive Incentives pursuant to and in accordance with the Plan and will no longer receive grants of Share Awards pursuant to the VIP, grants of DSUs pursuant to the DSU Plan, bonus payments pursuant to the Bonus Plan or employer contributions pursuant to the Employee Savings Plan. The Legacy Plans will continue to govern outstanding awards for so long as such awards remain outstanding. The Plan will govern all future Incentives. No incentives are outstanding under the Plan, or will be granted, paid or made available under the Plan prior to the Meeting.

In accordance with TSX requirements, at the Meeting shareholders are required to approve the Plan and unallocated entitlements under the Plan, and unallocated entitlements under the Plan are subject to shareholder approval every three years. The next shareholder approval of unallocated entitlements and the Plan is scheduled for May, 2025.

Summary of the Plan

A summary of the Plan is set forth below, and a full copy of the Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on April 8, 2022 under “Other Securityholders Documents”).

The principal purposes of the Plan include providing a competitive long-term incentive program to attract, and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, Directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

As set forth in the Plan (i) Share Awards may be granted to officers, employees and consultants of the Company and its affiliates (any such officer, employee or consultant to whom Shares Awards are granted, a “Grantee”); (ii) DSUs may be granted to non-employee Directors and other specified non-employee service providers of the Company and its affiliates (any such Director or non-employee service provider designated to participate in the Plan, a “Designated Participant”); (iii) Employee Bonuses may be paid to employees of the Company or its affiliates (any such employee designated to receive an Employee Bonus, a “Bonus Participant”) and (iv) Employer Contributions may be made in respect of personal contributions of employees enrolled in employee savings under the Plan (any such employee enrolled in employee savings, a “Employee Savings Participant”, and together with Grantees, Designated Participants and Bonus Participants, collectively, “Participants”).

The number of Common Shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to Common Shares issued from treasury, Incentives may be settled with cash or Common Shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

Condition	Plan Maximum
Reserved for issue from treasury	3.5% of Vermilion's issued and outstanding Common Shares (less any Common Shares reserved for issuance pursuant to any other security-based compensation arrangements of the Company)[1,2,3]
Total issuable to any Participant	3.5% of Vermilion's issued and outstanding Common Shares[1,2,3]

Notes:

1.	Subject to shareholder and exchange approval, as applicable.
2.	On a non-diluted basis. The number of Common Shares reserved for awards does not include the dividend equivalent that accumulates on underlying grants.
3.	No one Participant may be granted any Incentives which, together with all Incentives then held by such Participant, would entitle such Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (b) the number of Common Shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively (collectively, the “Insider Participation Limit”).

Share Awards

Under the Plan employees, officers and consultants of Vermilion and its affiliates may be granted Share Awards (subject to the treasury reserve limit and the Insider Participation Limit). The number of shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below), or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion's shares at that time. Share Award grants to employees are subject to proportionate adjustment for changes to employment status (for instance, a change to employment status from 1.0 to 0.8 full time equivalent would result in a 20% adjustment).

Within two and a half months of vesting (and in any event, no later than December 31 of the third year following the year in which the Share Awards were granted), at the Board's election, Common Shares, an equivalent cash value or a combination of cash and shares, are issued to the Participant. Share Awards that vest before termination or any applicable notice date are paid in full. The following summarizes how unvested Share Awards (whether in whole or in part) are treated depending on the form of termination.

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Form of Termination	Vesting and Exercise Provisions
Voluntary resignation or retirement	Terminate on the date of resignation or retirement
Termination not for cause	Terminate on the date of termination for Share Awards that do not vest within 90 days of the date of termination
Termination for cause	Terminate on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Absence	Administered in accordance with “Pro-ration for Time at Work”
Change of Control	Share Awards granted subject to 'double trigger' vesting provisions requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason.

Once the form of settlement is determined by the Board, the vesting of Share Awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan (and where this ceases to be automatic under the Plan, the vesting date of Share Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period).

DSUs

The Plan provides for grants of DSUs to non-employee Directors and other specified non-employee service providers of the Company and its affiliates (subject to the treasury reserve limit and the Insider Participation Limit). Non-employee Directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee Director's annual remuneration and meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and meeting fees elected to be received in DSUs). Any discretionary grant to a non-employee Director under any compensation plan of the Company or any affiliate shall, in respect of shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee Director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs, granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee Director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee Director pursuant to the Plan.

A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and meeting fees to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant's annual remuneration in the form of DSUs and meeting fees in the form of cash.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs granted will be credited to that DSU Account on a quarterly basis in arrears, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant's annual remuneration and meeting fees for the applicable calendar year elected to be received in the form of DSUs by the fair market value per Common Share on the grant date (subject to pro-ration in respect of a particular Designated Participant that was newly appointed or elected, or ceased to be a Designated Participant, in that particular calendar quarter). In all cases, DSUs have the same value on a particular grant date as the cash amount of the Designated Participant's annual remuneration and meeting fees for which DSUs are granted. Where the Common Shares are listed on a stock exchange (including the TSX or NYSE), fair market value for the purposes of the Plan will be the weighted average of the prices at which the Common Shares traded on such exchange for the five trading days preceding the particular date. DSUs are fully vested upon being credited to a Designated Participant's DSU account.

DSUs granted under the Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit).

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to 10 days after that Designated Participant's date of termination (being the actual date a Designated Participant ceases to be a Director or non-employee service provider to the Company or any affiliate, as applicable) (“Date of Termination”); (b) fall within a blackout period; (c) be later than December 15 of the next calendar year after that Designated Participant's Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company. If a Redemption Date falls within a blackout period (and the Plan ceases to operate as an automatic plan), subject to the Plan the Redemption Date shall be 10 business days from the end of the blackout period.

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Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Employee Bonuses

The Plan provides employees of Vermilion and its subsidiaries with potential bonus compensation. Under the Plan, following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An employee must be an active employee (i.e. an employee other than an employee whose employment is terminated (for or without cause), including termination due to disability, death or other circumstances) to be eligible for an Employee Bonus.

An Employee Bonus may be paid in cash, Common Shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, Employee Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board's determination of bonuses. Common Shares issued as payment of a Bonus are priced at fair market value as of the date of the bonus determination by the Board (or on a specified date following the end of a blackout if the bonus determination occurs within a blackout period). If the Company is unable to issue Common Shares as payment of an Employee Bonus (for any reason), the Employee Bonus will be paid in cash.

Employee Savings

Full-time and part-time employees in active employment of the Company (including NEOs) may enroll in employee savings pursuant to the Plan and elect to contribute a minimum of 1%, to a maximum of 7%, of a Participant's earnings to the Plan. For each Participant, Vermilion makes an Employer Contribution equal to 0.33 times the amount of each Participant's personal contribution. A Participant may make excess savings contributions up to a maximum of such Participant's earnings, however excess contributions do not receive a corresponding Employer Contribution.

A Participant's personal contributions will be deposited with the Canadian chartered bank designated under the Plan (the “Bank”), and a Participant's excess contributions may be deposited with the Bank or with the administrative agent appointed under the Plan (the “Administrative Agent”) as directed in writing by a Participant. Employer Contributions in respect to a Participant's personal contributions will be deposited with the Administrative Agent. Where directed in writing by the Board, the Company may (subject to the treasury reserve limit and the Insider Participation Limit) elect to satisfy cash Employer Contributions by issuing Common Shares from treasury to the Administrative Agent (with the number of Common Shares determined with reference to the market price (as discussed below)). Each Participant will direct the Bank as to the use of a Participant's personal contributions and excess contributions deposited with the Bank.

Unless otherwise directed in writing by the Board, the Administrative Agent shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the Administrative Agent to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of Common Shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). Where (i) Common Shares are purchased through normal market facilities (entirely, or a portion together with a portion issued from treasury), the market price will be the weighted average purchase price of Common Shares purchased by the Administrative Agent through normal market facilities for such contribution period; or (ii) all Common Shares for a contribution period are issued from treasury, the market price will be the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the treasury issuance date. All Common Shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions on behalf of a Participant are at all times vested to such Participant.

A Participant may, upon notice to the Company, the Administrative Agent and (or) the Bank, withdraw Common Shares held by the Administrative Agent (or investments held by the Bank) or terminate the Participant's participation in employee savings pursuant to the Plan. A Participant's entitlement to make further personal contributions and excess contributions and to receive Employer Contributions in respect to personal contributions shall terminate immediately if: (i) the Participant becomes totally and permanently disabled; (ii) the Participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the Participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a Participant may be transferred and registered as directed by the Participant; sold with the net proceeds distributed to the Participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law). A Participant is not entitled to assign or transfer any interest in Common Shares held by the Administrative Agent (or investments held by the Bank) under the Plan other than in accordance with a withdrawal or termination.

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Other Provisions

The Plan provides for it to be administered by the Board or such committee of the Board as the Board considers appropriate from time to time (the “Committee”), with authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. Recommendations and determinations of the Committee are subject to review and approval by the Board.

In the event the Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, the Common Shares are converted into or exchangeable for any other securities, the Board may adjust the Plan and outstanding Incentives to prevent substantial dilution or enlargement of the rights of Participants.

The Board may amend, suspend, terminate or discontinue the terms and conditions of the Plan and Incentives under the Plan at any time. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX (as may be required), and shall take effect only with respect to Incentives payable, granted or to be made, as applicable, after the effective date of such amendment (provided it may apply to any outstanding Incentives with the mutual consent of the Company and the applicable Participant(s)).

Amendments (i) to cure any ambiguity, error or omission in the Plan (or correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan); (ii) to comply with applicable law (or the requirements of any stock exchange on which the Common Shares are listed); (iii) respecting administration and eligibility for participation under the Plan; (iv) that change the terms and conditions on which Incentives may be (or have been) payable, granted or made, as applicable; (v) that change the early termination provisions of an Incentive or the Plan which does not entail an extension beyond the original expiry date; or (vi) that are of a “housekeeping nature”, do not require shareholder approval under the Plan.

Without shareholder approval no amendment may: (i) increase the number of Common Shares reserved for issuance under the Plan; (ii) remove or exceed the Insider Participation Limit; (iii) result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Insider; (iv) permit the Company or any affiliate to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives; (v) amend the Employer Contribution amount; (vi) result in any cancellation and reissue of Incentives; (vii) change the class of eligible participants in the Plan which would have the potential of broadening or increasing participation by Insiders of the Company; (viii) provide for any Incentive (other than DSUs) to be payable, granted or made to any Director pursuant to the Plan; (ix) amend the amendment provision of the Plan; (x) extend the expiry date of Incentives under the Plan beyond the expiry date provided for under the provisions of the Plan; or (xi) make any amendment to the Plan that permits a Participant to transfer or assign an Incentive to any Person other than in the case of the death of the Participant for normal estate settlement purposes.

The Company may, without amending the Plan, modify the terms of Incentives for Participants who are foreign nationals or who provide services to the Company or any affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions (and reflect any such modification in the applicable award agreement relating thereto).

The Company is entitled under the Plan to deduct and withhold (from any amounts otherwise payable under the Plan to a Participant) amounts in respect of taxes (with such amounts so deducted, withheld and remitted treated as having been paid to the Participant), and to satisfy its withholding tax obligations by (as applicable): (i) the withholding of a cash amount; and (or) (ii) the withholding and sale of a number of Common Shares (from any Common Shares otherwise deliverable to the Participant in accordance with the terms of the Plan) that, in aggregate, are sufficient to satisfy the total withholding tax obligations (with any remaining cash or proceeds therefrom to be paid or released to the Designated Participant).

Incentives may not be assigned, sold, transferred, pledged or charged, and Common Shares (if any) or cash deliverable or payable pursuant to the Plan shall only be delivered or paid to a Participant personally except that if a Participant dies, Common Shares or cash may be delivered or paid to the Participant's estate. A Participant does not possess any incidents of ownership of any Common Shares (including the right to exercise voting rights in respect of any such Common Shares) unless and until any Common Shares are delivered to a Participant in accordance with the terms of the Plan. Under the Plan the Company and its affiliates are not permitted to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives.

Nothing in the Plan (or in any award agreement relating thereto) confers upon any employee (whether or not a Participant) the right to be restricted in the service of the Company or upon any employee (whether or not a Participant), non-employee Director or non-employee service provider the right to continue in the employ or service of the Company or an affiliate.

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Schedule “C” - Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non-GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 4, 2022, of Vermilion’s operating and financial results as at and for the three and twelve months and year ended December 31, 2021. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at vermilionenergy.com.

Forward looking Information

Certain statements included or incorporated by reference in this Circular may constitute forward looking statements or information under applicable securities legislation.

Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks and opportunities; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

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Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2021, available on SEDAR at www.sedar.com or on our website at vermilionenergy.com.

The forward looking statements or information contained in this Circular are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Non-standardized and non-GAAP financial measures referenced in this document include:

After-tax cash flow recycle ratio: This is a non-GAAP ratio that is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other issuers and is calculated by dividing the fund flows from operations per boe by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period. Information is included in this document by reference and reconciliation of operating netback can be found in the “Supplemental Table 1: Netbacks” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Fund flows from operations (“FFO”): Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings that is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other issuers and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Free cash flow (“FCF”): Free cash flow represents a non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of funds flows from operations less drilling and development and exploration and evaluation expenditures. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Fund flows from operations per boe: A non-GAAP ratio that is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other issuers calculated as fund flows from operations divided by total sales volume over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers. Information is included in this document by reference and can be found in the “Supplemental Table 1: Netbacks” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

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Fund flows from operations per basic and diluted share: Non-GAAP ratios that are not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other issuers. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion Common Shares. Information is included in this document by reference and reconciliation of FFO to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A non-GAAP measure most directly comparable to earnings that is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other entities. The measure is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole. Information is included in this document by reference and can be found in the “Supplemental Table 1: Netbacks” section of the accompanying 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Operating recycle ratio: A non-GAAP ratio calculated by dividing the operating netback by the F&D cost for the same period, the ratio is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other entities. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period. Information is included in this document by reference and reconciliation of operating netback can be found in the “Supplemental Table 1: Netbacks” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Payout: A non-GAAP Financial Measure most directly comparable to Net Dividends that is not standardized under IFRS and therefore may not be comparable to similar measures disclosed by other issuers. We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

Return on Capital Employed (“ROCE”): A non-GAAP ratio that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures disclosed by other issuers. The ratio is calculated by dividing net earnings before interest and taxes (“EBIT”) by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2021 Fourth Quarter Management’s Discussion and Analysis available on SEDAR.com and under Reports & Filings on vermilionenergy.com.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmboe	million barrel of oil equivalent

Vermilion Energy Inc. ■ Page 109 ■ 2022 Management Proxy Circular

Schedule “D” - Virtual Meeting Guide

In Order to Participate Online

This year we will be conducting a virtual Meeting, giving you the opportunity to attend the Meeting online, using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time.

Before the Meeting:

1.	Check that your browser for whichever device you are using is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer.
2.	All securityholders MUST register any third party appointments by email at vermilion@odysseytrust.com. Failure to do so will result in the appointee not receiving login credentials. See important information on the next page regarding third party appointments.

Gather the information you need to access the online meeting:

Website: https://web.lumiagm.com

Meeting ID: 299274697

Password: vermilion2022

You will be able to log into the site from 14:00 MDT, May 11, 2022. The Meeting will start at 15:00 MDT.

•	Registered Holders can login using their 12-digit control number or login as a guest, see details below
•	The 12 digit control number located on the reverse of your form of proxy. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted votes or proxies for the Meeting.
•	Guest: If you do not have a 12 digit control number or you are a registered shareholder and you have voted in advance of the Meeting and you do not wish to revoke your previously submitted votes.
•	If you register as a guest, you will not be able to participate in the Meeting and ask questions.
•	Non Registered Holders / Proxyholders: If you have appointed yourself or a third party as your proxy appointee to attend the Meeting, you will need to email Odyssey Trust Company at vermilion@odysseytrust.com to register the appointment in order for them to receive a username.

Difficulties Accessing the Meeting

If you have trouble connecting to the Meeting please contact Odyssey Trust Company at 1.888.290.1175.

If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed.

Vermilion Energy Inc. ■ Page 110 ■ 2022 Management Proxy Circular

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or Voting Instruction Form AND register the proxyholder.

Registering a Proxyholder to Attend the Meeting

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the management nominees set forth in the form of proxy or Voting Instruction Form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint themselves or a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or Voting Instruction Form (as applicable) appointing themselves or such Third Party Proxyholder AND register themselves or the Third Party Proxyholder, as described below. Registering yourself or your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint yourself or a Third Party Proxyholder, insert such personʼs name in the blank space provided in the form of proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such form of proxy or Voting Instruction Form. This must be completed prior to registering yourself or such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or Voting Instruction Form. If you are a beneficial shareholder located in the U.S., you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder.

Step 2: Register yourself or your proxyholder: To register a proxyholder, shareholders must send an email to vermilion@odysseytrust.com by 3:00 p.m. MDT on May 9, 2022, and provide Odyssey with their proxyholderʼs contact information, amount of Shares appointed, name in which the Shares are registered if they are a registered shareholder, or name of brokerage house where the Shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

Legal Proxy - U.S. Beneficial Shareholders

If you are a beneficial shareholder located in the U.S. and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Voting by Third Party Proxyholder”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial shareholders located in the U.S. that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to vermilion@odysseytrust.com and received by 3:00 p.m. MDT on May 9, 2022.

Vermilion Energy Inc. ■ Page 111 ■ 2022 Management Proxy Circular

Navigation

When successfully authenticated (did not sign in as a guest), the info screen  will be displayed. You can view Company information, ask questions and watch the webcast.

If you would like to watch the webcast press the broadcast icon.

If viewing on a computer, the webcast will appear at the side automatically once the Meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.

To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the Meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

Type your message within the chat box at the bottom of the messaging screen.

Once you are happy with your message click the send button.

Questions sent via the Lumi Meeting online platform will be moderated before being sent to the Chair.

Vermilion Energy Inc. ■ Page 112 ■ 2022 Management Proxy Circular

Corporate Information

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Auditors

Deloitte LLP

Calgary, Alberta

Transfer Agent and Trustee

Odyssey Trust Company

Stock Exchange Tower

1230 - 300 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3C4

Phone: 1.888.290.1175

Proxy Solicitor

Laurel Hill Advisory Group

Phone: 1.877.452.7184 (toll free - North America)

Phone: 1.416.304.0211 (outside North America)

Email: assistance@laurelhill.com

Governance Documents

Vermilion’s governance documents are available at vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

•	Anti-Corruption, Sanctions and Anti-Money Laundering Policy
•	Articles of Amalgamation
•	Board Operating Guidelines
•	By-laws
•	Committee Guidelines
•	Code of Ethics
•	Diversity Policy
•	Majority Voting Policy
•	Summary of Significant Corporate Governance Differences
•	Terms of Reference for the Board
•	Terms of Reference for the Executive Chairman
•	Terms of Reference for the Lead Director
•	Terms of Reference for the Directors
•	Terms of Reference for the President
•	Terms of Reference for the Audit Committee
•	Terms of Reference for the Governance and Human Resources Committee
•	Terms of Reference for the Health, Safety and Environment Committee
•	Terms of Reference for the Independent Reserves Committee
•	Terms of Reference for the Sustainability Committee
•	Whistleblower Policy

A copy of Vermilion’s security-based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (under “Other Securityholders Documents”).

•	Omnibus Incentive Plan (filed April 8, 2022)

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com

VERMILION ENERGY

If you have questions or require assistance to vote your shares, contact:

Laurel Hill Advisory Group